SEPARATE FINANCIAL STATEMENTS 2024 & 2023

SEPARATE STATEMENT OF FINANCIAL POSITION
BANCOLOMBIA S.A.
As of December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	3	19,025,227	24,348,860
Financial assets investments, net	4.1	21,756,044	13,757,902
Derivative financial instruments	4.2	2,924,434	6,215,942
Financial assets investments, net and derivative financial instruments		24,680,478	19,973,844
Loans and advances to customers		191,927,705	182,921,469
Allowance for loans, advances and lease losses		(13,829,166)	(12,892,352)
Cartera de créditos y operaciones de leasing financiero, neto	5	178,098,539	170,029,117
Assets held for sale and inventories, net	13	392,746	459,328
Investment in subsidiaries	7	28,718,183	24,751,945
Investment in associates and joint ventures	8	205,312	298,598
Premises and equipment, net	10	4,866,583	5,446,056
Investment properties	11	846,853	574,550
Right of use asset under lease agreements	6.2.1	1,296,314	1,228,649
Intangible assets, net	9	370,461	345,553
Other assets, net	14	4,084,045	4,133,838
TOTAL ASSETS		262,584,741	251,590,338
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	185,801,073	170,231,400
Interbank deposits and repurchase agreements and other similar secured borrowing	16	628,483	263,751
Derivative financial instruments	4.2	2,667,439	6,699,521
Borrowings from other financial institutions	17	10,557,864	12,000,269
Debt instruments in issue	18	7,801,008	10,958,823
lease contracts liabilities, net	6.2.2	1,391,215	1,352,302
Preferred shares	19	584,204	584,204
Current tax		1,069	1,520
Deferred tax, net	12.4	1,387,838	1,113,359
Employee benefit plans	20	711,067	684,439
Other liabilities	21, 22	8,782,160	10,619,082
TOTAL LIABILITIES		220,313,420	214,508,670
EQUITY
Share capital	23	480,914	480,914
Additional paid-in-capital		4,837,497	4,837,497
Appropriated reserves	24	22,898,182	20,292,454
Retained earnings		5,544,752	5,935,658
Accumulated other comprehensive income, net of tax		8,509,976	5,535,145
TOTAL EQUITY		42,271,321	37,081,668
TOTAL LIABILITIES AND EQUITY		262,584,741	251,590,338

The accompanying notes form an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME
BANCOLOMBIA S.A.
For the years ended December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2024	2023
Interest on loans and financial leases
Commercial		12,533,239	13,496,215
Consumer		6,953,090	8,138,830
Small business loans		117,938	142,804
Mortgage		2,806,292	2,916,180
Financial leases		3,375,713	3,623,476
Total interest income on loans and financial leases		25,786,272	28,317,505
Interest income on overnight and market funds		27,296	10,404
Interest and valuation on financial instruments	25.1	1,885,906	837,862
Other interest income		195,137	198,822
Total interest and valuation on financial instruments		27,894,611	29,364,593
Interest expenses	25.2	(11,974,718)	(13,887,154)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		15,919,893	15,477,439
Credit impairment charges on loans, advances and financial leases, net	5	(5,824,678)	(6,723,335)
Credit (impairment) recovery for other financial instruments		(73,116)	(8,858)
Total credit impairment charges, net		(5,897,794)	(6,732,193)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		10,022,099	8,745,246
Fees and commissions income	25.3.1	5,738,904	5,333,049
Fees and commissions expenses	25.3.2	(3,022,011)	(2,641,905)
Total fees and commissions, net		2,716,893	2,691,144
Other operating income, net	25.4	1,929,017	2,903,331
Dividends and other net income from equity interests	7,8,25.5	1,842,218	2,112,255
Total income, net		16,510,227	16,451,976
Operating expenses
Salaries and employee benefits	26.1	(3,788,535)	(3,504,950)
Other administrative and general expenses	26.2	(3,497,556)	(3,201,592)
Taxes other than income tax	26.2	(1,182,868)	(1,183,244)
Impairment, depreciation and amortization	26.3	(938,047)	(899,647)
Total operating expenses		(9,407,006)	(8,789,433)
Profit before income tax		7,103,221	7,662,543
Income tax	12	(1,525,001)	(1,682,813)
Net income		5,578,220	5,979,730
The accompanying notes form an integral part of these separate financial statements.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME
BANCOLOMBIA S.A.
For the years ended December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2024	2023
Net income		5,578,220	5,979,730
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement (loss)/income related to defined benefit liability	20.1	7,731	(24,291)
Income tax	12.3	(3,043)	9,061
Net of tax amount		4,688	(15,230)
Other comprehensive income/(loss) that may be reclassified to net income
Net gain (loss) on valuation of financial instruments (1)	4.1	(35,842)	68,819
Income tax	12.3	16,082	(19,335)
Net of tax amount		(19,760)	49,484
Surplus from equity method
Unrealized gain/(loss) on investments in subsidiaries using equity method	7	3,434,684	(5,431,964)
Gain/(loss) on valuation of investments in associates and joint ventures (2)	8	(187)	172
Net of tax amount		3,434,497	(5,431,792)
Effects of hedge accounting application
(Loss) gain on hedge of net investment in a foreign operation	4.3	(742,930)	1,948,833
Income tax	12.3	307,656	(772,755)
Net of tax amount (3)		(435,274)	1,176,078
Unrealized gain on cash flow hedges	4.3	351	-
Reclassification to profit or loss	4.3	(135)	-
Income tax	12.3	(87)	-
Net of tax amount		129	-
Total other comprehensive income that may be reclassified to net income		2,979,592	(4,206,230)
Total other comprehensive income, net of tax		2,984,280	(4,221,460)
Total comprehensive income		8,562,500	1,758,270
The accompanying notes form an integral part of these separate financial statements.
(1)The net effect in the year 2024 corresponds to debt securities (TDS and Bonds) for COP (23,191), realization of equity investments for COP (18,516) and valuation of equity investment financial instruments for COP 5,865. The net effect in 2023 corresponds to debt securities for COP 52,063, realization of equity investments for COP (8,608), valuation of financial instruments of equity investments for COP 19,082 and realization from the exchange of shares of the BVC with Holding Bursatil Regional S.A. for COP 6,282.
(2)As of December 31, 2024 and 2023, the total effect corresponds to the valuation.
(3)The decrease corresponds to repurchases of bonds designated as hedges, carried out during the year 2024. In addition, there was a 15.36% devaluation of the Colombian peso against the US dollar.

SEPARATE STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A.
For the years ended December 31, 2024 and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

					Accumulated other comprehensive income
	Note	Share capital	Additional paid in capital	Appropriated reserves	Financial instruments	Adjustments on first-time application of IFRS	Revaluation of assets	Employee benefits	Equity method surplus (1)	Cash flow hedges	Total other comprehensive income, net	Retained earnings	Total equity
Balance as of January 1, 2024		480,914	4,837,497	20,292,454	173,289	2,555,858	2,137	(15,765)	2,819,626	.	5,535,145	5,935,658	37,081,668
To pay a dividend corresponding to 509,704,584 common shares and 452,122,416 shares with preferred dividend and without voting rights, subscribed and paid as of December 31, 2023, at the rate of COP 3,536 per share, payable as follows: COP 884 per share and quarter, on the following dates: April 1, July 2, July 2, October 1, 2024 and January 2, 2025.		-	-	-	-	-	-	-	-		-	(3,343,319)	(3,343,319)
Reserve for equity strengthening and future growth.		-	-	2,605,222	-	-	-	-	-		-	(2,605,222)	-
Reserve for social benefit projects and donations.		-	-	-	-	-	-	-	-		-	(33,000)	(33,000)
Reclassification of unclaimed dividends in accordance with Article 85 of the Bank's bylaws to reserves.		-	-	506	-	-	-	-	-		-	-	506
Realization of retained earnings.		-	-	-	-	(9,449)	-	-	-		(9,449)	9,449	-
Equity method from participation in subsidiaries, associates and joint ventures.		-	-	-	-	-	-	-	-		-	2,966	2,966
Net income		-	-	-	-	-	-	-	-		-	5,578,220	5,578,220
Other comprehensive income	12.3	-	-	-	(19,760) (2)	-	-	4,688	2,999,223	129	2,984,280	-	2,984,280
Equity as of December 31, 2024		480,914	4,837,497	22,898,182	153,529	2,546,409	2,137	(11,077)	5,818,849	129	8,509,976	5,544,752	42,271,321

The accompanying notes form an integral part of these separate financial statements.
(1)The balance as of December 31, 2024 includes recognition of equity method investments in subsidiaries for COP 9,954,070, equity method investments in associates for COP (2,410), hedging of investments abroad for COP (5,146,713) and deferred tax for COP 1,013,902.
(2)Changes in financial instruments as of December 31, 2024 include ORI for debt securities (TDS and Bonds) for COP (23,191), realization of equity investments for COP (18,516) and valuation of financial instruments of equity investments for COP 5,865 and deferred tax for COP 16,082.

SEPARATE STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A.
For the years ended December 31, 2024 and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

						Accumulated other comprehensive income
	Note	Share capital	Additional paid in capital	Appropriated reserves	Financial instruments	Adjustments on first-time application of IFRS	Revaluation of assets	Employee benefits	Equity method surplus (1)	Total other comprehensive income, net	Retained earnings	Total equity
Balance as of January 1, 2023		480,914	4,837,497	16,733,917	123,805	2,557,668	2,137	(535)	7,075,340	9,758,415	6,931,037	38,741,780
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share, payable as follows: COP 884 per share quarterly, on the following dates: April 3, July 4, October 2, 2023 and January 2, 2024.		-	-	-	-	-	-	-	-	-	(3,343,319)	(3,343,319)
Reserve for equity strengthening and future growth.		-	-	3,557,980	-	-	-	-	-	-	(3,557,980)	-
Reserve for social benefit projects and donations.		-	-	-	-	-	-	-	-	-	(33,000)	(33,000)
Reclassification of unclaimed dividends in accordance with Article 85 of the Bank's bylaws to reserves.		-	-	557	-	-	-	-	-	-	-	557
Realization of retained earnings.		-	-	-	-	(1,810)	-	-	-	(1,810)	1,810	-
Equity method from participation in subsidiaries, associates and joint ventures.		-	-	-	-	-	-	-	-	-	(42,620)	(42,620)
Net income		-	-	-	-	-	-	-	-	-	5,979,730	5,979,730
Other comprehensive income	12.3	-	-	-	49,484 (2)	-	-	(15,230)	(4,255,714)	(4,221,460)	-	(4,221,460)
Equity as of December 31, 2023		480,914	4,837,497	20,292,454	173,289	2,555,858	2,137	(15,765)	2,819,626	5,535,145	5,935,658	37,081,668

The accompanying notes form an integral part of these separate financial statements.
(1)The balance as of December 31, 2023 includes recognition of the equity method on investments in subsidiaries for COP 6,519,385, equity method of investments in associates for COP (2,223), hedging of foreign investments for COP (4,403,782) and deferred tax for COP 706,246.
(2)The movement as of December 31, 2023 includes ORI for debt securities for COP 52,063, realization of equity investments for COP (8,608), valuation of financial instruments of equity investments for COP 19,082 and realization for exchange of shares of the BVC with Holding Bursátil Regional S.A. for COP 6,282 and deferred tax for COP (19,335).

SEPARATE STATEMENT OF CASH FLOW
BANCOLOMBIA S.A.
For the years ended December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2024	2023
Net income		5,578,220	5,979,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	26.3	938,047	899,647
Equity method	25.5	(1,883,281)	(2,040,133)
Impairment (recovery) of provision for investments	4.1	121,788	(7,381)
Credit impairment charges on loans and financial leases, net	5	5,824,678	6,723,335
Other assets impairment		73,116	16,239
Net interest income		(14,057,928)	(14,679,270)
Gain on sale of equity instruments	25.5	(18,516)	(9,553)
Gain on sale of portfolio	25.4	(112,128)	(271,834)
Gain on sale of property and equipment	25.4	(37,249)	(107,390)
Gain on repositioning of inventories and sale of assets held for sale	25.4	(133,659)	(140,668)
Interest and valuation of financial instruments at fair value - Debt securities	25.1	(1,224,421)	(622,737)
Interest on debt securities held to maturity	25.1	(279,830)	(299,236)
Gain on valuation of equity instruments		(58,399)	(58,086)
Loss on valuation of cash operations	25.1	13,812	48,373
Gain on valuation of derivatives		(324,505)	(171,022)
Loss on valuation of investment properties	11, 25.4	(68,536)	(27,818)
Other provisions		22,767	29,568
Bonds and short-term benefits		496,716	553,823
Other non-cash items		8,245	872
Preferred shares dividend expense	25.2	57,701	57,701
Dividends on equity investments	25.5	(3,810)	(4,482)
Effect of exchange rate changes		310,453	(251,857)
Income tax expense	12	1,525,001	1,682,813
Change in operating assets and liabilities:
(Increase) decrease Financial instruments measured at fair value through profit and loss		(6,056,732)	394,688
Increase Loan portfolio and financial leasing operations		(14,097,565)	(8,499,818)
Increase Other accounts receivable		(183,100)	(319,730)
(Increase) Decrease Derivatives		(415,243)	797,574
Decrease (Increase) Other assets		125,251	(814,622)
Increase Deposits		15,189,956	13,012,343
Increase decrease Increase in accounts payable		(1,134,780)	619,969
Increase in other liabilities and provisions		(455,315)	(291,028)
Interest received		25,754,683	26,877,239
Received dividends		2,084,851	1,861,195
Proceeds from sale of assets held for sale and inventories		1,069,561	714,668
Recovery of charged-off receivables account	5	645,742	428,298
Interest paid		(11,995,666)	(13,005,427)
Income tax paid		(1,603,815)	(2,358,248)
Net cash provided by (used in) operating activities		5,696,110	16,717,735
Cash flows from investment activities
Investments Purchase:		(4,422,310)	(3,927,726)
Investments at amortized cost		(3,903,857)	(3,111,805)
Financial instruments measured at fair value through OCI - Debt securities		(171,495)	(500,235)
Investments in subsidiaries		(267,721)	(250,655)
Investments in associates and joint ventures		(79,237)	(65,031)
Investments sale:		3,898,463	3,600,551
Investments at amortized cost		3,489,901	3,367,609
Financial instruments measured at fair value through OCI - Debt securities		388,001	223,199
Financial instruments measured at fair value through OCI – Equity investment		18,516	8,956
Investments in subsidiaries		2,045	787
Acquisition of property and equipment		(940,855)	(1,353,713)
Acquisition of investment property	11	(203,767)	(97,479)
Proceeds from sale of property and equipment		156,124	170,304

Acquisition of intangible assets		(95,485)	(129,764)
Net cash used in investing activities		(1,607,830)	(1,737,827)
Cash flows from financial activities:
Decrease Interbank		-	(482,766)
Increase in monetary and related market operations		364,732	107,576
Opening of financial obligations		2,939,675	4,147,659
Cancellation of financial obligations		(5,340,559)	(4,249,291)
Lease liabilities		(114,620)	(118,385)
Issuance of debt securities		3,251,009	277,506
Cancellation of debt securities		(7,626,421)	(2,672,528)
Dividends paid		(3,398,756)	(3,298,183)
Net cash (used in) provided by Financial activities		(9,924,940)	(6,288,412)
(Decrease) / Increase in cash and cash equivalents, before the effect of exchange rate changes		(5,836,660)	8,691,496
Effect of exchange rate variations on cash and cash equivalents		513,027	(576,440)
(Decrease) Increase in cash and cash equivalents		(5,323,633)	8,115,056
Cash and cash equivalents at the beginning of the period	3	24,348,860	16,233,804
Cash and cash equivalents at the end of the period	3	19,025,227	24,348,860
The accompanying explanatory notes are an integral part of the separate financial statements.

The statement of cash flows includes the following non-cash transactions, which were not reflected in the separate statement of cash flows:

(a) Restructured loans and restituted assets that were transferred to assets held for sale, inventories and other assets, for COP 258,487 and COP 270,680.
b) Asset received in lieu of payment of loan portfolio that was recognized as an equity instrument for an 11% interest of the units in the FCP Pactia Inmobiliario for COP 230,674.
c) Cancellation of active credit operations as a source of payment for the acquisition of P.A. Sodimac.

NOTE 1. REPORTING ENTITY
Bancolombia S.A., hereinafter the Bank, is a credit establishment, listed on the Colombia Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Bank main location is in Medellín (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.
The duration contemplated in the bylaws is until December 8, 2144, but it may be dissolved or renewed before the end of that period.
Bancolombia´s bylaws are formalized in the public deed number 2040, dated July 26, 2024, at the 20th Notary´s Office of Medellín.
Bancolombia S.A. business purpose is to carry out all operations, transactions, acts and services inherent to the banking business. The Bank may, by itself or through its subsidiaries, own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.
The operating license was authorized definitively by the SFC according to Resolution number 3140 on September 24, 1993.
The Bank, through its subsidiaries, has banking operations and international presence in United States, Puerto Rico, Panamá Guatemala and El Salvador.

Bancolombia S.A. announced on October 29, 2024 that its Board of Directors authorized management to move forward with the steps necessary to modify the corporate structure of Bancolombia, its affiliates and subsidiaries through the creation of a holding company to be named Grupo Cibest S.A. as well as certain related corporate transactions.
The Corporate Structure Changes will be presented, as applicable, for consideration at the shareholder meetings of the entities involved, including at an Extraordinary General Shareholders’ Meeting of the common and preferred shareholders of Bancolombia once required regulatory authorizations are obtained in Colombia and in other jurisdictions where Bancolombia´s affiliates and subsidiaries operate.
The Changes in the Corporate Structure include the following transactions:
(i)The distribution of certain subsidiaries by Bancolombia (Panama) S.A. to Sociedad Beneficiaria BC Panamá S.A.S., a company established by Bancolombia with the sole purpose of being the beneficiary of this distribution and subsequently merged into Bancolombia.
(ii)The merger of Sociedad Beneficiaria BC Panamá S.A.S into Bancolombia.
(iii)The distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera to Bancolombia.
(iv)The distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest.
Once the Corporate Structure Changes are completed, Grupo Cibest will be the parent company of Bancolombia its affiliates and subsidiaries.

The shareholders of Bancolombia will become shareholders of Grupo Cibest, maintaining the same number of shares and the same percentage investment and under the same terms and conditions they have in Bancolombia at the time the transaction is finalized, which means the transaction will not involve the change in any rights with respect to the common and preferred shares nor any transfer of value to third parties.

On January 13, 2025, Bancolombia announced the publication of notices of merger by absorption and distribution of certain assets.

On the other hand, the assets and liabilities of the operations in Barbados through Mercom Bank were transferred to other companies, leaving the balances of the credit portfolio and deposit portfolio at zero. The company is in the process of dissolution and liquidation.

For its part, operations in the Cayman Islands through Sinesa Cayman have been canceled or transferred. The company is in the process of dissolution and liquidation. The General Assembly of Shareholders of Transportempo S.A.S approved the liquidation of the company, making the corresponding adjudications and approvals of its final accounts. The above is recorded in Minute No. 98 of July 3, 2024.

On December 14, 2021, the Bank's Board of Directors authorized the legal separation of the Nequi business, the digital platform of Grupo Bancolombia which offers financial services. The Superintendence of Finance of Colombia, through Resolution 0843 of July 6, 2022, modified by the Resolution 0955 of July 27, 2022, authorized the constitution of Nequi S.A. Financial Company. The legal separation implied the creation and commercial registration of a new corporation which will be supervised by the Superintendence of Finance of Colombia through which Nequi will operate completely as a digital bank (compañía de financiamiento). In order to be able to operate, compliance with all the activities required to obtain the authorization certificate or operating permit must be accredited to the Superintendence of Finance of Colombia. On September 2022 the company NEQUI S.A.S. was created with a capitalization of COP 150,000 distributed mainly between Banca de Inversión Bancolombia S.A. with a participation of 94.99% and Inversiones CFNS S.A.S. with 5.01%.
On July 22, 2022, through the subsidiary Sistemas de inversiones y negocios S.A. SINESA, the company Wenia LTD, a corporate vehicle whose purpose is to provide technology services, was incorporated in Bermuda. By private document of October 18, 2022, Wenia LTD as the sole shareholder, registered on November 22, 2022 in the Medellín Chamber of Commerce, the commercial nature company called Wenia S.A.S., whose purpose is, among others, the creation and implementation of operating systems and software applications. On April 9, 2024, the participation held by Sistemas de Inversiones y Negocios S.A. in Wenia LTD was transferred to Banca de Inversión Bancolombia S.A.
As of december 31, 2024, the Bank has 22,506 employees, operates through 28,251 banking correspondents, 4,609 ATM’s, 575 offices and 489 mobile service points in Colombian territory.
The Bank has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2023
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%
Wompi S.A.S.	Colombia	Technology services provider	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%
Transportempo S.A.S. “En liquidación”(1)	Colombia	Transportation	-	100.00%
Inversiones CFNS S.A.S.(2)	Colombia	Investments	100.00%	99.94%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	80.47%	80.47%
P.A. Inmuebles CEM	Colombia	Mercantile trust	80.47%	80.47%
P.A. Calle 92 FIC-11	Colombia	Mercantile trust	52.31%	52.31%
P.A. FIC Edificio Corfinsura	Colombia	Mercantile trust	80.47%	80.47%
P.A. FIC-A5	Colombia	Mercantile trust	80.47%	80.47%
P.A. FIC Inmuebles	Colombia	Mercantile trust	80.47%	80.47%
P.A. FIC Clínica de Prado	Colombia	Mercantile trust	62.00%	62.00%
P. A. FIC A6	Colombia	Mercantile trust	80.47%	80.47%
P.A. Central Point	Colombia	Mercantile trust	60.35%	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(3)	Colombia	Mercantile trust	-	80.47%

P.A. Fideicomiso Twins Bay	Colombia	Mercantile trust	80.47%	80.47%
Fideicomiso Lote Av San Martín	Colombia	Mercantile trust	80.47%	80.47%
P.A. Fideicomiso Lote 30	Colombia	Mercantile trust	80.47%	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantile trust	80.47%	80.47%
P.A. Florencia Ferrara(4)	Colombia	Mercantile trust	44.26%	44.26%
P.A. Flor Morado Plaza	Colombia	Mercantile trust	80.47%	80.47%
P.A. Galería la 33	Colombia	Mercantile trust	80.47%	80.47%
P.A Linz Granz del Rio(5)	Colombia	Mercantile trust	44.26%	-
Fideicomiso Selecto Terrazu E1(5)	Colombia	Mercantile trust	64.38%	-
Valores Simesa S.A.	Colombia	Investments	62.75%	64.93%
Fideicomiso Lote Distrito Vera B1B2(6)	Colombia	Mercantile trust	62.44%	64.61%
Fideicomiso Lote Distrito Vera B3B4(7)	Colombia	Mercantile trust	-	64.61%
Fideicomiso Lote B6 Ciudad del Rio	Colombia	Mercantile trust	-	-
P.A. FAI Calle 77	Colombia	Mercantile trust	98.00%	98.00%
P.A. Nomad Salitre	Colombia	Mercantile trust	98.00%	98.00%
P.A. Nomad Central-2	Colombia	Mercantile trust	98.00%	98.00%
P.A. Calle 84 (2)	Colombia	Mercantile trust	98.00%	98.00%
P.A. Calle 84 (3)	Colombia	Mercantile trust	98.00%	98.00%
P.A. Nomad Distrito Vera(8)	Colombia	Mercantile trust	98.00%	-
P.A Nexo(8)	Colombia	Mercantile trust	98.00%	-
P.A. Mercurio	Colombia	Mercantile trust	100.00%	100.00%
P.A CEDIS Sodimac(8)	Colombia	Mercantile trust	100.00%	-
Wenia S.A.S.	Colombia	Technology services	100.00%	100.00%
P.A. Wenia	Colombia	Mercantile trust	100.00%	100.00%
Nequi S.A. Compañía de Financiamiento	Colombia	Financial services	100.00%	100.00%
Sociedad Beneficiaria BC Panamá S.A.(9)	Colombia	Holding	100.00%	-
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%
Banistmo Panamá Fondos de Inversión S.A.(10)	Panama	Investment fund holder	100.00%	100.00%
Banistmo Capital Markets Group Inc.(10)	Panama	Purchase and sale of securities	100.00%	100.00%
Anavi Investment Corporation S.A.(10)	Panama	Real estate	100.00%	100.00%
Desarrollo de Oriente S.A.(10)	Panama	Real estate	100.00%	100.00%
Steens Enterprises S.A.(10)	Panama	Portfolio holder	100.00%	100.00%
Ordway Holdings S.A.(10)	Panama	Real estate broker	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.	Guatemala	Insurance agency	-	-
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En liquidación”	Guatemala	Maintenance services	100.00%	100.00%
Mercom Bank Ltd.(11)	Barbados	Banking	99.68%	99.68%

New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%
Sinesa Cayman, Inc. (before Bancolombia Cayman S.A)(11)	Cayman Islands	Banking	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%
Accelera S.A. de C.V. (before Credibac S.A. de C.V)	El Salvador	Credit card services	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%	100.00%
Bancolombia Capital Advisers LLC	United States	Investment advisor	100.00%	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%	100.00%
(1)Company liquidated in July 2024.
(2)During the year 2024, Banca de Inversión Bancolombia S.A. acquired additional shares of Inversiones CFNS S.A.S.
(3)On February 29, 2024, the trust rights were assigned as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia.
(4)The P.A Florencia Ferrara is a subsidiary of Fondo de Capital Privado Fondo Inmobiliario Colombia, which has a 55.00% participation, Bancolombia has an effective participation in Fondo de Capital Privado Fondo Inmobiliario Colombia of 80.47%.
(5)The P.A Linz Granz del Rio and Fideicomiso Selecto Terrazu E1 are consolidated through Fondo de Capital Privado Fondo Inmobiliario Colombia as of September and December 2024, respectively.
(6)The decrease in the shareholding is due to the repurchase process of outstanding shares carried out by the subsidiary Valores Simesa S.A. (parent company of the fund) during 2024.
(7)During 2024, the Trust's fiduciary rights were assigned as a result of the sale by Valores Simesa S.A.
(8)During the months of May, June and November 2024, Bancolombia S.A. was constituted as trustor of the P.A CEDIS Sodimac, P.A Nomad Distrito Vera and P.A Nexo, respectively, by means of an administration mercantile trust contract, for real estate activity purposes.
(9)On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia, as indicated in the preceding text in this same note.
(10)Inversiones de Banistmo S.A. in non-operational stage.
(11)Company in process of liquidation and dissolution, as indicated in the preceding text in this same note.

SEPARATE FINANCIAL STATEMENTS NOTES
BANCOLOMBIA S.A.

NOTA 2. MATERIAL ACCOUNTING POLICIES
A.Basis for preparation of the financial statements

The financial statements of the Bank are prepared in accordance with standards accounting and Financial Reporting Standards accepted in Colombia, based on the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC), in accordance with the Regulatory Technical Framework issued through the single regulatory decree 2420 of 2015 and its amendments, by the Ministry of Finance and Public Credit and Commerce Industry and Tourism.

This framework exempts the application of IAS 39 and IFRS 9, only with respect to the loan portfolio and its impairment and the classification and valuation of investments, which are recognised, classified and measured in accordance with the provisions of the Superintendencia Financiera de Colombia (“SFC”) contained in Chapter I and II of Circular Externa 100 of 1995, and IFRS 5 for the determination of impairment of foreclosed assets, which are impaired in accordance with the provisions of the SFC. See Note 2. Material Accounting Policies, paragraph C., items 5 and 14. The above provisions are considered Accounting and Financial Reporting Standards accepted in Colombia (NCIF).

Preparation of the separate financial statements undergoing concern basis

Management has assessed the Bank’s ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.
Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Investments in associates and joint ventures are measured using the equity method.
The financial statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.
In accordance with Colombian law, the Bank is required to prepare separate financial statements, which have been prepared in accordance with the Marco Técnico Normative indicated above. The separate financial statements are those that serve as the basis for the regulatory compliance, distribution of dividends and other appropriations by the shareholders.

B.Presentation of the financial statements

The Bank presents the statement of financial position ordered by liquidity and the statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in the Bank's policies.

The statement of comprehensive income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.

The statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.

C.Material Accounting Policies

The material accounting policies that the Bank uses in preparing its financial statements are detailed below:

(1) Functional currency, transactions and balances in foreign currencies

The functional and presentation currency of the Bank´s financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.
Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the statement of comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

The table below sets forth the exchange rate used by the Bank to convert transactions in U.S. dollar into Colombian pesos:

	December 31, 2023	December 31, 2022
Year-end exchange rate	3,822.05	4,810.20

(2)Cash and cash equivalents

The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 3. Cash and cash equivalents.

(3) Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Pursuant to Decree 2420 of December 2015 - Sole Regulatory Decree of the Accounting, Financial Reporting and Information Assurance Standards established exceptions for the separate financial statements of credit institutions. This exempted those entities from applying IFRS 9 in relation to the classification and valuation of investments. The SFC was also empowered to issue instructions regarding these exceptions to IFRS, as well as to dictate the procedures for compliance with the prudential regime, outlined in External Circular 034. This circular amends Chapter I - "Classification, valuation and accounting of investments for individual or separate financial statements" of the of the Colombian Basic Accounting and Financial Circular (CBCF). As an entity subject to SFC supervision and classified within Group 1, the Bank adheres to the following investment classification policies:

3.1 Financial assets

3.1.1. Classification and measurement

In accordance with the provisions of the SFC, investments in debt securities are classified as trading, available-for-sale and held-to-maturity.

Trading securities

Securities, specifically debt securities, and any other investments acquired primarily to realize short-term profits from price fluctuations are classified as trading securities.

The difference between their current and previous fair values known as unrealized gains or losses, is recognized in the current period's income statement, impacting the overall results.

Accrued interest on these securities is recorded as an increase in their carrying value, while its subsequent collection is recorded as a decrease. This reflects the principle of matching income and expenses for the period.

Available for sale

This category encompasses securities, debt securities, and other investments that are neither classified as trading (marketable) nor held-to-maturity. Their classification as available-for-sale signifies the investor's intent and ability to hold them, evidenced by factors like legal rights, contractual obligations, financial resources, and operational capacity.

The change in the present value of callable yields is recognized in income statement accounts, while the difference between the fair value and the amortized cost at each reporting is recorded in other comprehensive income.

Accrued callable yields are to be maintained as an increase in the value of the investment. Consequently, the collection of such yields is to be accounted for as a decrease in the value of the investment.

When available-for-sale investments are sold, unrealized gains or losses recorded in OCI, are to be recognized as income or expense in the period of sale.

Held to maturity

This refers to those debt securities and, in general, any type of investment for which the investor has the purpose and legal, contractual, financial, and operating capacity to hold them until their maturity or redemption term. The purpose of maintaining the investment corresponds to the positive and unequivocal intention of not selling the security or value.

The updating of the present value of this class of investment is to be recorded as an increase in the value of the investment, affecting the results for the period.

Accrued callable yields are recorded as an increase in the value of the investment. Consequently, the collection of such yields is to be accounted for as a decrease in the value of the investment.

3.1.2. Valuation

The valuation of investments has as its fundamental objective the calculation and disclosure of the fair value or exchange price at which an investment may be traded on a given date, as follows:

Local currency and UVR debt securities

Valuation of debt securities is performed daily, whit results recorded whit the same frequency.

The Bank determines the market value of trading and available for sale debt securities using the daily published prices provided by a pricing provider selected by the Bank and authorized by the SFC to perform this function. Debt securities held to maturity and securities for which no published price exists on a given date are valued exponentially using the internal rate of return calculated at the time of purchase and recalculated at events determined by the SFC.

If the value or security is denominated in UVR, the value determined in accordance with the above is converted to Colombian pesos using the current UVR (Unidad de Valor Real) published by the Banco de la República for the date.

Foreign currency debt securities

The present value or market value of the respective security in its currency is determined, using the procedure established in the previous numeral based on prices published by the pricing provider selected by the Bank and authorized by the SFC to perform this function. In the absence of these, those determined in international markets published by Bloomberg are used, or, finally, exponentially based on the internal rate of return calculated at the time of purchase and recalculated in the events determined by the SFC.

If the security is denominated in a currency other than the United States dollar, the value determined in accordance with the previous paragraph is converted into dollars based on the foreign exchange conversion rates authorized by the SFC.

The value thus obtained must be re-expressed in Colombian pesos using the representative market rate (TRM) calculated on the day of the valuation and certified by the SFC or by the value of the unit in force for the same day, as appropriate.

3.1.3. Reclassification of investments

The Bank may reclassify an investment from available-for-sale to trading or held-to-maturity, when it recomposes the significant activities of its business due to changes in the market or in its risk appetite, when a risk contemplated in the investment management of its business model materializes, when it loses its parent or controlling status, if this event involves the decision to sell the investment or the main purpose of obtaining profits from short-term fluctuations from that date.

When available-for-sale investments are reclassified to trading investments, the valuation and accounting rules for the latter are observed. As a result, unrealized gains or losses must be recognized and maintained in OCI as unrealized gains or losses on the date of reclassification, until the sale of the corresponding investment is made.

3.1.4 Provisions or losses due to credit risk rating

Negotiable debt securities available for sale that do not have fair exchange prices, as well as securities classified as held to maturity, have their price adjusted on each valuation date, based on a credit risk rating. as indicated below.

The securities or securities of internal or external public debt issued or guaranteed by the nation, those issued by the Bank of the Republic and those issued or guaranteed by the Financial Institutions Guarantee Fund -FOGAFIN are not subject to this adjustment.

Securities or titles of issues or issuers that have external credit risk ratings

The securities or securities that have credit risk ratings granted by external rating agencies recognized by the SFC, or the securities or debt securities issued by entities that are evaluated by these rating agencies, their book value cannot exceed the following percentages of its nominal value, net of amortizations carried out up to the valuation date:

Long-Term Rating	Maximum%	Short-Term Rating	Maximum%
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 y 6	Zero (0)
DD, EE	Zero (0)

In investments classified as held to maturity and for which a fair exchange price can be established, the provision corresponds to the difference between their amortized book cost and said price.

Securities or titles of issues or issuers without external rating for credit risk

These securities or titles are evaluated and qualified in accordance with the methodology defined by the Bank. The maximum value defined by the SFC for which these investments are recorded according to their qualification is:

Category	Maximum recorded value % (1)	Investment characteristics
B Acceptable risk, higher than normal	eighty (80)	They present uncertainty factors that could affect the ability to continue to adequately comply with debt services and weaknesses that may affect their financial situation.
C Appreciable risk	Sixty (60)	They have a high or medium probability of non-compliance with the timely payment of capital and interest and deficiencies in their financial situation that compromise the recovery of the investment.
D Significant risk	Forty (40)	They present non-compliance with the terms agreed in the title and accentuated deficiencies in their financial situation, so that the probability of recovering the investment is highly doubtful.
E Bad	Zero (0)	It is estimated to be uncollectible.

3.1.5 Other financial instruments

Classification and measurement

For investments in companies that do not have a market value provided by a price provider, their fair value will be recognized by subsequent variations in the issuer's equity according to the percentage of participation.

Financial instruments at fair value through profit or loss

They are all those equity investments in which the Bank does not have control or significant influence and that have been acquired with the purpose of selling in the short term and/or reflecting the effects of the change in the market value in the result of the year.

Its valuation is determined by price providers authorized by the SFC.

Financial instruments at fair value with changes in other comprehensive income

They are all those equity investments in which the Bank does not have control or significant influence and that have been acquired with the purpose of strategic maintenance in the long term. The fair value of these investments will be determined by price providers authorized by the SFC.

When the price provider does not have a valuation methodology for these investments, the Bank must affect the value of the investment in the corresponding percentage of participation, on the subsequent variations in the assets of the respective issuer.

The Bank may irrevocably choose at the initial moment to carry changes in market value to the other comprehensive income account in equity.

3.1.6 Credit portfolio, financial leasing operations and provisions for credit risk

In accordance with Decree 2420 of 2015, preparers of financial information subject to the supervision of the SFC who are part of group 1 were exempted from the application of IFRS 9 Financial Instruments to credit portfolio operations and their impairment, maintaining the provisions of Chapter II of the CBCF (External Circular 100 of 1995).

The Bank grants loans in the commercial, consumer, mortgage and small business segments, as indicated below, in the forms of ordinary loans, financial leasing operations, factoring, among others.

The loans granted are recorded at their net nominal value of the payments received from customers, except for portfolio purchases that are recorded at their acquisition cost and those granted in foreign currency that are recorded at the exchange rate representative of the market in force at the time. day of disbursement. Accumulated interest is recorded as accounts receivable and advance interest is recorded as a deferred credit to liabilities.

Financial leasing operations are recorded as a credit portfolio for the book value of the asset leased to clients and are subsequently amortized with the payment of fees in the part that corresponds to the payment of the principal balance.

Classification of credits

The structure of the loan portfolio and financial leasing operations are classified as:

living place

They are those that, regardless of their amount, are granted to natural persons, intended for the acquisition of new or used mortgage, or the construction of individual mortgage and comply with the terms of Law 546 of 1999, among them: being denominated in UVR or in legal currency, be guaranteed with a first degree mortgage on the property being financed and the repayment period must be between 5 and 30 years maximum.

Consumer

They are those that, regardless of their amount, are granted to natural persons to finance the acquisition of consumer goods or the payment of services for non-commercial or business purposes, other than those granted under the small business modality.

Small business

Small business are credits constituted by active credit operations referred to in Article 39 of Law 590 of 2000, or the regulations that modify, replace or add to it, as well as those carried out with microenterprises in which the main source of payment of the obligation comes from income derived from its activity.

The debtor's debt balance may not exceed one hundred and twenty (120) legal monthly minimum wages in force at the time of approval of the respective active credit operation. The debt balance is understood to be the amount of current obligations owed by the corresponding microenterprise with the financial sector and other sectors, which are found in the records of the data bank operators consulted by the respective creditor, excluding mortgage loans for mortgage financing and adding the value of the new obligation.

Commercial

All those granted to natural or legal persons for the development of organized economic activities, other than those granted under the modality of small business, are classified as commercial.

Commissions and accounts receivable derived from active credit operations are classified in the modality that corresponds to each of the credits.

3.1.6.1 Evaluation, rating, and provisions for credit risks

The Bank follows chapter XXXI of External Circular 100 of 1995, which establishes the guidelines for credit risk management, through the Integral Risk Management System (SIAR), which comprises the policies, processes, models, provisions, and control mechanisms that allow financial entities to identify, measure and adequately mitigate credit risk.

The Bank evaluates the risk of its loan portfolio on a monthly basis, taking into account the seasonality of the obligations, as well as the level of risk associated with the debtor, the latter at least every six months in May and November of each year, evaluating other risk factors of each debtor, mainly related to its payment capacity and generation of cash flows to cover the debt, according to the agreed conditions.

In addition, it is mandatory to immediately evaluate the credit risk of loans in default after they have been restructured.

The Bank rates and provisions the loan portfolio and financial leasing operations as follows:

General provisions

The Bank constitutes a general provision only for the mortgage and small business modalities, which do not have reference models, of at least one percent (1%) of the total amount of the gross loan portfolio of the two modalities.

General Provision External Circular 026 of 2022
Based on the provisions of external circular 026 of 2022, and to mitigate the impact of the possible materialization of credit risk in an environment of economic slowdown and persistent inflation, the Bank recognized an additional Consumer provision in the statement of income for an amount equivalent to the expense for macroeconomic variables and an expense for the possible use of contingent quotas, based on internal IFRS9 expected loss models. This provision was approved by the board of directors in December of 2022 and will vary according to the internal analysis performed, which will be reported monthly to the risk committee.

	December 31, 2022	December 31, 2023
Additional Consumer AMP C026 of 2022	353,159	353,159

Individual provisioning

For the commercial and consumer portfolio categories, the Bank's portfolio provisioning rating is established by taking into account the reference models established by the Superintendency through Annex I, Chapter XXXI of the SFC's External Circular 100 of 1995. The mortgage and small business portfolio modalities do not have an associated reference model, therefore their provision is made based on the height of delinquency, as established in Annex II of the circular. The individual loan portfolio provision under the reference models is established as the sum of two individual components, defined as follows:

Pro-cyclical individual component (CIP): Corresponds to the portion of the individual allowance of the loan portfolio that reflects the credit risk of each debtor, at present.

Individual counter-cyclical component (CIC): Corresponds to the portion of the individual allowance for loan portfolio that reflects possible changes in the credit risk of debtors at times when the impairment of such assets increases. This portion is constituted to reduce the impact on the statement of income when such a situation arises. The internal or reference models must consider and calculate this component based on available information reflecting such changes.

To calculate these components of the individual provision, the Superintendency has defined in the aforementioned reference models the matrices "A" and "B" for estimating the probability of default associated with periods of growth and economic stability, which are indicated below.
In no case may the individual counter-cyclical component of each obligation be less than zero, nor may it exceed the value of the expected loss calculated with matrix B; likewise, the sum of these two components may not exceed the value of the exposure.

To determine the methodology to be applied for the calculation of these components, the entities must evaluate on a monthly basis the indicators established by the Superintendency (related to impairment, efficiency, loan portfolio growth and the entity's financial situation), which once calculated will determine the methodology for calculating the components of the individual loan portfolio provisions.

The estimate of the expected loss or individual allowance under the reference models is determined by the following formula:

EXPECTED LOSS = [Asset exposure at default] x [Probability of default] x [Loss given default].

Consumer
EXPECTED LOSS = [Asset exposure at default] x [Probability of default] x [Loss given default] x [Loss given default] x [Forward adjustment] x [K].

Where each of the components is defined as follows:

- Probability of default (PI)

Corresponds to the probability that in the 12 months following the closing date of the financial statements the debtors of a given portfolio will default (in accordance with the cases described in paragraph 2.3.1 of Chapter XXXI, External Circular 100 of 1995). The probability of default is established in accordance with matrices issued by the SFC as indicated below.

- Exposure of the asset at default

Corresponds to the value exposed by the Bank to the debtor, consisting of the current balance of principal, interest, interest accounts receivable and other accounts receivable.

Adjustment for Term
It is the value of the term adjustment which is calculated as follows and is applied for the consumer portfolio. Where the Remaining term corresponds to the number of months remaining against the agreed term of the loan at the date of calculation of the expected loss. In case the agreed term or the remaining term is less than 72, AP will be equal to 1. For the Credit Card and Revolving segments, AP will be equal to 1.For loans originated, disbursed, restructured, or acquired before December 1, 2016, AP will be equal to one (1).Loans originated, disbursed, restructured, or acquired on or after December 1, 2016, should calculate the expected loss by applying the resulting allowance for loan losses (AP).
- K
This is the adjustment factor that seeks to recognize the risk associated with the increase in the leverage level of debtors with terms greater than 72 months. This factor will not be applicable to loans granted to pensioners, nor to the Credit Card and Revolving segments. This factor will be applied to loans disbursed as of January 1, 2023. The value of variable K will be assigned according to the following expression:

- Loss given default (PDI)

It is defined as the economic impairment that the debtor would incur in the event that any of the default situations referred to in paragraph 2.3.1 of Chapter XXXI, External Circular 100 of 1995 materializes, namely, commercial loans that are in arrears for more than 150 days, consumer loans that are in arrears for more than 90 days, mortgage loans that are in arrears for more than 180 days and small business that are in arrears for more than 30 days.
The PDI for debtors classified in the default category will gradually increase according to the number of days elapsed after classification in that category.
Accordingly, the application of the reference and provisioning models are made as follows:

- Commercial portfolio

Initially, the following classifications are made, and the following variables derived from the portfolio segmentation are taken into account:

Classification of the commercial portfolio by asset level
Company size	Level of assets in SMMLV
Large companies	More than 15,000
Medium-sized companies	Between 5,000 and 15,000
Small companies	Less than 5,000
SMMLV: Minimum Monthly Legal Minimum Wage in force

Classification of the commercial portfolio by credit risk level
Category	Blackberry height (days)
Category AA	Between 0 and 29
Category A	Between 30 and 59
Category BB	Between 60 and 89
Category B	Between 90 and 119
Category CC	Between 120 and 149
Noncompliance	More than 150

In addition to the minimum delinquency conditions for the classification of the commercial portfolio, the Bank evaluates other risk factors every six months in May and November in order to assign a rating to each debtor. This risk evaluation is based on information related to the historical behavior of the debt, particular characteristics of the debtors, guarantees backing the obligations, credit behavior with other entities, sectoral variables, payment capacity and financial information up to one year old, among others. In the evaluation of loans to territorial entities, in addition to the aspects that apply to other debtors, the conditions established in Law 358 of 1997 and 617 of 2000 must be taken into account.
The probability of default (PI) is assigned taking into account the following matrices established by the SFC, according to the type of portfolio.

MATRIX A
Rating	Large company	Medium-sized company	Small business	Individuals
AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Noncompliance	100%	100%	100%	100%

MATRIX B
Rating	Large company	Medium-sized company	Small business	Individuals
AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Noncompliance	100%	100%	100%	100%

The PDI by type of guarantee is as follows:

As a prudent measure and based on the portfolio recovery experience established for clients, the Bank uses the following matrix for the SME commercial portfolio, which allows an earlier recognition of the increase in PDI, using the minimum number of days established by the Superintendency and not the maximum number of days within the range of time allowed by the Superintendency. The commercial portfolio of Corporate and Government Banking uses the PDI given by the Superintendency.

MRC
Code	Warranty Type	SEG.PDI SFC		SEG.PDI Policy
		A-B-C-G-1-2-3-7-8		4-5-6-9-M-S
		Days Noncompliance	PDI	Days Noncompliance	PDI
16	Assets leased other than real estate	0-360	45%	0	45%
		361-720	80%	1-720	80%
		>720	100%	>720	100%
17	Assets leased under real estate leases	0-540	35%	0-540	35%
		541-1080	70%	541-1080	70%
		>1080	100%	>1080	100%
6-11-1	Commercial and residential real estate	0 - 540	40%	0	40%
		541 - 1080	70%	>=1- 90	60%
		>1080	100%	91-210	80%
				>210	100%
A-B	Eligible financial collateral: FNG, FAG	0-99999	12%	0-359	12%
				360-539	70%
				>=540	100%
4-12-13	Sovereign nation, Letters of Credit, Deposits Guarantee	0-99999	0%	0-99999	0%
9-10	Collection rights	0-360	45%	0	45%
		361-720	80%	>=1- 90	60%
		>720	100%	91-210	80%
				>210	100%
5	Ineligible collateral	0-270	55%	0	55%
		271-520	70%	>0	100%
		>520	100%
	No Warranty	0-210	55%	0	55%
		211-420	80%	>0	100%
		>420	100%
2-3-7-8	Other collateral	0-360	50%	0	50%
		361-720	80%	>=1- 89	90%
		>720	100%	>89	100%

Ratings of Individually analyzed client

The individual provision analysis methodology applies when a client has a significant exposure (greater than COP 20,000) and any of the following conditions:

•The client is in default equal to or greater than 90 days.
•Clients who present at least one written-off instrument.

•Clients in special states of corporate restructuring or reorganization and insolvency law agreements.
•Clients on internal watch list with high risk level.

For these clients, the Bank carries out an individual analysis of their risk situation and establishes the percentage of provision required under an expected loss model similar to the credit risk model under the IFRS9 framework, based on the estimation of the Net Present Value (NPV).) of the expected credit flows.
The estimated provision percentages for each client are reviewed monthly and according to the following ranges, the client's rating will be approved under the SFC standard.
The table is obtained from the average provision level of the last 12 months, taking as reference the corporate and business segments that have the greatest participation in individual VPN clients. As of December 31, 2023, the portfolio that presented an adjustment in its rating, given the previously mentioned criteria, amounts to COP 3,270,244 with a provision of COP 2,341,886.

Commercial portfolio
MRC Ratings	Approved Ratings	Corporate Business
A	B	0% <6.4%
BB	B	>=6.4% <7.9%
B	C	>=7.9% <11.0%
CC	C	>=11.0% <53.6%
Default	D - E	>=53.6%

The rating deteriorations, and therefore provisions, are based on the fact that the reference models establish minimum parameters that must be complemented with analysis of risk factors, capacity to generate future flows that, if insufficient, must be recognized in the statement of financial situation.

The client's rating will be the one with the highest risk between the one approved according to the percentage of provision of the individual analysis and the legal one assigned, in accordance with Chapter XXXI of External Circular 100 of 1995 of the Superintendency, Annex 1 “Commercial Portfolio Reference Model”

To keep the level of provision in both segments approved, the provision must be calculated during closing according to the FULL IFRS level and compared with the COLGAAP/SUPER MODIFIED provision and if the difference between both segments is a greater than $10,000 MM (for client or group) then an Additional individual provision is made.

- Consumer portfolio

Initially, the Bank classifies the portfolio credit, like this:

Classification of the consumer portfolio by segment
General - automobile	Credits for acquisition of automobile.
Credit cards	Revolving credit for the acquisition of consumer goods that is used through a plastic card.
General - others	Credits for the acquisition of consumer goods other than automobile. Credit cards are not included in this segment.

The rating of the consumer portfolio is carried out by credit risk category. For this purpose, the criteria for assigning the rating vary according to the segments described above and is determined by the following formula:

“Z” variable, is calculated using the following variables:

•Height of arrears at the time of calculation of the provision.
•Maximum height of arrears in the last 3 years.
•Height of arrears in the last 3 quarter (quarters are March, June, September, December).
•If the customer has another consumer credit in the Bank, that has another segment of the credit that is evaluated.
•Warranty type.
•Prepaid od the credit card.

According to the score calculated in the previous point, the rating is assigned by credit risk categories based on the following table, taking into account that the lower the score, the better the rating per risk category is obtained:

Score	General – automobiles	Credit card	General – others
AA	0,2484	0,3735	0,3767
A	0,6842	0,6703	0,8205
BB	0,81507	0,9382	0,89
B	0,94941	0,9902	0,9971
CC	1	1	1
I	1	1	1

Probability of default (PI):

It is assigned taking into account the following matrices according to the type of portfolio:

MATRIX A
Rating	General - automobiles	Credit card	General - other
AA	0.97%	1.58%	2.10%
A	3.12%	5.35%	3.88%
BB	7.48%	9.53%	12.68%
B	15.76%	14.17%	14.16%
CC	31.01%	17.06%	22.57%
Non-compliance	100%	100%	100%

MATRIX B
Rating	General - automobiles	Credit card	General - other
AA	2.75%	3.36%	3.88%
A	4.91%	7.13%	5.67%
BB	16.53%	18.57%	21.72%
B	24.80%	23.21%	23.20%
CC	44.84%	30.89%	36.40%
Non-compliance	100%	100%	100%

The Bank uses matrix B to assign the probability of default.

PDI is assigned by collateral type according to the following:

As a measure of prudence and based on the portfolio recovery experience established for the Bank's clients, the following matrix is used, which allows an earlier recognition of the increase in PDI, using the minimum number of days established by the SFC and not the maximum number of days within the time range allowed by the SFC.

MRCO
Code	Warranty Type	SEG.PDI SFC		SEG.PDI Policy
				A-B-C-G-1-2-3-7-8-4-5-6-9-M-S
		Days Noncompliance	PDI	Days Noncompliance	PDI
16	Assets leased other than real estate	0-270	45%	0	45%
		271-540	70%	1-540	80%
		>540	100%	>540	100%
17	Assets leased under real estate leases	0-360	35%	0-360	35%
		360-720	70%	361-720	70%
		>720	100%	>720	100%
6-11-1	Commercial and residential real estate	0-360	40%	0	40%
		360-720	70%	>0-29	80%
		>720	100%	30-89	90%
				>89	100%
A-B	Eligible financial collateral: FNG, FAG	0-99999	12%	0-359	12%
				360-539	70%
				>539	100%
4-12-13	Sovereign nation, Letters of Credit, Deposits Guarantee	0-99999	0%	0-99999	0%
	Collection rights	0-360	45%	0	45%
9-10		361-720	80%	>=1-29	80%
		>720	100%	30-89	90%
				>89	100%
5	Ineligible collateral	0-210	60%	0	75%
		211-420	70%	>=1 - 89	90%
		>420	100%	>=90	100%
	Ineligible collateral (Payroll Loans)	<30/06/2018 <30/06/2018	60% 45%	< 30/06/2018	60%
				>30/06/2018	45%
	No warranty	0-30	75%	0	75%
		31-90	85%	>=1 - 89	90%
		>90	100%	>=90	100%
	Other collateral	0-270	50%	0	50%
2-3-7-8		271-540	70%	>=1-29	85%
		>540	100%	30-89	90%
				>=90	100%

As of July 1, 2018, a change in the PDI is made for the payroll loans in accordance with Circular 013 issued by the SFC. Additionally, in accordance with Circular 026 issued by the same entity, which is in force as from 2017, the constitution of an additional individual provision, of a temporary nature, is made to those entities whose balance sheets have reported gross consumer portfolio balances for at least the last twenty-five (25) months and whose parameter "α" is greater than zero (α > 0); ); for December 31, 2023 the balance provision generated by this parameter amounts to COP 123,088, which is estimated on a capital balance of COP 38,075,787.

For these purposes, "α" is understood as the 6-month moving average of the semiannual variation of the real annual growth rate of the past-due consumer portfolio.

- Mortgage portfolio

To constitute individual provisions for the mortgage portfolio, the following classifications are made+ and the following variables are taken into account:

Score by credit risk level
Score	Height of arrears (month)
“A” Normal	Until 2
“B” Acceptable	More than 2 - until 5
“C” Appreciable	More than 5 - until 12
“D” Significant	More than 12 - until 18
“E” Bad	More than 18

The Bank maintains at all times provisions of not less than the percentages indicated below, calculated on the outstanding balance:

Ranking	Capital		Interest and other items
	On guaranteed portion	Unsecured portion
"A" Normal	1%	1%	1%
"B" Acceptable	3.2%	100%	100%
"C" Appreciated	50%	100%	100%
"D" Significant	75%	100%	100%
"E" Uncollectible	100%	100%	100%

- Small business portfolio

To constitute individual provisions for the small business portfolio, the following classifications are made, and the following variables are taken into account.

Score by credit risk level
Score	Height of arrears (month)
“A” Normal	Until 1 month
“B” Acceptable	More than 1 - until 2
“C” Appreciable	More than 2 - until 3
“D” Significant	More than 3 y until 4
“E” Bad	More than 4

The Bank must always maintain provisions of not less than the percentages indicated below, calculated on the outstanding balance:

Ranking	Capital
	On guaranteed portion	Unsecured portion	Interest and other items
"A" Normal	1%	1%	1%
"B" Acceptable	2.20%	3.20%	100%
"C" Appreciated	60%	60%	100%
"D" Significant	100%	100%	100%
"E" Uncollectible	100%	100%	100%

Homologation of qualifications

To standardize the risk ratings in the debt reports and in the recording in the financial statements with the ratings of the commercial portfolio reference model (MRC) and consumer portfolio reference model (MRCO), the following table is applied:

Grouped category	Report category
	Commercial	Consumer
A	AA	AA
A with height of arrears between 0 and 30 days
B	A	A with more than 30 days of height of arrears
	BB	BB
C	B	B
	CC	CC
	C	C
D	D	D
E	E	E

Alignment rules

When the Bank qualifies any of a debtor's credits into risk categories B, C, D or E, it takes the other credits of the same type of the same debtor to the highest risk category, unless shows to the Superintendency the existence of sufficient reasons for its classification in a lower risk category

Financial entities linked to the Bank under the terms of articles 260 to 262 of the Commercial Code, which refer to subordination and control, must give the same score that the Bank gives, unless reasons are demonstrated to the Superintendency to keep them in a lower risk category.

The Superintendency may order reclassifications of the categories assigned by financial institutions. Likewise, it may order portfolio reclassifications for an economic sector, geographic area, or for a debtor or group of debtors, whose obligations must be accumulated according to the rules of individual debt quotas.

Provisions at 100% interest and other items

A 100% provision for interest and other items will be made when the obligation meets the following conditions:

•Bonds rated CC, C, and I (Risk Rating).
•Obligations whose causation counter is greater than 1 and whose overdue days are greater than zero.
•Obligations more than one day overdue:

CREDIT MODE	ARREARS IN EXCESS OF
Commercial	3 months
Consumer	2 months
Mortgage	2 months
Small business	1 month

This provision must be constituted in any of the four portfolio classifications that are currently managed: Commercial (under MRC), Consumer (under MRCO), Small business and Mortgage (low indebtedness).

Effect of Guarantees on Provisions
For the calculation of individual provisions, guarantees back just the capital portion of the loans. In consequence, all current loans that are backed by a guarantee considered admissible and adequate must be provisioned using the following guidelines:
Commercial and Consumption

For the calculation of provisions of the commercial and Consumer loan´ books that are covered by a guarantee considered adequate, up to 100% of its value can be used to mitigate the loan portfolio´s risk.  According to the guidelines of the reference models mentioned in the numerals 5.7.2.2., the bank must segregate the exposure covered by the adequate guarantee and the remaining part of the exposure, assigning the corresponding LGD to each part according to the classification of the guarantee associated to the transactions.

A guarantee is considered adequate if it complies with the following criteria:
•It has a value established using technical and objective criteria.
•It offers the bank an efficient judicial support to repay the guaranteed obligation, and t gives the bank a reasonable recovery timeframe.

Likewise, it will be considered adequate any guarantee that is designated as such by the Superintendencia Financiera de Colombia (SFC).

Mortgages

Similarly, for the calculation of provisions of the mortgages´ loan book, all guarantees considered adequate will be used up to 100% of its value to mitigate the portfolio´s risk.
The value of the household properties received as guarantees will be updated according to the guidelines of chapter XXXI of the Circular Externa 100 de 1995, following these conditions:

Properties located in Bogota D.C.: the bank will apply yearly readjustment values to the current value of the guarantee according to the Índice de Valoración Inmobiliaria Urbana y Rural (IVIUR) published by Bogota D.C.´s government for the tax year and corresponding residential status.

Properties located in main and intermediate cities different than Bogotá D.C.: the bank will apply yearly readjustment values to the current value of the guarantee according to the Índice de Valoración Predial (IVP) published by the Colombian National Department of Statistics (DIAN) for the corresponding city.

Properties located in places different than the ones mentioned above: the bank will apply yearly readjustment values according to the national Índice de Valoración Predial (IVP)

The value of all properties different than households received as guarantees will be set hiring a commercial appraisal that must have an issuance date less than 12 months before disbursement or through a valuation process done by experts on the subject. This value will be updated according to the guidelines of chapter XXXI of the Circular Externa 100 de 1995, following these conditions:

•Properties located in Bogota D.C.: the bank will apply yearly readjustment values to the current value of the guarantee according to the Índice de Valoración Inmobiliaria Urbana y Rural (IVIUR) published by Bogota D.C.´s government for the tax year and the corresponding property´s classification.

•Properties located outside of Bogotá D.C.: the initial appraisal or valuation will have a three-year validity. Once this period ends a new commercial appraisal must be hired or a new valuation process by experts must be done.

Small business
For the provision calculation of small business´s loan book, the bank will use the difference between the unpaid value of the debt and 70% of the value of the guarantee, applying a haircut percentage according to the definitions of Annex 2 of chapter XXXI of the Circular Externa 100 of 1995 issued by the Superintendencia Financiera de Colombia (SFC).

3.1.7 Suspension of interest accrual

Mortgage loans will cease to accrue interest when the loan is two months in arrears. For consumer and commercial loans, interest payments will cease every 3 months, and for small business loans, interest payments will cease after 1 month, in accordance with Article 2.3.1.1 of Chapter II of Circular Externa 100 of 1995 from the SFC.

The Bank has established as a policy that, for loans of any type other than mortgage or commercial constructor (which is 60 days), loans that are more than 30 days past due will cease to accrue interest in the income statement and their registration will be made in off-balance sheet control accounts, until their collection is not effectively collected. Loans that enter arrears and that have ever ceased to accrue interest, correction monetary, UVR, exchange adjustments, rents, and income from other concepts, will cease to accrue interest from the first day in arrears.

Before the suspension, interest is accrued in accordance with the aforementioned policies for each type of loan. At the time of suspension, interest ceases to be provisioned in balance sheet accounts and is recognized in contingent accounts. When an obligation has suspended interest, current interest accrued is provisioned at 100%.

3.1.8 Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Bank has transferred substantially all the risks and rewards of ownership, or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.

When the Bank retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:

•It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets.
•It is prohibited from selling or pledging the assets; and
•It has an obligation to remit without material delay any cash flows it receives from the assets.

3.1.8.1 Modifications and restructurings

As of November 1, 2017, the Bank adopted the guidelines set forth in Circular Externa 026, as amended by Circular Externa 016 in July 2019, which sets forth the requirements for making changes to the initially agreed terms of loans. This defines two typologies: modifications and restructurings; it also establishes the requirements to be classified in one or the other according to the payment habit and financial viability. Likewise, it provides guidelines for establishing the rating in case of a possible default.

Loan Modifications

Loan modifications are changes to the contractual terms due to financial difficulties of the borrower or for other commercial reasons that give rise to the modification, allowing the customer to adequately attend to their obligation in the event of a real or potential deterioration of their payment capacity. The modification may bring about changes in all or some of the conditions of the operation, such as term, rate, amortization plan, among others.
For a customer to be subject to modification, they must meet the following:

-Financial viability: A comprehensive risk and payment capacity analysis must be carried out, considering all of the customer's operations.
-Payment habit: According to the loan type, the maximum arrears during the last 6 months may not exceed:

• For small business and consumer 60 days in arrears.
• For commercial and mortgage 90 days in arrears.

In addition, the modification policies must define at least the following:
-Tracking to remove marking as a modified portfolio in accordance with what is defined in Circular 026 of the SFC.
-Tracking of 30 days of arrears to change the status of the loan to restructured in accordance with the definition in Circular 026 of the SFC.
-Mechanism to inform the costumer of the new conditions and implications of falling into arrears.
-The bodies within the entity that will analyze and make the decisions to approve the modifications, their responsibilities, and attributions.

Monitoring of modifications:

Modified loans will enter a monitoring period, which consists of monitoring the correct payment of principal and interest in an uninterrupted manner. This period will be based on the type of loan as follows:

-9 months for small business.
-12 months for consumer, commercial and mortgage.

If during this period the modified obligation reaches a delay equal to or greater than 30 days, it will be marked as restructured.

Restructured loans

Restructured loans are an alternative for carrying out an adequate debt collection management in cases where the conditions established in Circular 026 of SFC for being modified are not met. It should be understood as an exceptional resource to regularize the behavior of the loan portfolio, instrumented through the celebration and/or execution of any legal transaction, which has the purpose of modifying the originally agreed conditions in order to allow the debtor to properly attend to their obligation in the event of a real or potential deterioration of their ability to pay. Restructured loans are carried out by modifying the contractual terms, rates, and payment terms. In all cases, at the time of restructuring, the initial obligation's guarantees are retained, at a minimum, and if possible, the Bank's position is improved by obtaining new guarantees and/or endorsements that support the obligations.

The policies for the restructuring of loans must define at least the following:
a.The requirements and criteria for a debtor to be eligible for restructuring, which must be in line with the entity's risk tolerance levels and business plan.
b.The mechanisms that will be implemented for the identification and monitoring of restructured operations, including the risk rating of the same.
c.The bodies within the entity that will analyze and make restructuring approval decisions, their responsibilities, and attributions, as well as their level of independence from the areas responsible for granting loans.
d.The consequences of non-compliance with restructuring policies.
e.The mechanisms through which the consumer will be informed of the conditions for accessing a restructuring.

In the implementation of the restructuring, assets can be received in satisfaction of debt to cancel partial or total obligations in its favor, as well as discounts on interest or other concepts such as commissions, and if necessary on capital, to customers, either because the guarantees or sources of payment do not have coverage over the total debts or because the formula for an arrangement reached with the customer does not allow for the full recovery of the debts. In each negotiation, the client's conditions are reviewed to determine whether the commercial relationship will be maintained in the future, and if so, to define the conditions for restoring said commercial relationship after a certain period of time.

Prior to restructurings, an analysis of the client's projected payment capacity or cash flow is conducted to meet the proposed restructuring plan.

Restructurings are classified as follows:

• Private agreement
These are agreements agreed with the client, after a negotiation between the two parties, without the client having resorted to any special regime contemplated in the law.

• Agreements regulated by Law
These agreements are the result of the client resorting to an agreement under the Law of restructuring or business reorganization and insolvency (Insolvency Process).

Monitoring of restructured loans:
Restructured loans will enter a monitoring period, which consists of monitoring the correct payment of principal and interest on an uninterrupted basis. This period will depend on the type of loan as follows:

-12 months for small business.
-24 months for consumer, commercial and mortgage.

If during this period the restructured obligation reaches a default equal to or greater than 30 days for small business, 60 days for Consumer and commercial, and 90 days for mortgage, it will be classified as in default.

3.1.9 Write-off loan portfolio

Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

Consumer	180 days
Commercial:	360 days
Small Business loan:	180 days
Mortgage:	N/A [1]
Accounts receivable from bank employees:	360 days

(1)Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.

Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the financial statements.

3.2 Financial liabilities

At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the statement of income if the liabilities are measured at fair value.

1.1.1Classification and Measurement of Financial Liabilities

Financial liabilities are classified and subsequently measured as follows:

•Amortized cost, measured at cost using the effective interest rate method.
•Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.

Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.

1.1.2Derecognition of Financial Liabilities

The Bank derecognizes a financial liability from the statement of financial position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.

Debt Exchange

The Bank assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.

When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.

1.1Day one profit adjustment

In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, the Bank shall recognize a gain or loss directly in the statement of income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, the Bank defers the Day one gain or loss and recognizes it in the statement of income over the course of the transaction period.

1.2Compound instruments

The Bank recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period.

1.3Financial guarantee contracts and loan commitments

The Bank issues financial guarantees and loan commitments. Loan commitments are those agreements under which the Bank has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.

Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.
Income derived from guarantees is recognized as “commission income” in the statement of income over the term of the contract, in accordance with the method and frequency of commission’s payments.

1.4Derivatives financial instruments

A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.

The Bank recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when the Bank's position is a derivative asset, and the Bank's credit risk when the position is a liability on a derivative. For further information, see Note 29. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the statement of income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.

1.5Hedge accounting

The Bank designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

The Bank assesses at the inception of the hedge and on a monthly basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):

•Economic relationship between the hedging instrument and the hedged item.
•The effect of credit risk does not predominate over the value of the economic relationship.
•Designated hedge ratio is consistent with risk management strategy.

The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised.

Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.

Before the establishment of hedge accounting, the Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Risk Management Committee as the body designated by the Board of Directors.

Hedge relationships are classified and accounted for in the following ways:

Fair value hedges

Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recognized in the statement of income as interest and valuation on financial instruments. The change in fair value of the hedged item attributable to the hedged risk is included as part of the carrying value of the hedged item, and it is also recognized in the aforementioned item of the statement of income.

For fair value hedges that are related to items accounted for at amortized cost, the adjustments to the carrying value are amortized through the statement of income during the remaining term until their expiry. The amortization of the effective interest rate shall begin as long as there is an adjustment to the carrying value of the hedged item and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the statement of income.

For the items hedged at amortized cost, the difference between the carrying value of the item hedged at the termination of the hedge and the nominal value are amortized using the effective rate method during the time beyond the original terms of the hedge.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.

Cash flow hedges

Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the statement of financial position or to a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the statement of income.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.

When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

Hedges of a net investment in a foreign operation

In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company and financial liabilities. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 2. Transactions and balances in foreign currency.

1Investments in subsidiaries

A subsidiary is an entity in which the Bank holds rights that give it the ability to direct the relevant activities, provided that it meets the following elements:

-Power over the investee that gives it the present ability to direct the relevant activities that significantly affect its performance.
-Exposure or right to variable returns arising from its involvement in the investee.
-Ability to use its power over the investee to influence the amounts of returns of the investor.

Investments in subsidiaries must be valued in such a way that in the books of the Bank they are recognized by the equity method, in accordance with the SFC regulations according to Circular Externa 034 of December 9, 2014.

Under the equity method, the investment is initially recorded at cost, and is adjusted with the changes in the Bank's participation in the net assets of the subsidiary after the acquisition date, less any loss in value of the investment. When there are indications of impairment, the carrying amount of the investment will be evaluated in accordance with IAS 36 Impairment of Assets, as a single asset. Impairment losses are recognized in results when the carrying amount exceeds the recoverable amount, determined as the greater of the fair value less costs to sell and the value in use of the subsidiary.

Cash dividends received from the subsidiary are recognized by reducing the carrying amount of the investment.

1.1Investments in associates and joint ventures

An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.

A joint venture is an entity that the Bank controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

The Bank's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the financial statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the financial statements. This election is applied on an investment-by-investment basis.

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank´s share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of the Bank’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Bank’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 11. Impairment of assets, cash-generating units and goodwill, of this note).

If the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank´s financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

The unrealized gain or loss of an associate or joint venture is presented in the statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

For further information, please see Note 8. Investments in associates and joint ventures.

4.2 Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Bank recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.

When the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3. In this case, the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), the Bank is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Bank’s financial statements only to the extent of other parties’ interests in the joint operation

2Leases

2.1The Bank as lessee

The Bank assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. The Bank elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.

Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.

Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.

2.2The Bank as lessor

The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.

A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.

If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.

The Bank uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:

-The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
-The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
-At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
-The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.

3Premises and equipment and depreciation

Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.

Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset are:

Asset Bank	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the statement of income are adjusted based on the new estimation.

The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the statement of income. For further information, see section 11. Impairment of non-financial assets, cash-generating units and goodwill in this note.

Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the statement of income as “Other administrative and general expenses”.
Gains and losses in sales of premises and equipment are registered in the statement of income as “Other operating income”.

    7. Investment properties

The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the statement of income as “Other administrative and general expenses”.

After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the statement of financial position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the statement of income as “Other operating income”.

Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment become an investment property, it will be accounted for at its fair value.

8.Intangible assets

Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by the Bank that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.

Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the statement of income.

The Bank’s intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.

When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.

Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.

Internally generated intangible assets

The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the statement of financial position at cost less accumulated amortization and accumulated impairment losses (see section 11. Impairment of non-financial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the statement of income.
Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.

9.Inventories

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by the Bank and are expected to obtain future economic benefit.

The inventory of returned property is recognized as an asset from the date on which the Bank assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the income statement.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.
The Bank revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the statement of income, up to the value initially recognized.

Inventory Provision

With the issuance of Circular Externa 036 of December 12, 2014, preparers of financial information subject to the supervision of the SFC must provide for goods received in satisfaction of debt or returned from financial lease contracts, regardless of their accounting classification, in accordance with the instructions established in Chapter III of the CBCF.

To determine the provisions in accordance with Circular Externa 036 of 2014 for assets from financial lease operations, the Bank has established certain parameters according to the asset class:

-Real estate: A provision is established with a charge to results in monthly installments in the first year of receipt of the asset, an amount equivalent to 40% of its value of receipt, which must be increased in monthly installments within the second year by an additional 40% to reach 80% of the acquisition cost of the asset. The remaining 20% will be provided for in the following year.
-Vehicles: A provision is established with a charge to results in monthly installments in the first year of receipt of the asset, an amount equivalent to 35% of its value of receipt, which must be increased in monthly installments within the second year by an additional 35% to reach 70% of the acquisition cost of the asset. The remaining 30% will be provided for in the following year.
-Movable assets: By Bank policy, all movable assets, machinery and computer equipment are provided for 100% at the time of receipt of the asset.
-Trust rights: Trust rights whose underlying assets are marketable real estate, a provision is established with a charge to results in monthly installments in the first year of receipt of the asset, an amount equivalent to 40% of its value of receipt, which must be increased in monthly installments within the second year by an additional 40% to reach 80% of the acquisition cost of the asset. The remaining 20% will be provided for in the following year.

Inventories that enter with restrictions on commercialization, regardless of their classification, are provided for 100%.

10.Assets held for sale and discontinued operations.

The Bank classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “Impairment, depreciation and amortization” in the statement of income.

The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In the Bank, the assets held under this classification correspond to foreclosed assets. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the statement of financial position.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the statement of income on a comparative basis.

11.Impairment of non-financial assets and cash-generating units and goodwill

The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.
The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.
If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.
The amount of impairment losses recognized in net income during the period are included in the statement of income as “Impairment, depreciation and amortization”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

12.Other assets

The Bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.

Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.
There is evidence of impairment when these group of assets remain in the statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank’s ongoing efforts to sell them (even adjusting the selling price).

Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.

Provision of other assets

With the issuance of External Circular 036 of December 12, 2014, preparers of financial information subject to the supervision of the SFC must provision for assets received in payment or returned, regardless of their accounting classification, in accordance with the instructions established in chapter III of the CBCF. To determine provisions, the Bank has established certain parameters depending on the asset class: Real estate: A provision is made against results in monthly rates in the first year of receipt of the property, a provision equivalent to 40% of its reception value, which must be increased in monthly rates within the second year by an additional 40%. until reaching 80% of the acquisition cost of the good received in payment. The remaining 20% will be provisioned in the following year. Vehicles: A provision is made against results in monthly rates in the first year of receipt of the good, a provision equivalent to 35% of its reception value, which must be increased in monthly rates within the second year by an additional 35% up to reach 70% of the acquisition cost of the good. The remaining 30% will be provisioned in the following year. Personal property: By Bank policy, all personal property, machinery, computer equipment and rights in trusts that do not contain real estate are 100% provisioned at the time of receipt of the property. Rights in trusts: Rights in trusts whose underlying assets are marketable real estate, a provision is constituted charged to results in monthly aliquots in the first year of receipt of the asset, a provision equivalent to 40% of its reception value, which must be increased in monthly aliquots within the second year by an additional 40% until reaching 80% of the acquisition cost of the good. The remaining 20% will be provisioned in the following year Assets that enter with marketing restrictions, regardless of their classification, are provisioned at 100%.

13.Derecognition of non-financial assets

The Bank's non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the statement of income.

14.Employee benefits

13.1 Short term benefits

The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank’s results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 20. Employee benefit plans.

13.2 Other long-term employee benefits

The Bank grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by the Bank and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.

13.3 Pensions and other post-employment benefits

−Defined contribution plans
The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.
The Bank recognizes contributions in the statement of income once the contribution is accrued. Any contributions unpaid at the statement of financial position date are included as a liability.

−Defined benefit plans

These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance obligation, retirement pension premium plan and senior management pension plan premium and pension plan. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

15.Provisions, contingent liabilities and contingent assets

Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.

Provisions are determined by management's best estimate of the disbursements required to settle the present obligation and are discounted using the risk-free rate (TES) (national risk securities issued by the Ministry of Finance and Public Credit).

The corresponding expense for any provision is presented in the statement of income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.

The amounts recognized in the statement of financial position, correspond mainly to:

I.Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against the Bank.
II.Onerous contracts
For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.

III.Loan commitments
In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.

IV.Financial guarantees
The Bank issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used.

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee, as outlined below:

Guarantees for the energy sector
The Bank is responsible before the guarantee’s beneficiary in the following situations:
•Lack of energy supply due to low availability from the generating company (the guaranteed entity).
•Non-compliance with the contract signed by the guaranteed entity.
•Non-compliance with the payment for energy supply.
•Non-compliance with the construction and operating of power plants.
•Non-compliance with the construction and operating of transmission lines.

Guarantees for the hydrocarbons sector
The Bank is responsible before the guarantee’s beneficiary in the following situations:
•Non-compliance with the contractual obligations in the Minimum Exploration Program.
•Non-compliance with the contractual obligations in the Additional Exploratory Program.
•Non-compliance with the contractual obligations in the Post Exploratory Program.
•Non-compliance with the Technical Evaluation obligations.

Guarantees for public procurement
The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector

The Bank must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.

Contingent liabilities
Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the statement of financial position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Contingent assets
Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the statement of financial position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset, and its recognition is appropriate.

16.Revenue recognition

The Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, the Bank satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Bank, and it is possible to reliably measure the related revenues and costs.

When the Bank fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.

The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if the Bank expects to recover those costs. Contractual costs constitute non-current assets to the extent that the Bank expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.

Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.

Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the statement of income as “Interest and valuation on financial instruments”.

Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, the Bank recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, the Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.

Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of the Bank is established, which is generally when the shareholders declare the dividend. These are included in the statement of income as “Dividends and net income on equity investments”.

17.Income tax

Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where the Bank is located, at the date of preparation of the financial statements.

The Bank recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where the Bank has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where the Bank has operations.

Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when the Bank is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that the Bank will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.

Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that the Bank will generate future net income to allow their offset.

The deferred tax is recorded as debit or credit according to the result of each of the companies that form the Bank, and for the purpose of disclosure on the statement of financial position it is disclosed as net.

The deferred income tax expense is recognized in the statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).

Regulatory changes in tax laws and in tax rates are recognized in the statement of income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the statement of income under the other administrative and general expenses or in the caption "Income tax" of the income statement, when applicable.

The Bank periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that the Bank will have to dispose of the economic resources to cancel the obligation, and the Bank can make an accurate estimate of the amount of the obligation.

For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2277 of 2022), see Note 12. Income tax.

Transfer pricing policy

The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the Parent Company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: The activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.

The Bank recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.

D.Use of estimates and judgments

The preparation of financial statements requires Bank's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments or changes in assumptions are disclosed in the notes to the financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

The material accounting estimates that the Bank uses in preparing its financial statements are detailed below.

1.Impairment of financial instruments for credit risk

This estimate is measured and accounted for in accordance with SFC regulations. Credit risk impairment is recognized at the balance sheet date as an expected loss in the loan portfolio. The determination of the provision for loan losses requires management to use appropriate criteria for the estimates, including, among others, the loan portfolio rating, which depends on the ability of customers to pay, and the estimate of the fair value of the underlying collateral or of the cash flows that are expected to be received.

The estimation of impairment charges is a critical accounting policy due to the importance of this item, the sensitivity of the charges to changes in assumptions about future events (effects of macroeconomic variables on the possible default of debtors) and other judgments that are incorporated in the individual credit loss models. Additionally, these estimates are considered as critical criteria because:

(i)They are highly susceptible to change from period to period.
(ii)The assumptions for the valuation of potential expected losses, related to the portfolio classified as in default, are based on current performance experience and are higher than the parameters given by the SFC. In addition to the criteria of delinquency height objectives, they require qualitative evaluations on the ability to generate future flows that allow the loan to be recovered or, otherwise, estimate a deterioration that implies the registration of a provision on the non-recoverable amount.
(iii)The customer rating allows for a classification based on the credit risk they present, which is assigned taking into account an evaluation of financial, transactional, historical behavior of internal and external payments, among others.
(iv)Any significant difference between the estimated losses (reflected in the provisions) and the actual losses, will require the Bank to make provisions that, if significantly different, could have a material impact on the Bank's financial results.

For more information on risk management, please see Note 32.

Impairment evaluation of the loan portfolio:

Circular 026 of 2022

Based on the provisions of external circular 026 of November 2022 issued by the SFC, and in order to mitigate the impact of the possible materialization of credit risk in an environment of economic slowdown and persistent inflation, the Bank recognized an additional Consumer provision in the statement of income for an amount equivalent to the expense for macroeconomic variables and an expense for the possible use of contingent quotas, based on internal expected loss models.

This provision was recognized at the end of December 31, 2023, and amounts to COP 353.159

Additional Individual Provisions
n individual review of significant customers with impairment is performed to determine if they need an additional individual provision, based on their risk. At the end of December 2023 this provision amounts to $370.0696 MM.

2.Deferred tax

Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions. Accordingly, the determination of the deferred tax is considered a critical accounting policy.

For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 12. Income tax.

3.Provisions and contingent liabilities

The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank’s business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.

Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.

The Bank considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 22. Provisions and contingent liabilities.

4.Fair value of assets and liabilities

The fair value of the Bank's assets and liabilities is determined at the date of the statement of financial position. The Bank's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Bank specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:

Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: Assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.

Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, the Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, the Bank uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further details regarding carrying amount and sensitivity disclosures, please see Note 29. Fair value of assets and liabilities.

5.Measurement of employee benefits

The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the financial statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the financial statements. For further information, see Note 20. Employee benefit plans.

6.Transaction price determination

With respect to contracts with the Bank’s customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price.

7.Leases

The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank’s case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate.

8.Uncertainty over income tax treatments

In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability bank´s accounting, in accordance with the requirements of IAS 12.

Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 12. Income tax.

9.Impairment evaluation of the loan portfolio

Circular 026 of 2022
Based on the provisions of external circular 026 of November 2022 issued by the SFC, and in order to mitigate the impact of the possible materialization of credit risk in an environment of economic slowdown and persistent inflation, the Bank recognized an additional consumption provision in the statement of income for an amount equivalent to the expense for macroeconomic variables and an expense for the possible use of contingent quotas, based on internal expected loss models.
This provision was recognized at the end of December 31, 2023, and amounts to COP 353,159, for the end of December 2023 there has been no change.

E.Recently issued accounting pronouncements

a)Accounting pronouncements applicable in 2023

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimates: In February 2021, the Board issued Definition of Accounting Estimates, which amended IAS 8. The amendments introduced the definition of accounting estimates in paragraph 5 and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment to IAS 8 is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

The Bank early applied this amendment as of January 1, 2022, with no impact on the Bank's financial statements and disclosures, due to the new definition of accounting estimates being in accordance with that which the Bank currently applies and discloses.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. Disclosure of Accounting Policies: In February 2021 the Board amended IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, to replace the term "significant" with "material", to require an entity to disclose its material accounting policy information rather than its significant accounting policies. Therefore, accounting policy information may be considered material when that information is considered together with other information in a complete set of financial statements. In the Board’s view, accounting policy information is expected to be material if its disclosure was needed for primary users to understand information provided about material transactions, other events or conditions in the financial statements. These amendments are effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

The Bank applied this amendment for the annual financial statements and disclosures beginning on or after January 1, 2023. For further information, see section D. Material Accounting Policies in this note.

Amendments to IAS 12 Income Taxes. Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

This amendment is effective for annual periods beginning on or after January 1, 2023, and early application is permitted.

This amendment was assessed by Management without evidencing an impact on the Bank's financial statements and disclosures because no exemptions are currently applied for the recognition of deferred taxes arising from a single transaction.

Amendments to IAS 12 Income Taxes - International Tax Reform—Pillar Two Model Rules: In May 2023, the IASB amended IAS 12 Income Taxes to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (“OECD”) international tax reform.

The OECD published the Pillar Two model rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15.00% tax rate. More than 135 countries and jurisdictions representing more than 90.00% of global GDP have agreed to the Pillar Two model rules.

The amendments introduce:
-A temporary exception—to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and
-Targeted disclosure requirements—to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures for annual reporting periods beginning on or after January 1, 2023.

This amendment has been assessed by Management with no evidence of an impact on the Bank's financial statements and disclosures, due the OECD’s Pillar Two model rules has not yet been implemented in Colombia and in the countries in which the Bank has a presence.

b)Recently issued accounting pronouncements applicable in future periods

Amendments to IAS 1 Presentation of Financial Statements: On January 23, 2020, the IASB issued amendments to IAS 1 to clarify the requirements for classifying liabilities as current or non-current. More specifically:

- The amendments specify that the conditions which exist at the end of the reporting period of an obligation are those which will be used to determine if a right to defer settlement of a liability exists.
- Management expectations about events after the balance sheet date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant.
- The amendments clarify the situations that are considered settlement of a liability.

Additionally, on October 30, 2022, the IASB issued an amendment to IAS 1 to improve the disclosures an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants, and how this impacts the classification of that liability as current or non-current.

The amendments to IAS 1 are required to be applied for annual periods beginning on or after January 1, 2024. The amendments must be applied retrospectively, in accordance with IAS 8. Early application is permitted.

Management concluded that this amendment has no impact on the preparation of the financial statements, because the Bank presents the statement of financial position ordered by liquidity, according to the business nature.

Amendments to IFRS 16 Leases- Lease liability in a sale and leaseback: In September 2022, the Board amended IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a subsequent lease such that it does not recognize any amount of gain or loss that relates to the right-of-use that it retains.

This amendment is effective for annual periods beginning on or after January 1, 2024, and early application is permitted.

This amendment has been assessed by Management with no evidence of an impact on the Bank's financial statements and disclosures, due the new requirements are in line with what the Bank has applied and disclosed.

NOTE 3. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flow and the statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2024	December 31, 2023
In millions of COP
Cash
Cash	7,125,488	6,846,978
Deposits from Colombian Central Bank (1)(2)	2,562,485	7,318,665
Deposits from banks and other private financial institutions (3)	3,604,035	2,203,471
Checks on hold	118	309
Remittances of domestic negotiated checks in transit	-	7,508
Total cash	13,292,126	16,376,931
Monetary market transactions
Reverse repurchases agreements (4)	5,613,041	7,792,496
Interbank borrowings	120,060	179,433
Total monetary market transactions	5,733,101	7,971,929
Total cash and cash equivalents	19,025,227	24,348,860

(1) According to External Resolution No. 3 of 2024 of the Bank of the Republic of Colombia, which modifies External Resolution No. 5 of 2008, Bancolombia S.A. must maintain the equivalent of 7.00% (in December 2023 the equivalent of 8.00% was to be maintained) on the liabilities cited in Article 1, literal (a), and the equivalent of 2.50% (3.50% in December 2023) on deposits received from clients for a term of less than 18 months (literal b), as ordinary reserve, represented in deposits in the Bank of the Republic or as cash in hand.
(2) The decrease is due to the cancellation of interest-bearing deposits for COP 3.5 bn opened in December 2023 and cancelled in January 2024.
(3) The variation corresponds mainly to treasury negotiation strategies in foreign currency.
(4) The variation is due to the decrease in Repos in simultaneous operations with the Central Counterparty Clearing House.

As of December 31, 2024 and 2023, there is restricted cash amounting to COP 441,849 and COP 1,010,562 respectively, included in other assets on the statement of financial position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 4. FINANCIAL ASSETS INVESTMENTS, NET AND DERIVATIVES

The Bank's portfolio investment in financial instruments and derivatives as of December 31, 2024 and 2023, is described below:

Investment financial instruments and derivatives	December 31, 2024	December 31, 2023
In millions of COP
Investments in debt securities
Negotiable investments (1)	12,710,200	5,655,077
Available-for-sale investments (2)	3,326,813	3,211,425
Held-to-maturity investments (3)	4,117,051	3,423,265
Subtotal debt securities, net (4)	20,154,064	12,289,767
Pledged financial assets (4)	1,156,624	1,287,391
Total debt securities	21,310,688	13,577,158
Total equity securities (4)	445,356	180,744
Total investment financial assets, net	21,756,044	13,757,902

Total derivative assets (5)	2,924,434	6,215,942

Total derivative liabilities (5)	(2,667,439)	(6,699,521)

(1)As of December 31, 2024, there is an increase in the portfolio of marketable investments for COP 7,055,123, mainly in treasury securities - TES for COP 7,008,290.
(2)As of December 31, there was an increase in the available-for-sale investment portfolio for COP 115,388, mainly due to the acquisition of bonds through the Advanced Debt Market portfolio - MAD, for COP 133,059 between April and December 2024.
(3)As of December 31, 2024, there was an increase in the investments to maturity portfolio for COP 693,786, mainly due to the acquisition of bonds through the Advanced Debt Market portfolio - MAD for COP 468,750, offset by a decrease in the capital due to the refunding of Aburra Oriente bonds for COP (24,877), likewise, there was an increase in the Agricultural Development Securities for COP 249,902, mainly due to the acquisition of TDA for COP 453,352, offset by maturities and redemptions for COP (185,479).
(4)See Note 4.1. Financial assets investments, net.
(5)See Note 4.2. Derivative financial instruments.

4.1. Financial assets investments, net

The detail of the financial investment assets is as follows:

    As of December 31, 2024

Debt securities	Measurement methodology			Total carrying amount
	Held for trading	Available-for-sale investments	Held-to-maturity investments
In millions of COP
Treasury securities issued by the Colombian Government - TES	10,134,956	-	-	10,134,956
Bonds	2,116,724	133,059	780,678	3,030,461
Agricultural Development Securities issued by the Colombian Government (TDA)	-	-	3,336,373	3,336,373
Solidarity Securities issued by the Colombian Government (TDS)	-	2,648,355	-	2,648,355
Other public debt	-	545.399	-	545,399
Other financial investment assets	315,575	-	-	315,575
Mortgage securities - TIPS	142,945	-	-	142,945
Total debt securities	12,710,200	3,326,813	4,117,051	20,154,064

    As of December 31, 2023

Debt securities	Measurement methodology			Total carrying amount
	Held for trading	Available-for-sale investments	Held-to-maturity investments
In millions of COP
Treasury securities issued by the Colombian Government - TES	3,126,666	-	-	3,126,666
Bonds	2,002,423	-	336,794	2,339,217
Agricultural Development Securities issued by the Colombian Government (TDA)	-	-	3,086,471	3,086,471
Solidarity Securities issued by the Colombian Government (TDS)	-	2,664,295	-	2,664,295
Other public debt	-	547,130	-	547,130
Other financial investment assets	441,687	-	-	441,687
Mortgage securities - TIPS	84,301	-	-	84,301
Total debt securities	5,655,077	3,211,425	3,423,265	12,289,767

The following table shows the detail of debt securities maturity:

As of December 31, 2024

Debt securities	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Negotiable investments
Treasury securities issued by the Colombian Government - TES	478,761	6,182,314	1,120,892	2,352,989	10,134,956
Bonds	1,511,689	148,443	91,011	365,581	2,116,724
Other financial investment assets	94,669	111,231	104,206	5,469	315,575
Mortgage- backed securities	2,749	185	45,842	94,169	142,945
Subtotal negotiable investments	2,087,868	6,442,173	1,361,951	2,818,208	12,710,200
Available-for-sale investments
Solidarity Securities issued by the Colombian Government (TDS)	2,648,355	-	-	-	2,648,355
Bonds	-	83,315	49,744	-	133,059
Other public debt	-	41,369	-	504,030	545,399
Subtotal available-for-sale investments	2,648,355	124,684	49,744	504,030	3,326,813
Held-to-maturity investments
Agricultural Development Securities issued by the Colombian Government (TDA)	3,336,373	-	-	-	3,336,373
Bonds	-	471,587	208,606	100,485	780,678
Mortgage-backed securities	3,336,373	471,587	208,606	100,485	4,117,051
Subtotal held-to-maturity investments	8,072,596	7,038,444	1,620,301	3,422,723	20,154,064

As of December 31, 2023

Debt securities	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Negotiable investments
Treasury securities issued by the Colombian Government - TES	301,849	1,757,746	365,919	701,152	3,126,666
Bonds	1,540,796	101,294	42,733	317,600	2,002,423
Other financial investment assets	160,177	146,411	72,981	62,118	441,687
Mortgage- backed securities	848	2,559	10,651	70,243	84,301
Subtotal negotiable investments	2,003,670	2,008,010	492,284	1,151,113	5,655,077
Available-for-sale investments
Solidarity Securities issued by the Colombian Government (TDS)	2,664,295	-	-	-	2,664,295
Other public debt	-	-	-	547,130	547,130
Subtotal available-for-sale investments	2,664,295	-	-	547,130	3,211,425
Held-to-maturity investments
Agricultural Development Securities issued by the Colombian Government (TDA)	3,086,471	-	-	-	3,086,471
Bonds	-	-	-	336,794	336,794
Mortgage-backed securities	3,086,471	-	-	336,794	3,423,265
Subtotal held-to-maturity investments	7,754,436	2,008,010	492,284	2,035,037	12,289,767
For more information related to fair value disclosures of investments classified as held-to-maturity, see Note 29 Fair value of assets and liabilities.
The net effect in the statement of comprehensive income corresponding to the debt securities is COP (23,191) for 2024 and COP 52,063 for 2023. See separate statement of comprehensive income – profit Net loss on valuation of financial instruments.
These assets have no restrictions or limitations as of December 31, 2024 and December 31, 2023, except for the securities pledged as collateral for Reverse repurchase agreements and derivatives indicated below:
As of December 31, 2024

Pledged financial assets	Term	Security type	Carrying amount
In millions of COP
Securities issued by the Colombian government
Investments pledged as collateral in transactions with reverse repurchase agreements	Up to 1 month	Treasury securities	480,435
Investments pledged as collateral in transactions with derivatives	Between 1 and 3 months	Treasury securities	676,189
Total securities issued by the Colombian government			1,156,624
Total pledged financial assets			1,156,624

    As of December 31, 2023

Pledged financial assets	Term	Security type	Carrying amount
In millions of COP
Securities issued by the Colombian government
Investments pledged as collateral in transactions with reverse repurchase agreements	Up to 1 month	Treasury securities	810,101
Investments pledged as collateral in transactions with derivatives	Between 1 and 3 months	Treasury securities	477,290
Total securities issued by the Colombian government			1,287,391
Total pledged financial assets			1,287,391

The detail of investments in equity securities is as follows:

Equity financial securities	December 31, 2024	December 31, 2023
In millions of COP
Investments at fair value through OCI (1) (2)	279,966	2,701
Financial assets measured at changes in equity through OCI (3)	157,331	170,534
Investments at fair value through income statement	8,059	7,509
Total equity financial securities	445,356	180,744

(1)In October 2024, the Bank recognized as a financial instrument a note of mandatory conversion into shares issued by Agricapital for COP 1,712, with an initial term of 30 months and agreed interest of 14% E.A.
In November 2024, the Bank received in dation of payment of the loan portfolio, the participation of 11% of the units in the FCP Pactia Inmobiliario. As of December 2024, the investment amounts to COP 275,525.
(2)The category of investments at fair value through profit or loss includes the preferred stock of Compañía de Financiamiento Tuya S.A., for a value of less than COP 1 and fiduciary assignments Renta Fija Plus and Renta Fija Plazo.
(3)See table detailing equity instruments at fair value with through in OCI.

Equity instruments measured at fair value through OCI

Investments at fair value through OCI	Carrying amount
	December 31, 2024	December 31, 2023
In millions of COP
Credibanco S.A.	109,011	110,785
Holding Bursatil Regional S.A. (1)	20,978	23,040
Derechos Residuales (2)	12,051	25,579
Banco Latinoamericano de Comercio Exterior, S.A. Bladex	11,078	6,679
Derecho Fiduciario Inmobiliaria Cadenalco	4,212	4,449
Bolsa de Valores de Colombia S.A. (1)	1	2
Total investments at fair value through OCI	157,331	170,534

(1)In November 2023, the integration of the Chilean, Colombian and Peruvian Stock Exchanges was completed, resulting in the creation of the Regional Stock Exchange Holding Company. As a result of this integration, 1,969,399 shares of the Bolsa de Valores de Colombia S.A. were derecognized for COP 18,453 and 1,185,231 shares were recognized in the Regional Holding Company for COP 25,682. Additionally, the accumulated loss in the Other comprehensive income for COP 6,282 was reclassified to the result for the period. As of December 2024, the Bank holds 133 shares of Bolsa de Valores de Colombia S.A. that were not included in this transaction.
(2)For payments received from Residual Rights, as of December 31, 2024 and 2023, COP (18,516) and COP (8,608) respectively, which were transferred to income. See note 25.5 Dividends and other net income from equity participation.

Investments in equity securities which are measured at fair value through OCI are considered strategic for the Bank and, therefore, there is no intention to sell them in the foreseeable future. That is the reason why this alternative is used for its presentation.

The net effect of valuation in the statement of comprehensive income corresponding to equity investment financial securities is COP 5,865 of 2024 and COP 19,082 for 2023. See separate statement of comprehensive income - net loss on valuation of financial instruments.

Dividends on equity securities through OCI recognized as of December 31, 2024 and 2023 amount to COP 3,810 and COP 4,482, respectively. See Note 25.5. Dividends and other net income from equity participation.

As of December 31, 2024 and 2023, there were no impairment losses on equity instruments. These investments do not have a maturity date; therefore, they are not included in the maturity detail.

4.2. Derivative financial instruments

The Bank derivative activities do not give rise to significant open positions in portfolios of derivatives. The Bank enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options, or swaps where the underlying are exchange rates, interest rates, and securities.

A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets, and/or indexes. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.

For further information related to the objectives, policies, and processes for managing the Bank’s risk, please see item Risk Management.

The following table presents the Bank's derivatives by type of risk as of December 31, 2024 and 2023:

Derivatives	December 31, 2024	December 31, 2023
In millions of COP
Forwards
Assets
Foreign currencies (1)	1,074,137	4,377,677
Securities	51,645	3,014
Subtotal assets	1,125,782	4,380,691
Liabilities
Foreign currencies (1)	(963,535)	(4,522,580)
Securities	(1,367)	(10,481)
Subtotal Liabilities	(964,902)	(4,533,061)
Total forwards	160,880	(152,370)
Swaps
Assets
Foreign currencies	1,463,256	1,304,338
Interest rate	233,019	320,325
Subtotal assets	1,696,275	1,624,663
Liabilities
Foreign currencies	(1,332,432)	(1,491,086)
Interest rate	(287,623)	(442,787)
Subtotal liabilities	(1,620,055)	(1,933,873)
Total swaps	76,220	(309,210)
Options
Assets
Foreign currencies	102,377	210,588
Subtotal assets	102,377	210,588
Liabilities
Foreign currencies	(82,482)	(232,587)
Subtotal liabilities	(82,482)	(232,587)
Total options	19,895	(21,999)
Derivative assets	2,924,434	6,215,942
Derivative liabilities	(2,667,439)	(6,699,521)

(1)As of December 31, 2024 there is a decrease in the forward assets and liabilities with respect to those in effect as of December 2023, of the total of 14,105 operations, 13,741 operations have matured as of December 2024.

The table below details the amount of derivatives net by maturity:

As of December 31, 2024

	Forward	Swaps	Options	Total
Assets	1,125,782	1,696,275	102,377	2,924,434
Less than 1 year	1,094,845	440,816	96,891	1,632,552
Between 1 and 3 years	30,937	649,909	5,486	686,332
More than 3 years	-	605,550	-	605,550
Liabilities	(964,902)	(1,620,055)	(82,482)	(2,667,439)
Less than 1 year	(934,875)	(375,375)	(76,536)	(1,386,786)
Between 1 and 3 years	(30,027)	(604,227)	(5,946)	(640,200)
More than 3 years	-	(640,453)	-	(640,453)

As of December 31, 2023

	Forward	Swaps	Options	Total
Assets	4,380,691	1,624,663	210,588	6,215,942
Less than 1 year	4,231,752	611,487	135,559	4,978,798
Between 1 and 3 years	147,826	517,205	75,029	740,060
More than 3 years	1,113	495,971	-	497,084
Liabilities	(4,533,061)	(1,933,873)	(232,587)	(6,699,521)
Less than 1 year	(4,416,129)	(414,233)	(152,284)	(4,982,646)
Between 1 and 3 years	(116,932)	(979,130)	(80,303)	(1,176,365)
More than 3 years	-	(540,510)	-	(540,510)

Derivatives' guarantee

The following table presents the cash and securities collateral for derivatives as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Guarantees delivered	1,117,651	2,297,681
Guarantees received	(371,426)	(787,640)

First day gains or losses

If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:

•If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, the Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.

•In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.

The table below presents the unrecognised gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:

As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance as of January 1, 2023	36,289	(13,630)	63,068	85,727
New trades	702,001	(978)	117,125	818,148
Amortization	(687,024)	(8,767)	(130,767)	(826,558)
Sale or transfer	(8,292)	168	(12,989)	(21,113)
Balance as of December 31, 2023	42,974	(23,207)	36,437	56,204

As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance as of January 1, 2023	61,724	16,580	39,714	118,018
New trades	1,159,069	(26,905)	195,456	1,327,620
Amortization	(1,176,173)	4,166	(148,299)	(1,320,306)
Sale or transfer	(8,331)	(7,471)	(23,803)	(39,605)
Balance as of December 31, 2023	36,289	(13,630)	63,068	85,727

Offsetting of derivatives

The Bank enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s derivative counterparties.
Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Bank, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.

The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2024 and 2023 by derivative and by risk:

As of December 31, 2024

	Derivative assets	Derivative liabilities
In millions of COP
Over the counter
Foreign exchange contracts
Swaps	1,463,256	(1,332,432)
Forwards	1,074,137	(963,535)
Options	102,377	(82,482)
Interest rate contracts
Swaps	233,019	(287,623)
Securities contracts
Forwards	51,645	(1,367)
Gross derivative	2,924,434	(2,667,439)
Netting derivatives	-	-
Master netting agreements	(2,815,157)	2,538,407
Collateral received/paid	(109,277)	129,032
Total derivative financial instruments assets/ liabilities after collateral and Master netting agreements	-	-

As of December 31, 2023

	Derivative assets	Derivative liabilities
In millions of COP
Over the counter
Foreign exchange contracts
Swaps	1,304,338	(1,491,086)
Forwards	4,377,677	(4,522,580)
Options	210,588	(232,587)
Interest rate contracts
Swaps	320,325	(442,787)
Securities contracts
Forwards	3,014	(10,481)
Gross derivative	6,215,942	(6,699,521)
Netting derivatives	-	-
Master netting agreements	(6,190,847)	5,377,895
Collateral received/paid	(25,095)	1,321,626
Total derivative financial instruments assets/ liabilities after collateral and Master netting agreements	-	-

4.3. Hedge accounting

The Bank is exposed to certain risks related to its ongoing business operations. The main risks managed through derivative instruments are exchange rate risk and interest rate risk. Details of the covered risks are as follows:

Foreign currency risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure fluctuate due to changes in exchange rates. The Bank's exposure to the risk of exchange rate fluctuations primarily relates to its operational activities (when revenues or expenses are denominated in a foreign currency) and the Bank's net investments in foreign subsidiaries. The hedging strategy of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the foreign currency banking book, and through the trading of foreign exchange financial derivatives.

When a derivative is contracted for the purpose of hedging exchange rate risk, the Bank negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. For forcasted transaction hedges, the derivative covers the exposure period from the moment cash flows from transactions are forecasted until the settlement of the resulting receivable or payable denominated in foreign currency.

Among the financial derivatives most commonly used to manage exchange rate risk are foreign exchange forwards and Cross Currency Swaps (CCS). When these are designated as hedging instruments, they can be classified as cash flow hedges or fair value hedges under the IFRS 9 accounting guidelines.

The Bank determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount, and timing of their respective cash flows. The effectiveness of the hedge is assessed at the start of the hedging relationship and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. The Bank evaluates whether the designated derivative in each hedging relationship is expected to be, and has been, effective in offsetting changes in the cash flows of the hedged item using the hypothetical derivative method.

•The effect of the credit risk of counterparties and the Group itself on the fair value of foreign exchange swap and forward contracts, which are not reflected in the change in the fair value of the cash flows hedged attributable to changes in exchange rates; and
•Changes in the timing of recognition in the financial statements of the anticipated transactions regarding the nominal value and the exchange rate of their settlement.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in market interest rates. The Bank’s exposure to changes in market interest rates primarily relates to treasury operations and the banking book, where a mismatch between assets and liabilities in duration, indexing, repricing, and maturity creates an asymmetry that could have repercussions on financial results.

Coverage of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the banking book, and through the trading of interest rate financial derivatives, among which we primarily have Swaps (IRS: Interest Rate Swap), where flows between fixed and variable rates (market index) are agreed upon.

The Bank determines the existence of an economic relationship between the hedging instrument and the hedged item based on reference interest rates, terms, pricing review dates, maturities, and the notional amounts.

When a derivative is contracted for the purpose of hedging interest rate risk, the Bank negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. To test the effectiveness of the hedge, the Bank uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the covered risk.

Hedge ineffectiveness may arise from:
•The difference between the variable rate index present in the hedged item and the index used in the derivative instruments, according to market convention (Basis Risk).
•Differences in the settlement dates of the cash flows of the hedged item and the hedging instrument, and
•The credit risk of counterparties impacts the movements of the fair value of the hedging instrument and the hedged item differently.

The Bank’s risk management strategy and details of its application are further elaborated in the Risk Management - Market Risk section.

As of November 2024, the Bank carries out cash flow and fair value hedging transactions, the detail of the derivatives designated as hedging instruments according to the type of hedge and risk hedged is shown below:

1. Cash Flow hedges

As of December 31, 2024 in the separate statement of financial position, the Bank held the following instruments to hedge foreign currency and interest rate exposures which have a maturity of less than one year:

As of December 31, 2024

	Maturity	Total
	Less than 1 year
In millions of COP Except for the Average forward rate
Foreign currency risk
Forward exchange contracts
Notional amount	6,614	6,614
Average forward rate (COP/USD)	4,496	4,496
Interest rate risk
Interest rate swaps
Notional amount	188,000	188,000
Average fixed interest rate	8.63%	-

The impacts of the hedging instrument on the consolidated statement of financial position as of December 31, 2024 is as follows:

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Separate Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts	6,614	-	-	Derivative financial instruments	(65)
Interest rate risk
Interest rate swaps (1)	188,000	-	-	Derivative financial instruments	281

(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement.

The impacts of hedged items on the Separate Statement of Financial Position as of December 31, 2024, are as follows:

As of December 31, 2024

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	65	(65)	-
Interest rate risk
Deposits	(298)	281	-

The effects of the cash flow hedge in the Separate Statement of Income and Separate Statement of Comprehensive Income as of December 31, 2024, are as follows:
As of December 31, 2024

	Total hedging gain/(loss) recognised in OCI	Ineffectiveness recognised in profit or loss	Line item in the Separate Statement of Income that includes the recognised hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Separate Statement of Income that includes the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(65)	-	Interest and valuation on financial instruments	-	Other administrative and general expenses
Interest rate risk
Deposits	416	-	Interest and valuation on financial instruments	(135)	Interest expenses

Set out below is the reconciliation of each component of equity and the analysis of Other Comprehensive Income as of December 31, 2024:
As of December 31, 2024

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2024	-	-	-
Total hedging (loss)/gain recognized in OCI	(65)	416	351
Amount reclassified to profit or loss	-	(135)	(135)
Amount included in the cost of non-financial items	-	-	-
Total cash flow hedging	(65)	281	216
Income tax			(87)
As of December 31, 2024			129

2. Fair Value Hedges

The impacts of the hedging instrument on the Separate Statement of Financial Position as of December 31, 2024, is as follows:
As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Separate Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps (1)	134,000	-	-	Derivative financial instruments	(1,044)

(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement. The instrument has a maturity of 1 to 3 years at an average fixed interest rate of 8.22%, for further details on maturity, see Note 15 Deposits by customers.

The impacts of hedged items on the Separated Statement of Financial Position as of December 31, 2024, is as follows:
As of December 31, 2024

	Carrying amount	Accumulated fair value adjustments	Line item in the Separated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	128,454	(963)	Deposits by customers	963	-

The effects of the cash flow hedge in the Separated Statement of Income and Separated Statement of Comprehensive Income as of December 31, 2024, is as follows:
As of December 31, 2024

	Ineffectiveness recognised in Separate Statement of Income (1)	Line item in the Separated Statement of Income that includes the recognised hedge ineffectiveness
In millions of COP
Riesgo de tasa de interés
Deposits	(81)	Interest and valuation on financial instruments
(1)See Note 25.1. Interest and valuation on financial instruments

3. Hedge of a net investment in a foreign operation
The Bank uses hedge accounting for net investments in foreign operations with non-derivative instruments and has designated USD 884,544 in debt securities issued as hedging instruments. The purpose of this operation is to protect the Bank from the exchange rate risk (USD/COP) of a portion of the net investment in Banistmo S.A., a company domiciled in Panama City and whose financial statements are denominated in USD. The book value and the hedged portion of the investment are listed below:

Banistmo S.A.	December 31, 2024	December 31, 2023
In thousands of USD
Investment portion covered in the hedging relationship	884,544	1,592,034
Investment portion uncovered	1,723,889	1,004,000
Total investment in Banistmo S.A.	2,608,433	2,596,034

The following is a detail of the hedging instruments of the net investment in the net foreign investment:
As of December 31, 2024

Debt securities issued in thousands of USD, designated as hedging instruments
Opening date	Due date	E.A. rate	Capital balance	Capital designated as hedging instrument
18/10/2017	18/10/2027	7.03%	461,707	355,339
24/06/2024	24/12/2034	4.68%	800,000	529,205
Total debt securities			1,261,707	884,544

On March 21 and 26, 2024, Bancolombia S.A. prepaid the borrowings from correspondent banks with Barclays Bank PLC for USD 50,000 and Bank of America for USD 150,000 maturing in 2025.
During the year 2024, Bancolombia S.A. prepaid the bonds maturing 2025, 2027 and 2029 for a total of USD 1,320,327; of this amount, USD 1,036,695 were part of the hedging relationship of net foreign investment, which was discontinued in the same proportion. On the other hand, the Bank issued bonds in June, maturing in 2034 for USD 800,000; a total of USD 529,205 of this issue was designated as hedging in the month of December. See Note 18. Debt securities issue.

As of December 31, 2023

Debt securities issued in thousands of USD, designated as hedging instruments
Opening date	Due date	E.A. rate	Capital balance	Capital designated as hedging instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	550,000	550,000
29/01/2020	29/01/2025	3.02%	482,034	482,034
			1,782,034	1,392,034
Borrowings from international banks in thousands of U.S. dollars, designated as hedging instruments
31/03/2022	17/03/2025	6.06%	150,000	150,000
07/09/2022	05/09/2025	6.36%	50,000	50,000
			200,000	200,000
Total debt securities issued and loans with correspondent banks			1,982,034	1,592,034
For further information related to borrowings from international banks and debt securities issued, see Note 12. Borrowings from other financial institutions.

Measuring effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and in subsequent periods, the changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge has been designated are offset.
The Bank has documented the evidence of effectiveness of the hedge of the net foreign investment based on the portion of the net investment hedged at the beginning of the hedging relationship amounting to USD 884,544. The hedge is considered perfectly effective since the critical terms and risks of the obligations that serve as hedging instruments are identical to those of the primary hedged position. The effectiveness of the hedge is measured on a before taxes.

Gains or losses on translation of Banistmo's financial statements are recognized in OCI. Consequently, the exchange difference related to the translation of debt securities issued and borrowings from correspondent banks is recognized directly in OCI. The foreign currency translation adjustment corresponding to hedging instruments as of December 31, 2024 an 2023, was COP (742,930) y COP 1,948,833. See Separate Statement of Comprehensive Income - (Loss) gain on hedge of net investment in a foreign operation.

NOTE 5. LOANS AND ADVANCES TO CUSTOMERS, NET

The following is the composition of the loans and leasing operations portfolio, net as of December 31, 2024 and 2023:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Commercial	102,823,571	95,614,822
Consumer	37,130,451	38,862,513
Leasing (1)	26,154,135	26,056,199
Mortgage	25,163,198	21,840,258
Small business loans	656,350	547,677
Total loan portfolio and financial leasing operations	191,927,705	182,921,469
Total provision for loan portfolio and leasing operations impairment (2)	(13,829,166)	(12,892,352)
Total loan portfolio and leasing operations, net	178,098,539	170,029,117

(1)See note 6.1 Lessor.
(2)Includes general provision for loan portfolio and leasing operations, in accordance with SFC regulations, see Note 2. accounting policies, literal C, section 3.1.6.1., general provision.

Provision concept	December 31, 2024	December 31, 2023
In millions of COP
General provision (Circular 026, 2022) (1)	-	353,159
General provision Small business loans and Mortgage (Circular 100, 1995)	256,011	221,529
Total general provision	256,011	574,688

(1)Based on the behavior of the portfolio and leveraged on a better quality in the new crops generated since the end of the year 2022 for consumer loans, the decision was made to use the provision to cover the bearings of this portfolio.

Loans and leasing operations portfolio by risk category

As of December 31, 2024 and 2023, the loan portfolio and leasing operations are distributed in the following risk categories:

As of December 31, 2024

Commercial	Loans			Provision			Other items
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	93,518,674	1,163,523	14,050	1,316,245	19,548	392	93,360,062
B – Acceptable risk	1,494,066	23,438	1,623	63,573	2,047	292	1,453,215
C – Appreciable risk	1,391,353	91,893	1,326	451,521	90,701	1,184	941,166
D – Significant risk	2,363,500	71,352	14,343	1,712,661	71,352	14,312	650,870
E – Unrecoverable risk	2,621,618	44,396	8,416	2,205,917	44,396	8,249	415,868
Total	101,389,211	1,394,602	39,758	5,749,917	228,044	24,429	96,821,181

Consumer	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	30,764,653	385,004	55,730	917,778	14,658	2639	30,270,312
B – Acceptable risk	821,642	22,653	3,633	122,317	7,039	1603	716,969
C – Appreciable risk	756,964	18,313	3,539	196,859	13,998	3,000	564,959
D – Significant risk	1,117,242	27,980	6,792	1,058,048	27,980	6,783	59,203
E – Unrecoverable risk	3,039,743	82,528	24,035	2,928,664	82,528	23,590	111,524
Total	36,500,244	536,478	93,729	5,223,666	146,203	37,615	31,722,967

Leasing	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	21,194,174	132,244	2,589,208	385,259	3,031	46891	23,480,445
B – Acceptable risk	582,525	7,561	31,141	23,652	1,003	1416	595,156
C – Appreciable risk	482,049	6,193	18,406	99,424	5,517	14,588	387,119
D – Significant risk	641,233	57,034	37,158	339,518	57,033	36,619	302,255
E – Unrecoverable risk	267,640	76,025	31,544	256,572	76,023	31,544	11,070
Total	23,167,621	279,057	2,707,457	1,104,425	142,607	131,058	24,776,045

Mortgage	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In Millions of COP
A – Normal risk	23,413,649	177,235	1,750	483,766	1,861	18	23,106,989
B – Acceptable risk	457,800	4,759	699	29,489	4,759	699	428,311
C – Appreciable risk	359,989	6,146	1,153	49,697	6,146	1,153	310,292
D – Significant risk	445,213	4,970	1,688	99,614	4,970	1,688	345,599
E – Unrecoverable risk	279,846	4,093	4,208	279,846	4,093	4,208	-
Total	24,956,497	197,203	9,498	942,412	21,829	7,766	24,191,191

Small business loans	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	576,447	6,595	1,952	12,214	99	32	572,649
B – Acceptable risk	9,059	249	69	320	249	69	8,739
C – Appreciable risk	7,226	227	63	4,441	227	63	2,785
D – Significant risk	14,176	421	165	14,045	421	165	131
E – Unrecoverable risk	37,470	1,252	979	34,624	1,252	974	2,851
Total	644,378	8,744	3,228	65,644	2,248	1,303	587,155

Total loans	Loans			Provision			Total Net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	169,467,597	1,864,601	2,662,690	3,115,262	39,197	49972	170,790,457
B – Acceptable risk	3,365,092	58,660	37,165	239,351	15,097	4079	3,202,390
C – Appreciable risk	2,997,581	122,772	24,487	801,942	116,589	19,988	2,206,321
D – Significant risk	4,581,364	161,757	60,146	3,223,886	161,756	59,567	1,358,058
E – Unrecoverable risk	6,246,317	208,294	69,182	5,705,623	208,292	68,565	541,313
Total	186,657,951	2,416,084	2,853,670	13,086,064	540,931	202,171	178,098,539

As of December 31, 2023

Commercial	Loans			Provision			Other items
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	87,655,242	1,502,565	16,158	1,232,376	24,530	578	87,916,481
B – Acceptable risk	1,300,166	74,543	1,854	197,071	8,079	392	1,171,021
C – Appreciable risk	631,082	12,217	1,564	156,946	9,861	1,385	476,671
D – Significant risk	1,779,007	43,394	11,537	1,223,780	43,394	11,523	555,241
E – Unrecoverable risk	2,550,668	28,750	6,075	2,142,931	28,750	5,931	407,881
Total	93,916,165	1,661,469	37,188	4,953,104	114,614	19,809	90,527,295

Consumer	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	32,413,615	517,717	64,264	1,372,121	21,829	3,139	31,598,507
B – Acceptable risk	1,062,168	35,307	5,318	127,120	11,640	2,299	961,734
C – Appreciable risk	898,748	29,112	5,546	193,193	22,939	4,826	712,448
D – Significant risk	1,511,693	52,257	11,365	1,448,226	52,257	11,350	63,482
E – Unrecoverable risk	2,173,238	64,509	17,656	2,108,782	64,509	17,496	64,616
Total	38,059,462	698,902	104,149	5,249,442	173,174	39,110	33,400,787

Leasing	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	21,592,066	175,325	2,404,759	435,169	3,829	37,879	23,695,273
B – Acceptable risk	538,105	7,852	12,592	25,701	565	907	531,376
C – Appreciable risk	328,825	4,816	16,995	27,587	3,234	12,688	307,127
D – Significant risk	430,928	35,678	55,351	224,699	35,664	42,956	218,638
E – Unrecoverable risk	346,214	73,062	33,631	326,783	72,005	33,320	20,799
Total	23,236,138	296,733	2,523,328	1,039,939	115,297	127,750	24,773,213

Mortgage	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In Millions of COP
A – Normal risk	20,535,984	200,004	2,549	421,655	2,073	26	20,314,783
B – Acceptable risk	424,654	4,934	654	34,213	4,934	654	390,441
C – Appreciable risk	210,292	921	866	110,781	921	866	99,511
D – Significant risk	249,828	2,383	1,076	188,885	2,383	1,076	60,943
E – Unrecoverable risk	198,883	3,279	3,951	198,883	3,279	3,951	-
Total	21,619,641	211,521	9,096	954,417	13,590	6,573	20,865,678

Small business loans	Loans			Provision			Total net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	439,705	7,609	1,040	9,739	173	29	438,413
B – Acceptable risk	16,911	774	127	644	774	127	16,267
C – Appreciable risk	11,175	503	109	6,858	503	109	4,317
D – Significant risk	19,715	867	244	19,257	867	243	459
E – Unrecoverable risk	45,559	2,216	1,123	42,875	2,216	1,119	2,688
Total	533,065	11,969	2,643	79,373	4,533	1,627	462,144

Total loans	Loans			Provision			Total Net
Category	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	162,636,612	2,403,220	2,488,770	3,471,060	52,434	41,651	163,963,457
B – Acceptable risk	3,342,004	123,410	20,545	384,749	25,992	4,379	3,070,839
C – Appreciable risk	2,080,122	47,569	25,080	495,365	37,458	19,874	1,600,074
D – Significant risk	3,991,171	134,579	79,573	3,104,847	134,565	67,148	898,763
E – Unrecoverable risk	5,314,562	171,816	62,436	4,820,254	170,759	61,817	495,984
Total	177,364,471	2,880,594	2,676,404	12,276,275	421,208	194,869	170,029,117

By geographic location

As of December 31, 2024 and 2023, the following is the detail of the loan portfolio and leasing operations according to the zone where the loan was created:

As of December 31, 2024

Location	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Antioquia	64,022,324	814,961	881,205	4,304,988	180,417	55,332	61,177,753
Bogotá y Sabana	58,631,221	817,642	1,171,514	3,378,560	168,711	69,290	57,003,816
Centro	15,071,122	192,481	205,600	1,412,494	44,862	21,659	13,990,188
Norte	25,392,035	324,571	268,015	1,869,083	75,903	35,410	24,004,225
Sur	20,045,168	229,012	327,336	1,931,417	52,447	20,480	18,597,172
Panamá	3,496,081	37,417	-	189,522	18,591	-	3,325,385
Total	186,657,951	2,416,084	2,853,670	13,086,064	540,931	202,171	178,098,539

As of December 31, 2023

Location	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Antioquia	62,217,145	979,180	1,008,386	4,334,701	106,060	54,155	59,709,795
Bogotá y Sabana	56,091,415	982,157	1,128,678	3,079,839	153,992	60,403	54,908,016
Centro	14,886,930	246,096	118,041	1,296,201	45,362	15,414	13,894,090
Norte	19,324,428	309,431	262,998	1,512,356	55,796	45,406	18,283,299
Sur	21,843,035	319,516	158,301	1,891,575	50,028	19,491	20,359,758
Panamá	3,001,518	44,214	-	161,603	9,970	-	2,874,159
Total	177,364,471	2,880,594	2,676,404	12,276,275	421,208	194,869	170,029,117

By monetary units

The following is the loan and lease portfolio according to the monetary unit in which the loan is created as of December 31, 2024 and 2023:

As of December 31, 2024

	Monetary units
Category	Legal Currency	Foreign Currency	UVR	Total
In millions of COP
Commercial	91,386,452	5,905,883	5,531,236	102,823,571
Consumer	36,235,940	894,511	-	37,130,451
Leasing	26,075,531	78,604	-	26,154,135
Mortgage	19,162,182	-	6,001,016	25,163,198
Small business loans	656,350	-	-	656,350
Total	173,516,455	6,878,998	11,532,252	191,927,705

As of December 31, 2023

	Monetary units
Category	Legal Currency	Foreign Currency	UVR	Total
In millions of COP
Commercial	84,690,072	5,233,176	5,691,574	95,614,822
Consumer	38,189,099	673,414	-	38,862,513
Leasing	25,937,719	118,480	-	26,056,199
Mortgage	16,919,390	-	4,920,868	21,840,258
Small business loans	547,677	-	-	547,677
Total	166,283,957	6,025,070	10,612,442	182,921,469

Restructured loan portfolio and leasing operations

By type of restructuring: As of December 31, 2024

Type	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Law 550 and/or 1116	1,498,345	20,901	11,155	1,093,579	19,724	11,032	406,066
Restructuring due to conciliations with clients	5,573,555	172,592	50,802	3,912,573	158,836	46,931	1,678,609
Total	7,071,900	193,493	61,957	5,006,152	178,560	57,963	2,084,675

As of December 31, 2023

Type	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Law 550 and/or 1116	1,288,215	16,174	10,686	928,120	15,885	10,585	360,485
Restructuring due to conciliations with clients	4,021,739	135,538	51,892	2,658,408	114,820	48,199	1,387,742
Total	5,309,954	151,712	62,578	3,586,528	130,705	58,784	1,748,227

Loans restructured by rating

As of December 31, 2024

Rating	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	151,060	4,722	373	7,354	425	171	148,205
B – Acceptable risk	463,940	15,660	3,530	56,382	7,805	996	417,947
C – Appreciable risk	636,586	15,952	2,405	133,032	13,300	1,752	506,859
D – Significant risk	1,656,111	43,978	21,711	1,087,976	43,973	21,674	568,177
E – Unrecoverable risk	4,164,203	113,181	33,938	3,721,408	113,057	33,370	443,487
Total	7,071,900	193,493	61,957	5,006,152	178,560	57,963	2,084,675

As of December 31, 2023

Rating	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
A – Normal risk	439,339	14,899	1,480	20,388	3,284	551	431,495
B – Acceptable risk	381,691	14,956	2,617	47,690	8,489	888	342,197
C – Appreciable risk	395,430	9,180	12,291	78,466	6,295	11,416	320,724
D – Significant risk	1,121,405	37,991	14,992	898,684	37,982	14,980	222,742
E – Unrecoverable risk	2,972,089	74,686	31,198	2,541,300	74,655	30,949	431,069
Total	5,309,954	151,712	62,578	3,586,528	130,705	58,784	1,748,227

Loans restructured by geographic location

As of December 31, 2024

Location	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Antioquia	1,855,677	59,641	12,294	1,373,737	54,194	11,580	488,101
Bogotá y Sabana	1,990,781	68,230	28,285	1,321,462	63,680	26,363	675,791
Centro	814,919	16,069	6,297	549,718	14,640	5,901	267,026
Norte	1,064,160	20,694	8,637	726,646	19,093	8,054	339,698
Sur	1,346,363	28,859	6,444	1,034,589	26,953	6,065	314,059
Total	7,071,900	193,493	61,957	5,006,152	178,560	57,963	2,084,675

As of December 31, 2023

Location	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Antioquia	1,344,322	42,394	19,127	891,364	36,652	18,576	459,251
Bogotá y Sabana	1,454,189	53,477	17,491	917,580	47,328	15,801	544,448
Centro	626,267	15,105	4,399	405,743	12,106	3,987	223,935
Norte	796,059	19,349	10,028	533,914	16,833	9,490	265,199
Sur	1,089,117	21,387	11,533	837,927	17,786	10,930	255,394
Total	5,309,954	151,712	62,578	3,586,528	130,705	58,784	1,748,227

Loans restructured by economic sector

As of December 31, 2024

Sector	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Agriculture, forestry, fishing and hunting	316,567	8,146	4,896	219,495	7,864	4,837	97,413
Customer portfolio for natural person	3,487,969	103,060	22,914	2,538,338	93,519	20,872	961,214
Commerce, restaurants and hotels	1,021,700	28,422	7,013	676,586	26,031	6,789	347,729
Manufacturing	1,460,384	42,525	16,657	1,036,421	40,633	15,320	427,192
Social and personal communal services	332,971	5,409	3,061	185,311	4,965	2,965	148,200
Financial services, real estate, business	27,364	960	340	21,457	925	196	6,086
Transport and communications	424,945	4,971	7,076	328,544	4,623	6,984	96,841
Total	7,071,900	193,493	61,957	5,006,152	178,560	57,963	2,084,675

As of December 31, 2023

Sector	Loans			Provision			Total net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Agriculture, forestry, fishing and hunting	158,148	4,786	1,956	101,439	4,005	1,823	57,623
Customer portfolio for natural person	2,505,994	84,824	15,823	1,732,561	70,237	14,284	789,559
Commerce, restaurants and hotels	841,391	19,019	7,595	553,552	17,361	6,991	290,101
Manufacturing	1,149,875	31,250	25,370	734,136	28,322	24,375	419,662
Social and personal communal services	239,834	6,623	2,457	146,518	6,161	2,010	94,225
Financial services, real estate, business	12,950	575	129	8,529	544	127	4,454
Transport and communications	401,762	4,635	9,248	309,793	4,075	9,174	92,603
Total	5,309,954	151,712	62,578	3,586,528	130,705	58,784	1,748,227

Provision for impairment of loan portfolio and leasing operations

The tables below display the roll forward of the allowance for loans and leasing operations losses as of December 31, 2024 and 2023:

As of December 31, 2024

Loans	Commercial	Consumer	Leasing	Mortgage	Small business loans	Total
In millions of COP
(+) Balance as of December 31, 2023	5,087,527	5,461,726	1,282,986	974,580	85,533	12,892,352
(+) Charged-off-loan recovery	58,405	400,304	148,291	35,924	2,818	645,742
(+) Impairment of loan portfolio and leasing operations, net	1,670,285	3,929,541	135,741	27,824	61,287	5,824,678
(-) Period charges-off (1)	601,552	4,384,087	188,928	66,321	80,443	5,321,331
(-) Sold portfolio provisions	212,275	-	-	-	-	212,275
Balance as of December 31, 2024	6,002,390	5,407,484	1,378,090	972,007	69,195	13,829,166
(1)Charged-off-loans are still in recovery management.

As of December 31, 2023

Loans	Commercial	Consumer	Leasing	Mortgage	Small business loans	Total
In millions of COP
(+) Balance as of December 31, 2022	5,034,160	4,069,098	1,278,586	813,264	73,476	11,268,584
(+) Charged-off-loan recovery	47,591	285,768	59,732	33,410	1,797	428,298
(+) Impairment of loan portfolio and leasing operations, net	1,362,636	4,891,574	194,354	201,287	73,484	6,723,335
(-) Period charges-off (1)	621,663	3,784,714	249,686	73,381	63,224	4,792,668
(-) Sold portfolio provisions	735,197	-	-	-	-	735,197
Balance as of December 31, 2023	5,087,527	5,461,726	1,282,986	974,580	85,533	12,892,352
(1)Charged-off-loans are still in recovery management.

Portfolio and leasing operations write-off

The following table shows the portfolio and leasing operations write-off as of December 31, 2024 and 2023:

As of December 31, 2024

Loans	Capital	Interest and/or financial component	Other items	Total
In millions of COP
Commercial	552,569	35,430	13,553	601,552
Consumer	4,163,088	143,798	77,201	4,384,087
Leasing	117,524	62,512	8,892	188,928
Mortgage	52,791	12,256	1,274	66,321
Small business loans	74,112	4,180	2,151	80,443
Total	4,960,084	258,176	103,071	5,321,331

As of December 31, 2023

Loans	Capital	Interest and/or financial component	Other items	Total
In millions of COP
Commercial	579,463	28,893	13,307	621,663
Consumer	3,590,857	124,065	69,792	3,784,714
Leasing	168,045	54,331	27,310	249,686
Mortgage	57,466	14,713	1,202	73,381
Small business loans	57,132	4,057	2,035	63,224
Total	4,452,963	226,059	113,646	4,792,668

Sales of loans portfolio

The following table shows the purchases and sales of the loan portfolio and leasing operations as of December 31, 2024 and 2023:

As of December 31, 2024

Loan sales
In millions of COP
Entity name	Sale price (1)	% of the loan sold
Alicudi S.A.S	73,430	100%
Metro Cali S.A.	35,000	100%
Amasya S.A.S	2,200	100%
Operación Estratégica S.A.S	1,337	100%
Bluetrade S.A.S	200	100%
Georg S.A.S	-	100%

(1)See Note 25.4. Other operating income, net – Profit on portfolio sales, net COP 112,128.

As of December 31, 2023

Loan sales
In million of COP
Entity name	Sale price (1)	% of the loan sold
Transición Express SAS.	243,363	100%
Cerberus South American Investments.	22,157	100%
CI RAM Inversiones BVI de Colombia S.A.S.	4,063	100%
SKEMA Promotora S.A.	2,251	100%

(1)See Note 25.4. Other operating income, net – Profit on portfolio sales, net COP 271,834.

NOTE 6. LEASES

6.1 Lessor

Finance leases

The Bank has entered into leases as lessor. These leases relate to machinery and equipment, computer equipment, vehicles and furniture and fixtures, and their terms range from one to thirty years, as detailed below:

As of December 31, 2024

Period	Gross investment	Present value of minimum payments
In millions of COP
Less than 1 year	919,614	737,197
Between 1 and 3 years	3,896,988	2,817,093
Between 3 and 5 years	6,131,466	4,065,360
More than 5 years	32,008,887	18,534,485
Total gross investment/ present value of minimum payments	42,956,955	26,154,135
Future financial income (1)	(16,802,820)	-
Present value of payments receivable (2)	26,154,135	26,154,135
Minimum non-collectable payments impairment	(1,378,090)	(1,378,090)
Total	24,776,045	24,776,045

(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 5 Loans and Advances to customers, net.

As of December 31, 2023

Period	Gross investment	Present value of minimum payments
In millions of COP
Less than 1 year	966,212	777,995
Between 1 and 3 years	4,189,482	2,695,144
Between 3 and 5 years	6,384,736	3,861,606
More than 5 years	34,029,393	18,721,454
Total gross investment/ present value of minimum payments	45,569,823	26,056,199
Future financial income (1)	(19,513,624)	-
Present value of payments receivable (2)	26,056,199	26,056,199
Minimum non-collectable payments impairment	(1,282,986)	(1,282,986)
Total	24,773,213	24,773,213

(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 5. Loans and Advances to customers, net.

Unsecured residual value (*)

At the end of the reported period, the residual values not guaranteed by the assets that are under financial leasing are:

Type of asset	December 31, 2024	December 31, 20223
In millions of COP
Vehicles Technological equipment Machinery and equipment	115,553 57,939 10,557	99,874 49,457 3,031
Total	184,049	152,362

(*) The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.

Amounts recognized as income for extensions

At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2024	December 31, 2023
In millions of COP
Technological equipment	15,572	20,717
Buildings	9,254	8,088
Machinery and equipment	236	532
Vehicles	200	102
Total	25,262	29,439

Amounts recognized as income from finance leases

The Bank has recognized income from financial leasing operations as of December 31, 2024 and 2023 for COP 3,375,713 and COP 3,623,476, respectively.

Gross investment growth: Increase in finance leases during the period

The following information corresponds to the gross investment growth in finance leases during the current period:

	December 31, 2024	December 31, 2023
In millions of COP
Gross investment in finance leases	6,788,756	7,352,215
Unearned income	(2,722,593)	(3,159,541)
Written off leases	(1,479,013)	(1,363,613)
Total	2,587,150	2,829,061

Operating leases

The Bank leases assets to third parties under operating leases. Assets leased under operating leases are recorded as premises and equipment. The terms established for these agreements range from six months to ten years.

The following table presents the information of minimum payments by lease to be received:

Period	December 31, 2024	December 31, 2023
In millions of COP
Less than 1 year	330,756	116,193
Between 1 and 3 years	631,153	945,825
Between 3 and 5 years	738,002	1,124,074
Greater than 5 years	360,474	398,645
Total	2,060,385	2,584,737

Amounts recognized as income from operating leases

The Bank has recognized income from operating leases as of December 31, 2024 and 2023 for COP 936,787 and COP 999,207 respectively, see Note 25.4. Other operating income, net.

Risk management as lessor

The Bank offers leasing services, acting as lessor, has a comprehensive risk assessment model for those assets classified as property, plant and equipment. The model includes the impairment test performed annually for this type of assets, where external (economic and legal) and internal (insurance, maintenance, sales) indicators that impact the assets and their environment are evaluated.  The lessor carries out a detailed review process at the time the asset is returned by the lessees to ensure its operating conditions and determine the necessary adjustments. Additionally, the bank has the participation of experts, independent of the sales force, who permanently monitor the market conditions of pre-owned assets, performing retrospective tests of the consistency of the variables involved in the estimation of residual value (commercial value minus sales costs) and periodically reviewing the results of the model with key executives All of the above, complemented by agreements with suppliers for the exchange of information, knowledge and in some cases, structuring the residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers.

6.2. Lessee

The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment.

6.2.1. Right-of-use assets under lease, net

As of December 31, 2024 and 2023, the roll forward of right-of-use assets was as follows:

As of December 31, 2024

Right-of-use assets	Balance as of January 01, 2024	Roll - forward						Balance as of December 31, 2024
		Acquisitions (1)	Additions (2)	Depreciation expense (3)	Impairment expense (3)	Disposals (4)	Revaluation (5)
In millions of COP
Buildings
Cost	1,696,191	72,211	41,929	-	-	(19,856)	87,044	1,877,519
Accumulated depreciation	(471,270)	-	-	(130,010)	-	17,549	-	(583,731)
Impairment	-	-	-	-	(196)	196	-	-
Computer equipment
Cost	575	-	-	-	-	-	193	768
Accumulated depreciation	(375)	-	-	(188)	-	-	-	(563)
Vehicles
Cost	5,635	-	-	-	-	(1,716)	(44)	3,875
Accumulated depreciation	(2,107)	-	-	(1,105)	-	1,658	-	(1,554)
Total cost	1,702,401	72,211	41,929	-	-	(21,572)	87,193	1,882,162
Total accumulated depreciation	(473,752)	-	-	(131,303)	-	19,207	-	(585,848)
Total impairment	-	-	-	-	(196)	196	-	-
Total right-of-use assets, net	1,228,649	72,211	41,929	(131,303)	(196)	(2,169)	87,193	1,296,314

(1)The main acquisitions for real estate are due to new contracts according to the needs of the business, being the branches the most significant.
(2)The main additions to real estate are due to adaptations in the branches, the most significant being: Cali administrative headquarters for COP 4,668, Central de Abastos Bucaramanga branch for COP 2,125 and Alto Prado Barranquilla branch for COP 1,919.
(3)See Note 26.3. Amortization, depreciation and impairment.
(4)The main retirements due to contract termination for real estate are represented in the branches.
(5)The main new developments in the contracts for real estate are represented in the branches.

As of December 31, 2023

Right-of-use assets	Balance as of January 01, 2023	Roll - forward						Balance as of December 31, 2023
		Acquisitions (1)	Additions (2)	Depreciation expense (3)	Impairment expense (3)	Disposals (4)	Revaluation (5)
In millions of COP
Buildings
Cost	1,476,159	37,443	19,436	-	-	(42,578)	205,731	1,696,191
Accumulated depreciation	(367,891)	-	-	(129,221)	-	25,842	-	(471,270)
Impairment	-	-	-	-	(489)	489	-	-
Computer equipment
Cost	32,734	-	-	-	-	(28,478)	(3,681)	575
Accumulated depreciation	(24,518)	-	-	(3,706)	-	27,849	-	(375)
Vehicles
Cost	1,260	3,853	-	-	-	-	522	5,635
Accumulated depreciation	(1,091)	-	-	(1,016)	-	-	-	(2,107)
Total cost	1,510,153	41,296	19,436	-	-	(71,056)	202,572	1,702,401
Total accumulated depreciation	(393,500)	-	-	(133,943)	-	53,691	-	(473,752)
Total impairment	-	-	-	-	(489)	489	-	-
Total right-of-use assets, net	1,116,653	41,296	19,436	(133,943)	(489)	(16,876)	202,572	1,228,649

(1)The main acquisitions for properties are due to new contracts according to the needs of the business, in which branches ar the most significant.
(2)The main additions to the properties are due to adjustments to the branches, the most significant as follows: Unicentro Medellin Branch for COP 1,784, Central Mayorista branch for COP 1,604 and Pitalito branch for COP 1,591.
(3)See Note 26.3. Amortization, depreciation and impairment.
(4)The main disposals are related to contract termination for branches. In computer equipment, disposals are due to the completion of the contract with the supplier.

6.2.2. Lease liabilities, net

The changes in lease liabilities, net, during the year are presented below:

As of December 31, 2024

Concept	Total
In millions of COP
Balance as of January 01, 2024	1,352,302
(+) New contracts	72,059
(+) Reassessment of the lease liability (1)	80,777
(-) Made-payments amortization	234,277
(+) Accrued Interest	120,354
Balance as of December 31, 2024	1,391,215
(1)The decrease presented in 2024 is due to the fact that in 2023 there were changes mainly in the estimation of the term of the contracts for real estate, which led to an adjustment of COP 84,703.

As of December 31, 2023

Concept	Total
In millions of COP
Balance as of January 01, 2023	1,252,263
(+) New contracts	41,132
(+) Reassessment of the lease liability	175,809
(-) Made-payments amortization	218,112
(+) Accrued Interest	101,210
Balance as of December 31, 2023	1,352,302

The following table shows maturity analysis of lease liabilities as of December 31, 2024 and 2023:

As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity greater than 5 years	Total lease liabilities, net
In millions of COP
Buildings	6,201	38,131	200,156	1,143,788	1,388,276
Vehicles	-	146	2,601	-	2,747
Computer equipment	192	-	-	-	192
Total lease liabilities, net	6,393	38,277	202,757	1,143,788	1,391,215

As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity greater than 5 years	Total lease liabilities, net
In millions of COP
Buildings	7,837	27,130	225,727	1,087,682	1,348,376
Vehicles	94	-	3,634	-	3,728
Computer equipment (1)	198	-	-	-	198
Total lease liabilities, net	8,129	27,130	229,361	1,087,682	1,352,302

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2024 and 2023:

As of December 31, 2024

Type of assets	Weighted average life (months)	Weighted average remaining lease terms (months)	Weighted average discount rates
Buildings	278	155	9.23%
Vehicles	58	37	18.93%
Computer equipment	47	11	6.22%

As of December 31, 2023

Type of assets	Weighted average life (months)	Weighted average remaining lease terms (months)	Weighted average discount rates
Buildings	259	140	8.77%
Vehicles	62	47	18.34%
Computer equipment	35	11	6.22%

Recognition in income statement:

The following table shows the detail of leases in the Statement of Income as of December 31, 2024 and 2023:

As of December 31, 2024

Type of assets	Financial interest (1)	Depreciation expenses (2)	Impairment expenses (2)	Short-term leases	Low-cost leasing (3)	Early termination fine expense (4)
In millions of COP
Buildings	115,384	130,010	196	84	-	533
Vehicles	661	1,105	-	166	-	-
Computer equipment	7	188	-	-	-	-
Furniture and fixtures	-	-	-	-	-	-
Total	116,052	131,303	196	250	-	533

(1)Interest expense: The balance includes the expense generated by the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of lease contracts for COP (4,302). See Note 25.2. Interest expense.
(2)See Note 26.3. Amortization, depreciation and impairment.
(3)Low cost leases are not presented.
(4)Corresponds to penalties for termination of the contract before the agreed date.

As of December 31, 2023

Type of assets	Financial interest (1)	Depreciation expenses (2)	Impairment expenses (2)	Short-term leases	Low-cost leasing (3)	Early termination fine expense (4)
In millions of COP
Buildings	89,368	129,221	489	-	-	1,281
Vehicles	567	1,016	-	121	-	-
Computer equipment	737	3,706	-	-	-	-
Furniture and fixtures	-	-	-	-	-	-
Total	90,672	133,943	489	121	-	1,281

(1)Interest expense: The balance includes the expense generated by the difference between the carrying value of the right-of-use asset and the lease liability at the time of early termination of lease contracts for COP (10,538). See Note 25.2. Interest expenses.
(2)See Note 26.3. Amortization, depreciation and impairment.
(3)There is not low cost leases contract effects in the reporting period.
(4)Corresponds to sanctions for terminating the contract before the agreed date

Sublease:

The sublease income from real estate, received as of December 31, 2024 was COP 6,719 and as of December 31, 2023 was COP 3,326.

NOTE 7. INVESTMENT IN SUBSIDIARIES
The detail of investments in subsidiaries as of December 31, 2024 and 2023 is as below:

			December 31, 2024		December 31, 2023
In millions of COP
Company name	Main activity	Country	% of ownership	Investment value	% of ownership	Investment value
Banistmo S.A. (1)	Financial services	Panamá	100.00%	11,500,974	100.00%	9,920,304
Bancolombia Panamá S.A. (1)	Financial services	Panamá	100.00%	10,206,593	100.00%	8,838,482
FCP Inmobiliario Colombia S.A.	Real estate services	Colombia	80.43%	2,987,499	80.43%	2,733,074
Banca de Inversión Bancolombia S.A. Corporación Financiera	Financial services	Colombia	94.90%	1,156,057	94.90%	1,394,710
Bancolombia Puerto Rico Internacional Inc. (1)	Financial services	Puerto Rico	100.00%	761,560	100.00%	580,423
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Financial trust services	Colombia	94.97%	533,885	94.97%	490,721
P.A. Sodimac (2)	Real estate services	Colombia	100.00%	500,744	-	-
P.A. Mercurio (3)	Real estate services	Colombia	100.00%	318,453	100.00%	279,491
Valores Bancolombia S.A. Comisionista de Bolsa	Trade-broker dealer	Colombia	93.61%	254,025	93.61%	213,275
P.A. Nomad Cabrera (4)	Real estate services	Colombia	98.00%	154,492	98.00%	99,109
P.A. Nomad Central (5)	Real estate services	Colombia	98.00%	133,572	98.00%	101,260
P.A. Nomad Salitre (6)	Real estate services	Colombia	98.00%	88,832	98.00%	43,790
P.A. FAI Calle 77 (Nomad77) (7)	Real estate services	Colombia	98.00%	62,656	98.00%	57,306
P.A. Nomad Distrito Vera (8)	Real estate services	Colombia	98.00%	58,827	-	-
P.A. Nomad Nexo (9)	Real estate services	Colombia	98.00%	14	-	-
Sociedad Beneficiaria BC Panamá S.A.S. (10)	Investments	Colombia	100.00%	-	-	-
Total investment in subsidiaries				28,718,183		24,751,945
(1)Increase in the book value of investments mainly due to the effect of the exchange difference.
(2)On May 6, 2024 the Bank made an assignment of rights for the acquisition of the P.A Sodimac, for COP 451,000. As of December, presented a refund of contributions for COP (2,079) and has income through the participation method recognized for COP 38,303.
(3)As of December 2024, the P.A. Mercurio presented a refund of contributions for COP (812) and has income through the participation method recognized for COP 39,774.

(4)As of December 2024, the Bank made capitalizations of COP 60,760. The equity method loss recognized for this investment was COP (5,377).
(5)As of December 2024, the Bank made capitalizations of COP 40,670. The equity method loss recognized for this investment was COP (8,358).
(6)As of December 2024, the Bank made capitalizations of COP 52,921. The equity method loss recognized for this investment was COP (7,879).
(7)As of December 2024, the Bank made capitalizations for COP 980 and restitution of contributions for (154). The equity method income recognized for this investment was COP 4,524.
(8)On July 31, 2024, the Bank acquired the P.A. Nomad Distrito Vera for COP 31,409; As of December 2024, the Bank made capitalizations of COP 26,950 and the income from the equity method was COP 468.
(9)On December 18, 2024, the Bank made a capital contribution of the P.A. Nomad Nexo by COP 29; As of December 2024, this investment presents a loss of COP (15).
(10)On September 27, 2024, Beneficiary Company BC Panama was established with a capital of less than COP 1.

The following tables sets forth the changes of the Bank's subsidiary investments as of December 31, 2024 and 2023:

December 31, 2024
	Banistmo S.A.	Bancolombia Panamá S.A.	FCP Fondo Inmobiliario Colombia.	Banca de Inversión Bancolombia S.A. Corporación Financiera.	Bancolombia Puerto Rico Internacional Inc.	Fiduciaria Bancolombia S.A. Sociedad Fiduciaria.	Valores Bancolombia S.A. Comisionista de Bolsa.	Others	Total
In millions of COP
Initial balance	9,920,304	8,838,482	2,733,074	1,394,710	580,423	490,721	213,275	580,956	24,751,945
Equity method through income statement. (1)	215,595	1,324,141	254,425	(244,727)	84,983	176,777	38,778	61,440	1,911,412
OCI (Equity method) (2)	1,859,077	1,472,293	-	8,171	96,154	(3,781)	2,770	-	3,434,684
Purchase / capitalizations	-	-	-	-	-	-	-	678,239	678,239
Dividends	(495,524)	(1,432,156)	-	-	-	(130,301)	-	-	(2,057,981)
Restitution of contributions	-	-	-	-	-	-	-	(3,045)	(3,045)
Profit for previous years	1,522	3,833	-	(2,097)	-	469	(798)	-	2,929
Final balance	11,500,974	10,206,593	2,987,499	1,156,057	761,560	533,885	254,025	1,317,590	28,718,183

(1)See Note 25.5. Dividends and other net income from equity participation.
(2)Corresponds to other comprehensive income recognized as the equity method and exchange difference, as of December 31, 2024. See Separate Comprehensive Income Statement - Net income (loss) from investments in subsidiaries accounted for using the equity method.

December 31, 2023
	Banistmo S.A.	Bancolombia Panamá S.A.	FCP Fondo Inmobiliario Colombia.	Banca de Inversión Bancolombia S.A. Corporación Financiera.	Bancolombia Puerto Rico Internacional Inc.	Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Valores Bancolombia S.A. Comisionista de Bolsa	Others	Total
In millions of COP
Initial balance	12,640,048	11,221,104	2,493,826	1,744,834	636,656	449,696	200,611	331,922	29,718,697
Equity method through income statement.	485,132	1,431,958	239,248	(294,003)	84,465	132,456	13,878	(817)	2,092,317
OCI (Equity method)	(2,909,771)	(2,407,969)	-	22,718	(140,698)	2,192	1,564	-	(5,431,964)
Purchase / capitalizations	-	-	-	-	-	-	-	250,655	250,655
Dividends	(285,530)	(1,406,611)	-	(54,427)	-	(91,467)	-	-	(1,838,035)
Restitution of contributions	-	-	-	-	-	-	-	(787)	(787)
Profit for previous years	(9,575)	-	-	(24,412)	-	(2,156)	(2,778)	(17)	(38,938)
Final balance	9,920,304	8,838,482	2,733,074	1,394,710	580,423	490,721	213,275	580,956	24,751,945

The following is the supplementary information of the Bank's most significant subsidiaries as of December 31, 2024 and 2023 without eliminations:

As of December 31, 2024

Company name	Assets	Liabilities	Income from ordinary activities	Gain / (Loss)
In millions of COP
Banistmo S.A.	45,964,767	41,132,908	4,343,350	215,595
Bancolombia Panamá S.A.	32,095,844	21,889,251	2,190,330	1,324,141
FCP Fondo Inmobiliario Colombia	6,039,891	2,112,456	882,817	316,349
Banca de Inversión Bancolombia S.A. Corporación Financiera	1,464,181	48,620	190,300	(258,823)

For purposes of applying the equity method of accounting for subsidiaries, the financial statements as of December 31, 2024 have been used.

As of December 31, 2023

Company name	Assets	Liabilities	Income from ordinary activities	Gain / (Loss)
In millions of COP
Banistmo S.A.	40,740,495	36,315,750	4,551,651	485,132
Bancolombia Panamá S.A.	27,550,302	18,711,820	2,116,383	1,431,958
FCP Fondo Inmobiliario Colombia	5,503,022	1,905,773	889,683	297,475
Banca de Inversión Bancolombia S.A. Corporación Financiera	1,719,824	52,784	150,732	(309,804)

For purposes of applying the equity method of accounting for subsidiaries, the financial statements as of December 31, 2023 have been used.

As of December 31, 2024 and 2023, there are no restrictions or limitations on the ability of subsidiaries to transfer funds to the Bank in the form of dividends and other capital distributions; likewise, there are no contingent liabilities in connection with their interests in the aforementioned subsidiaries.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table summarizes the balance sheet balances of investments in associates and joint ventures as of December 31, 2024 and 2023:

Composition	December 31,2024	December 31,2023
In millions of COP
Investments in associates	129,807	117,682
Investments in joint ventures	75,505	180,916
Total	205,312	298,598

The following tables present the Bank's investments in associates as of December 31, 2024 and 2023:

Company name	Main activity	Country	% of Ownership interest	Investment	% of Ownership interest	Investment
			December 31,2024		December 31,2023
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	42,190	20.36%	35,735
Titularizadora Colombiana S.A. Hitos	Mortgage portfolio securities	Colombia	26.98%	42,050	26.98%	37,950
Protección S.A.	Administration of pension funds and severances	Colombia	0.69%	20,870	0.69%	19,827
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	23,706	19.94%	21,952
Agricapital S.A.S	Financial services	Colombia	10.79%	991	10.79%	1,262
Servicios de Identidad Digital S.A.S. (1)	Digital services	Colombia	33.33%	-	33.33%	956
Total, investments in associates				129,807		117,682

(1)During 2024, the Bank made capital contributions to Digital Identity Services for COP 2,487. As of December 31, 2024, the carrying value of this investment is COP 0, due to the recognition of the entity's losses during 2024 through the application of the equity method

The following tables present the changes in the Bank's investments in associates as of December 31, 2024 and December 31, 2023:

December 31, 2024
	Redeban Multicolor S.A.	Titularizadora Colombiana S.A. Hitos	Protección S.A.	ACH Colombia S.A.	Agricapital S.A.S.	Servicios de Identidad Digital S.A.S	Total
In millions of COP
Initial balance	35,735	37,950	19,827	21,952	1,262	956	117,682
Equity method through income statement. (1)	6,452	3,090	3,143	23,271	(271)	(3,443)	32,242
OCI (Equity method) (2)	3	92	(282)	-	-	-	(187)
Purchase / capitalizations (3)	-	918	-	-	-	2,487	3,405
Dividends	-	-	(1,855)	(21,517)	-	-	(23,372)
Profit for previous years	-	-	37	-	-	-	37
Final balance	42,190	42,050	20,870	23,706	991	-	129,807

(1)See Note 25.5. Dividends and other net income from equity participation.
(2)See separate statement of comprehensive income.
(3)As of December 31, the Bonds Mandatory Convertible into Shares -BOCEAS- of the Securitization Company expire for COP 918.

December 31, 2023
	Redeban Multicolor S.A.	Titularizadora Colombiana S.A. Hitos	Protección S.A.	ACH Colombia S.A.	Agricapital S.A.S.	Servicios de Identidad Digital S.A.S	Total
In millions of COP
Initial balance	31,876	35,756	17,807	19,005	1,408	7,049	112,901
Equity method through income statement.	4,021	2,119	2,084	21,624	(243)	(10,345)	19,260
OCI (Equity method)	(162)	398	(64)	-	-	-	172
Purchase / capitalizations	-	-	-	-	97	2,434	2,531
Dividends	-	-	-	(18,677)	-	-	(18,677)
Profit for previous years	-	(323)	-	-	-	1,818	1,495
Final balance	35,735	37,950	19,827	21,952	1,262	956	117,682

The following are the joint ventures that the Bank holds as of December 31, 2024 and 2023:

Company name	Main activity	Country	December 31,2024		December 31,2023
			% of Ownership interest	Investment	% of Ownership interest	vestment
Compañía de Financiamiento Tuya S.A.	Financial services	Colombia	38.62%	75,505	35.17%	180,916
Total investments in joint venture			75,505		180,916

The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2024 and 2023:

Compañía de financiamiento TUYA S.A.	December 31, 2024	December 31, 2023
In millions of COP
Initial balance	180,916	189,860
Equity method through income statement (1)	(60,373)	(71,444)
Purchase / capitalizations	76,750	62,500
Deterioration (2)	(121,788)	-
Final balance	75,505	180,916

(1)See Note 25.5. Dividends and other net income from equity participation.
(2)During the year 2024, the Administration requested the valuation for the joint business Tuya S.A. to establish the recoverable value that amounted to COP 85,993, based on the value in use with a discount rate of 12.9% - 16.1%. As a result of the valuation, the recoverable value of the investment was lower than the book value, therefore, the Bank recorded an impairment in the Income Statement for COP 121,788.

The following is additional information regarding the Bank’s most significant associates and joint ventures as of December 31, 2024 and 2023:

As of December 31, 2024

Company name	Classification	Assets	Liabilities	Income from ordinary activities	Profit / (Loss)
In millions of COP
Redeban Multicolor S.A.	Associates	8,834,257	8,619,344	514,796	28,912
Titularizadora Colombiana S.A. Hitos	Associates	248,267	99,870	48,212	10,159
Protección S.A.	Associates	3,194,045	752,834	1,884,277	446,532
Compañía de Financiamiento Tuya S.A.	Joint ventures	2,888,860	2,380,831	1,505,074	(155,514)

For the purpose of applying the equity method for associates and joint ventures, the financial statements as of November 30, 2024 have been used, except for Protección S.A. and Compañía de Financiamiento Tuya S.A., which used the financial statements as of the end of December 2024.

As of December 31, 2023

Company name	Classification	Assets	Liabilities	Income from ordinary activities	Profit / (Loss)
In millions of COP
Redeban Multicolor S.A.	Associates	2,101,985	1,918,782	446,419	32,351
Titularizadora Colombiana S.A. Hitos	Associates	233,582	96,975	38,599	7,268
Protección S.A.	Associates	2,955,547	666,280	1,597,171	303,460
Compañía de financiamiento Tuya S.A.	Joint ventures	3,827,631	3,313,741	2,205,537	(221,199)

For the purpose of applying the equity method for associates and joint ventures, the financial statements as of December 31, 2023 for Compañía de financiamiento Tuya S.A. and the financial statements as of November 30, 2023 for Protección S.A. and Titularizadora Colombiana S.A. Milestones have been used.

As of December 31, 2024 and 2023 there are no restrictions or limitations on the ability of subsidiaries to transfer funds to the Bank in the form of dividends and other capital distributions.

NOTE 9. INTANGIBLE ASSETS, NET

The following table sets forth the Bank’s intangible assets as of December 31, 2024 and 2023, including the reconciliation of initial and final balances of the cost and accrued amortization:

Licenses, software and computer applications
Cost	December 31, 2024	December 31, 2023
In millions of COP
Initial balance	615,817	488,817
Acquisitions (1)	95,500	129,692
Write off (2)	(34,376)	(2,692)
Final balance	676,941	615,817

(1)Corresponds to the inception of license contracts for technological updating.
(2)As of December 31, 2024 corresponds to the derecognition of licenses, mainly from: Microsoft for COP 16,951, Microsoft-Trueup for COP 2,531 and Moodys License for COP 1,702.

Licenses, software and computer applications
Amortization	December 31, 2024	December 31, 2023
In millions of COP
Initial balance	(270,264)	(211,752)
Amortization expense (1)	(70,592)	(61,204)
Write off (2)	34,376	2,692
Final balance	(306,480)	(270,264)
Net	370,461	345,553

(1)    See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2024, the Bank has no restricted intangible assets, no intangible assets as guarantees of debt, and no contractual commitments for the acquisition of this type of assets.

Research and development costs related to software development

During the period ended as of December 31, 2024 and 2023, the Bank incurred costs that are directly related to software development in the amounts of COP 7,026 and COP 2,615, respectively. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia). The expenses were recorded mainly as fees in the line “Other administrative and general expenses”.

Fully amortized intangible assets

The Bank has intangible assets that have reached their useful life and despite being fully amortized, they are still in use; these assets correspond to perpetual licenses and fees required to develop banking activities. During the period ended December 31, 2024 the cost of these assets was COP 34,822 being the most significant First Data SW MerchanT Portal for COP 14,104 and Credit Risk for COP 11,102 and as of December 31, 2023 the cost of these assets was COP 16,508, being the most significant First Data SW MerchanT Portal for COP 14,104.

Intangibles which did not meet the criteria to be recognized as assets

During the period ended December 31, 2024 and 2023, the Bank recognized in the statement of income COP 1,352 and COP 903 for intangible assets that did not meet the criteria of identifiability, control over the resource in question and existence of future economic benefits to be considered assets.

As of December 31, 2024 and 2023, the Bank's assessment indicates that there is no evidence of impairment of its intangibles. Therefore, it is not necessary to make a formal estimate of the recoverable amount for these assets.

NOTE 10. PREMISES AND EQUIPMENT, NET

As of December 31, 2024 and 2023, the premises and equipment, net consisted of the following:

Composition	December 31,2024	Decembre 31,2023
In millions of COP
Premises and equipment for own use	1,770,827	1,757,039
Premises and equipment in operating leases	3,095,756	3,689,017
Total premises and equipment, net	4,866,583	5,446,056

As of December 31, 2024

Premises and equipment for own use	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions (1)	Expenses depreciation	Expenses impairment (2)	Written off (3)	Movements (4)
In millions of COP
Land
Cost	311,778	-	-	-	-	1,437	313,215
Construction in progress
Costo	7,690	8,620	-	-	-	(2,724)	13,586
Impairment	-	-	-	-	-	-	-
Buildings
Cost	1,102,332	1,364	-	-	-	(4,809)	1,098,887
Accumulated depreciation	(158,997)	-	(20,918)	-	-	806	(179,109)
Furniture and fixtures
Cost	366,790	47,774	-	-	(8,074)	-	406,490
Accumulated depreciation	(200,437)	-	(25,125)	-	6,748	-	(218,814)
Impairment	-	-	-	(288)	288	-	-
Computer equipment
Cost	661,417	95,628	-	-	(61,743)	-	695,302
Accumulated depreciation	(379,474)	-	(80,184)	-	60,959	-	(398,699)
Impairment	-	-	-	(387)	387	-	-
Vehicles
Cost	16,717	4,065	-	-	(3,209)	-	17,573
Accumulated depreciation	(9,276)	-	(3,190)	-	3,127	-	(9,339)
Machinery
Cost	91,761	7,199	-	-	(2,235)	-	96,725
Accumulated depreciation	(68,263)	-	(2,819)	-	2,024	-	(69,058)
Impairment	-	-	-	(54)	54	-	-
Leasehold improvements
Cost	15,001	33,848	-	-	-	(44,781)	4,068
Accumulated depreciation	-	-	-	-	-	-	-
Total cost	2,573,486	198,498	-	-	(75,261)	(50,877)	2,645,846
Total accumulated depreciation	(816,447)	-	(132,236)	-	72,858	806	(875,019)
Total accumulated impairment, net	-	-	-	(729)	729	-	-
Total premises and equipment for own use, net	1,757,039	198,498	(132,236)	(729)	(1,674)	(50,071)	1,770,827

(1)Computer equipment, mainly: ATMs for COP 36,578, Laptops for COP 34,564, CPU for COP 6,632 and Security camera for COP 3,239.
Furniture and fixtures, mainly: Condensing unit for COP 9,543, Modular System for COP 5,658, Handling unit for COP 5,083, Power plant for COP 4,484, Chiller for COP 3,838 and Cashier station for COP 3,616.
Improvements in other people's properties, mainly Cosmocentro Headquarters Building for COP 4,668, Carrera Primera Branch for COP 2,315, Calle 76 Branch for COP 2,170.
(2)Impairments are related to the process applied for obsolescence, accidents and others, which results in the derecognition of the asset.
(3)Computer equipment, mainly due to obsolescence of ATMs and laptops.
(4)Mainly due to transfer to right-of-use assets due to termination of improvements and activation of contracts for COP 41,929, the most significant improvements being in branches and activation due to termination of improvements of other assets for COP 2,962.

Premises and equipment in operating leases	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions (1)	Expenses depreciation	Expenses impairment	Written off	Movements (2)
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(614)	-	(254)	-	-	-	(868)
Vehicles
Cost	4,227,271	668,679	-	-	(142,435)	(1,050,206)	3,703,309
Accumulated depreciation	(672,254)	-	(351,398)	-	27,517	246,994	(749,141)
Computer equipment
Cost	228,161	73,678	-	-	(15,015)	(21,594)	265,230
Accumulated depreciation	(95,638)	-	(63,251)	-	12,730	21,294	(124,865)
Total cost	4,457,523	742,357	-	-	(157,450)	(1,071,800)	3,970,630
Total accumulated depreciation	(768,506)	-	(414,903)	-	40,247	268,288	(874,874)
Total premises and equipment in operating leases, net	3,689,017	742,357	(414,903)	-	(117,203)	(803,512)	3,095,756

(1)Purchase of vehicles to include in operating lease contracts mainly with Renting Colombia S.A.S.
(2)Vehicles, corresponds mainly to transfers of assets that ended the lease contract and went to the inventory category for COP 793,352, net and transfers to the portfolio for relocation of assets to Financial Leasing for COP 7,435.

Total premises and equipment	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions	Expenses depreciation (1)	Expenses impairment	Written off	Movements
In millions of COP
Total premises and equipment - cost	7,031,009	940,855	-	-	(232,711)	(1,122,677)	6,616,476
Total premises and equipment - accumulated depreciation	(1,584,953)	-	(547,139)	-	113,105	269,094	(1,749,893)
Total premises and equipment -impairment	-	-	-	(729)	729	-	-
Total premises and equipment, net	5,446,056	940,855	(547,139)	(729)	(118,877)	(853,583)	4,866,583

(1)See Note 26.3. Amortization, depreciation and impairment.

As of December 31, 2023

Premises and equipment for own use	Balance as of January 1, 2023	Roll - forward					Balance as of December 31, 2023
		Additions (1)	Expenses depreciation	Expenses impairment (2)	Written off (3)	Movements (4)
In millions of COP
Land
Cost	308,934	3,266	-	-	(422)	-	311,778
Construction in progress
Costo	2,114	5,576	-	-	-	-	7,690
Impairment	-	-	-	-	-	-	-
Buildings
Cost	1,102,310	19,079	-	-	(19,203)	146	1,102,332
Accumulated depreciation	(137,652)	-	(21,293)	-	(10)	(42)	(158,997)
Furniture and fixtures
Cost	343,946	29,519	-	-	(6,931)	256	366,790
Accumulated depreciation	(178,187)	-	(27,414)	-	5,420	(256)	(200,437)
Impairment	-	-	-	(305)	305	-	-
Computer equipment
Cost	652,224	64,355	-	-	(59,262)	4,100	661,417
Accumulated depreciation	(353,259)	-	(79,479)	-	57,364	(4,100)	(379,474)
Impairment	-	-	-	(1,147)	1,147	-	-
Vehicles
Cost	14,161	5,545	-	-	(2,989)	-	16,717
Accumulated depreciation	(9,395)	-	(2,629)	-	2,748	-	(9,276)
Machinery
Cost	95,113	2,000	-	-	(5,096)	(256)	91,761
Accumulated depreciation	(70,174)	-	(3,060)	-	4,715	256	(68,263)
Impairment	-	-	-	(304)	304	-	-
Leasehold improvements
Cost	7,487	26,950	-	-	-	(19,436)	15,001
Accumulated depreciation	-	-	-	-	-	-	-
Total cost	2,526,289	156,290	-	-	(93,903)	(15,190)	2,573,486
Total accumulated depreciation	(748,667)	-	(133,875)	-	70,237	(4,142)	(816,447)
Total accumulated impairment, net	-	-	-	(1,756)	1,756	-	-
Total premises and equipment for own use, net	1,777,622	156,290	(133,875)	(1,756)	(21,910)	(19,332)	1,757,039

(1)Buildings, mainly: Mercurio Plaza Branch for COP 7,781, Armenia Centro branch for COP 3,806 and Montería branch for COP 2,030.
Furniture and fixtures, mainly: Condensing unit for COP 6,668, Handling unit for COP 3,624 and Modular System for COP 2,695.
Computer equipment, mainly: Laptops for COP 23,143, ATMs for COP 22,945 and kiosks for COP 3,669.
(2)Impairments are related to the process applied for obsolescence, accidents and others, which results in the derecognition of the asset.
(3)Buildings: Explained by the legalization of advances, mainly in branches.
Computer equipment, mainly due to obsolescence of ATMs.
(4)Right-of-use assets for completion of improvements and activation of contracts; The main transfers correspond to: Unicentro Medellin Branch for COP 1,784, Central Mayorista branch for COP 1,604 and Pitalito branch for COP 1,591.

Premises and equipment in operating leases	Balance as of January 1, 2023	Roll - forward					Balance as of December 31, 2023
		Additions (1)	Expenses depreciation	Expenses impairment	Written off	Movements (2)
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(360)	-	(254)	-	-	-	(614)
Vehicles
Cost	3,896,727	1,146,580	-	-	(67,686)	(748,350)	4,227,271
Accumulated depreciation	(478,042)	-	(350,362)	-	13,485	142,665	(672,254)
Computer equipment
Cost	150,969	66,833	-	-	(4,463)	14,822	228,161
Accumulated depreciation	(66,577)	-	(49,364)	-	3,855	16,448	(95,638)
Total cost	4,049,787	1,213,413	-	-	(72,149)	(733,528)	4,457,523
Total accumulated depreciation	(544,979)	-	(399,980)	-	17,340	159,113	(768,506)
Total premises and equipment in operating leases, net	3,504,808	1,213,413	(399,980)	-	(54,809)	(574,415)	3,689,017

(1)Purchase of vehicles to include in operating lease contracts mainly with Renting Colombia S.A.S.
(2)Vehicles, corresponds mainly to transfers of assets that ended the lease contract and were reclassified to the inventories.
Computer equipment corresponds to: Income as a result of transferring cost and depreciation from financial leasing for COP 36,866 and (2,618), reclassifications to inventories for COP (22,043) and 19,065.

Total premises and equipment	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions	Expenses depreciation (1)	Expenses impairment	Written off	Movements
In millions of COP
Total premises and equipment - cost	6,576,076	1,369,703	-	-	(166,052)	(748,718)	7,031,009
Total premises and equipment - accumulated depreciation	(1,293,646)	-	(533,855)	-	87,577	154,971	(1,584,953)
Total premises and equipment -impairment	-	-	-	(1,756)	1,756	-	-
Total premises and equipment, net	5,282,430	1,369,703	(533,855)	(1,756)	(76,719)	(593,747)	5,446,056

(1)See Note 26.3. Amortization, depreciation and impairment.

As of December 31, 2024, there are contractual commitments for the acquisition of equipment for COP 2,664, mainly for improvements in the Datacenter Niquia data processing center and purchases of assets related to branch projects. As of December 31, 2023, there are contractual commitments for the acquisition of properties and equipment for COP 4,025, mainly for the Collaborative Zone Project for the Cali administrative headquarters and the construction of a facility in the Cañaveral Shopping Center.

As of December 31, 2024 and 2023, the Bank has no property and equipment with restricted title, nor guarantees of debts and contractual commitments for the fulfillment of obligations.

As of December 31, 2024 and 2023, the Bank's assessment indicates that there is no evidence of impairment of the Cash Generating Unit. Therefore, it is not considered necessary to make a formal estimate of the recoverable amount for these assets.

As of December 31, 2024 and 2023, the value of the property and equipment that is fully depreciated and in use is COP 257,886 and COP 251,896, respectively, and corresponds mainly to computer equipment, fixtures and accessories and machinery.

NOTE 11. INVESTMENT PROPERTIES

The Bank recognizes lands and buildings as investment property which hold for rental or capital appreciation purposes, rather than for use or sale in the ordinary course of business.

The reconciliation between the beginning accounts of the statement of financial position and the period-end balances of the fair value of investment properties as of December 31, 2024 and 2023 is as follows.

	December 31, 2024	December 31, 2023
In millions of COP
Balance as of the beginning of the year	574,550	449,253
Acquisitions (1)	203,767	97,479
Gains on valuation (2)	68,536	27,818
Balance at end of period (3)	846,853	574,550

(1)Acquisition of buildings to be leased to customers.
(2)For the valuation of new acquisitions plus the update of the appraisal of the property stock. See Note 25.4. Other operating income, net. See Note 25.4 Other Operating Income, net.
(3)See Note 29. Fair value of assets and liabilities

Amounts recognized in the statement of income for the period

The following amounts were recognized in income and expense as of December 31, 2024 and 2023:

December 31, 2024		December 31, 2023
In millions of COP
Income from rentals (1)	58,700	40,371
Administration and other expenses	(7,442)	(5,338)

(1)Mainly due to income from the Amadeus building for COP 14,450, Quality Warehouses for COP 8,706, Constellation building for COP 7,881 and C75 building for COP 7,677.

Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.

The fair value of the Bank's investment properties for the years ended December 2024 and 2023 has been determined in accordance with the valuation performed by external appraisers. These companies are independent and have the capacity and experience in performing valuations in the sites and types of assets that were valued. Likewise, the appraisers are registered in the Open Register of Appraisers (RAA), as required by current regulations.

The fair value assessment is performed in accordance with IFRS 13. The appraisal reports prepared by external consultants contain a description of the valuation methodologies and assumptions used in their calculation. The fair value of investment properties is based on different approaches, such as rental capitalization, comparative market and replacement cost, which are used depending on the type of property and its category. The highest and best use is also taken into account, which, in the case of these assets, corresponds to their current use. There are no changes in the valuation technique during the reported period. For more information on measurement techniques and the inputs used by the valuation companies, see Note 29 Fair value of assets and liabilities.

As of December 31, 2024 and 2023, the Bank does not have investment properties held under financial leases.

NOTE 12. INCOME TAX

The Income tax is recognized in accordance with current tax regulations.

12.1. Components recognized in the separate Income statement

The following chart provides a detailed breakdown of the total income tax for the periods ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
In millions of Colombian pesos
Current tax
Fiscal term	(1,453,375)	(1,382,864)
Vigencia fiscal sucursal exterior	(1,069)	(1,520)
Prior fiscal terms (1)	145,622	45,403
Total current tax	(1,308,822)	(1,338,981)
Deferred tax
Fiscal term	(149,096)	(319,866)
Prior fiscal terms (1)	(67,083)	(23,966)
Total deferred tax	(216,179)	(343,832)
Total income tax	(1,525,001)	(1,682,813)

(1)Mainly due to the effects of sentence CE 26739 of January 25, 2024. As well as for invoices received after the end of the year and industry and commerce tax, paid before filing the income tax return.

12.2. Reconciliation of the effective tax rate

The detailed reconciliation between the total income tax expenses calculated at the current nominal tax rate and the recognized fiscal expense in the income statement for the first twelve months of 2023 and 2024.

Reconciliation of the tax rate	December 31, 2024	December 31, 2023
In millions of Colombian pesos
Accounting profit	7,103,221	7,662,543
Applicable tax with nominal rate	(2,841,289)	(3,065,017)
Non-deductible expenses to determine taxable profit (loss)	(170,961)	(144,351)
Accounting and non-tax expense (income) to determine taxable profit (loss) (1)	813,566	908,189
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(993,205)	(689,101)
Ordinary activities income exempt from taxation	1,155,204	1,011,561
Ordinary activities income not constituting income or occasional tax gain	52,862	61,553
Tax deductions	214,983	163,886
Tax depreciation surplus	208,945	211,839
Untaxed recoveries	(103,380)	(64,522)
Prior fiscal terms	78,539	21,437
Tax discounts	8,250	-
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income) (2)	51,485	(98,287)
Total income tax	(1,525,001)	(1,682,813)

(1)The variation is originated by the equity method
(2)The variation is generated by deferred tax.

12.3. Components recognized in the separate Other Comprehensive Income (OCI).

December 31, 2024
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Revaluation gain related to defined benefit liability	7,731	(3,043)	4,688
Net loss on financial instruments measured at fair value.	(35,842)	16,082	(19,760)
Net income (loss) from investments in subsidiaries accounted for using the equity method	3,434,684	-	3,434,684
Net loss on valuation of investments in associates and joint ventures.	(187)	-	(187)
Unrealized gain on cash flow hedge	216	(87)	129
Net loss on net investment hedge in foreign operations	(742,930)	307,656	(435,274)
Net	2,663,672	320,608	2,984,280

See Separate Statement of Comprehensive Income

December 31, 2023
In millions of Colombian pesos
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement loss related to defined benefit liability	(24,291)	9,061	(15,230)
Net gain on financial instruments measured at fair value.	68,819	(19,335)	49,484
Net income (loss) from investments in subsidiaries accounted for using the equity method	(5,431,964)	-	(5,431,964)
Net gain on valuation of investments in associates and joint ventures.	172	-	172
Unrealized gain on cash flow hedge	-	-	-
Gain on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Net	(3,438,431)	(783,029)	(4,221,460)
See Separate Statement of Comprehensive Income

12.4. Deferred tax

According to the financial projections, it is expected to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bancolombia Group's economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

	December 31, 2023	Effect on Income Statement	Effect on OCI	Realized tax	December 31, 2024
In millions of Colombian pesos
Asset Deferred Tax:
Employee Benefits	214,426	7,627	(3,043)	-	219,010
Deterioration assessment	253,299	(144,386)	-	-	108,913
Financial Obligations	-	184,392	-	-	184,392
Derivatives Valuation	230,192	(230,192)	-	-	-
Net investment coverage in operations abroad (1)	528,436	(94,400)	307,656	(378,908)	362,784
Properties received in payment	86,530	37,508	-	-	124,038
Other deductions	115,167	51,958	-	-	167,125
implementation adjustment	90,895	-	-	-	90,895
Total Asset Deferred Tax	1,518,945	(187,493)	304,613	(378,908)	1,257,157
Liability Deferred Tax:
Property and equipment	(34,142)	(44,000)	-	-	(78,142)
Lease restatement	(414,969)	(48,214)	-	-	(463,183)
Deterioration assessment	-	(80,407)	(87)	-	(80,494)
Valuation of equity instruments	(354,956)	(32,523)	16,082	-	(371,397)
Financial Obligations	(192,530)	192,530	-	-	-
Goodwill	(1,567,225)	-	-	-	(1,567,225)
Other deductions	(68,482)	(16,072)	-	-	(84,554)
Total Liability Deferred Tax	(2,632,304)	(28,686)	15,995	-	(2,644,995)
Net Deferred Tax	(1,113,359)	(216,179)	320,608	(378,908)	(1,387,838)

(1)Tax realized in ORI for the exchange difference in debt payment and liquidation of bonds that were associated as hedging instruments.

12.5. Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is:

In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2024	December 31, 2023
In millions of Colombian pesos
Temporary differences
Local Subsidiaries	(214,304)	(868,405)
Foreign Subsidiaries	(20,176,494)	(17,696,145)

12.6. Dividends

12.6
.1 Dividend Payment

Dividends to be distributed by the Bank will be subject to the application of section 48 and 49 of the Colombian Tax Code, and consequently, they will be subject to a withholding tax established by the norm. This is in accordance with the tax characteristics of each shareholder.

12.6.2 Dividends received from Colombian Subsidiary Companies

Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.

12.7. Tax contingent liabilities and assets

In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Bancolombia Group.

In Colombia, due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax administration's judgment may differ from that applied by Bancolombia at any time. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However.

based on the criteria established in the interpretation of IFRIC 23, Bancolombia did not recognize uncertain tax positions in its financial statements.

12.8. Transfer Pricing System

The Bank recognizes transactions between related parties by applying the arm's length principle. These transactions are documented and reported to the Colombian tax administration. For the current fiscal year, non-materials adjustments are expected in transfer pricing matters, which were included in the calculation of the income tax provision at the end of the year.

NOTE 13. ASSETS HELD FOR SALE AND INVENTORIES, NET

The detail of assets held for sale and inventories, net as of December 31, 2024 and 2023 is as follows:

Assets held for sale and inventories	December 31, 2024	December 31, 2023
In millions of COP
Inventories, net (1)	387,022	445,816
Assets held for sale, net (2)	5,724	13,512
Total assets held for sale and inventories, net	392,746	459,328
(1)See 13.1. Inventories, net.
(2)See 13.2. Assets held for sale, net.

For more information on marketable and non-marketable assets, see Note 14. Other assets, net.

13.1. Inventories, net

When goods delivered under operating or financial leases to third parties that do not exercise the purchase option or do not have a purchase option, they are recorded as inventories once the contract expires, considering that in the course of the ordinary activities carried out by the Bank, such goods are routinely sold.

The composition of the Bank's inventory, net, is as follows:

Inventories	December 31, 2024	December 31, 2023
In millions of COP
Lands and buildings (1)	301,400	275,808
Vehicles (2)	322,394	379,928
Computer equipment	15,412	15,824
Machinery and equipment	9,629	7,906
Other assets	601	625
Subtotal, inventories	649,436	680,091
Impairment	(262,414)	(234,275)
Total inventories, net	387,022	445,816

(1)The increase is mainly due to higher real estate income and lower sales in the year.
(2)The decrease corresponds to higher sales in the year, mainly associated with the Renting contracts.

There are no inventories pledged as collateral for liabilities as of December 31, 2024 and 2023.

The impairment recognized in the income statement as of December 31, 2024 and 2023 was COP 113,896 and COP 90,315, respectively. See Note 26.3. Amortization, depreciation and impairment, subscript (2).

13.2. Assets held for sale, net

The Bank's assets held for sale, net, composition is as follows:

Assets held for sale	December 31, 2024	December 31, 2023
In millions of COP
Movable property (1)	5,660	9,299
Real estate for residential purposes (2)	2,887	6,191
Real estate different from residential properties (2)	182	5,947
Total assets held for sale	8,729	21,437
Impairment	(3,005)	(7,925)
Total assets held for sale, net	5,724	13,512

(1)The decrease corresponds mainly to higher sales made in 2024.
(2)The decrease corresponds mainly to reclassification to the category Other marketable assets for not carrying out the sale within one year, in accordance with SFC regulations.
The assets recognized by the Bank as held for sale correspond to real estate different from residential properties, real estate for residential purposes and personal property such as machinery, equipment, automobiles, technology, among others.

The assets held for sale held by the Bank have a strategy plan according to the type of asset in order to dynamize and maximize the commercialization that in turn allows the improvement of sales in optimal times for the organization.

The deterioration recognized in the income statement as of December 31, 2024 and 2023 amounted to COP 5,442 and COP 10,987, respectively. See Note 26.3. Amortization, depreciation and deterioration, subscript (2).

Assets held for sale and inventory costs incurred are recognized as an expense during the year, for COP 39,979, for administration, maintenance, utilities, real estate, fees, etc

NOTE 14. OTHER ASSETS, NET

As of December 31, 2024 and 2023 the Bank’s other assets, net consist of:

	December 31, 2024	December 31, 2023
In millions of COP
Balance in favorable income tax	1,714,585	1,184,129
Other accounts receivable (1)	881,606	776,813
Receivables related to abandoned accounts (2)	453,956	403,432
Assets pledged as collateral (cash) (3)	441,849	1,010,562
Prepaid expenses (5)	186,018	161,018
Accounts receivable from contracts with customers (4)	170,397	169,182
Marketable and non-marketable assets, net (6)	86,818	88,976
Operating leasing fee, net	49,408	66,614
Payments on customers account	32,875	31,861
Receivable Sales of goods and service	8,247	13,906
Other	177,051	304,818
Subtotal other assets	4,202,810	4,211,311
Deterioration of accounts receivable	(82,450)	(47,113)
Deterioration of assets from customer contracts	(24,017)	(23,681)
Deterioration of other assets	(12,298)	(6,679)
Subtotal other assets deterioration	(118,765)	(77,473)
Total other assets, net	4,084,045	4,133,838

(1)Other accounts receivable are mainly associated with import factoring, correspondent banking items, accounts receivable from derivatives, debt securities and treasury operations, among others.
(2)Corresponds to the application of Law 1777 of February 1, 2016, where it is established that entities that maintain balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(3)The variation is generated by the valuation of current operations with international counterparties. See Note 3. Cash and Cash equivalents.
(4)Corresponds to accounts receivable from commissions, see Note 25.3.1. Income from fees and commissions, in the detail of accounts receivable and liabilities from contracts with customers.
(5)The following is a detail of prepaid expenses:

	December 31, 2024	December 31, 2023
In millions of COP
License renewal (*)	149,273	129,663
Insurance	22,500	21,819
Contract advances	3,562	4,089
Other	10,683	5,447
Total	186,018	161,018

(6)The following is a detail of marketable and non-marketable assets, net, for assent type.

	December 31, 2024	December 31, 2023
In millions of COP
Assent Type
Real estate different from residential properties	402,066	471,141
Real estate for residential purposes	56,143	45,291
Trust	33,829	33,878
Machinery, fixtures and fittings and others	26,268	32,474
Vehicles	6,941	3,657
Shares	373	373
Total	525,620	586,814
Deterioration	(438,802)	(497,838)
Total marketable and non-marketable, net	86,818	88,976

The deterioration recognized in the income statement as of December 31, 2024 and 2023 was COP 68,750 and COP 67,098, respectively. See Note 26.3. Amortization, depreciation and impairment, subscript (2).

NOTE 15. DEPOSITS BY CUSTOMERS

The detail of the deposits as of December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Saving accounts	94,644,219	83,841,543
Time deposits (1) (2)	63,637,941	61,106,144
Checking accounts	21,124,420	20,270,659
Other deposits	6,394,493	5,013,054
Total (3)	185,801,073	170,231,400

(1)Increase generated mainly in deposits with terms of less than 6 months.
(2)Includes the effect of the adjustment to the hedged item for fair value hedge accounting, which amounts to COP 963 as of December 31, 2024. For more information, see Note 4.3. Hedge accounting.
(3)As of December 31, 2024 and 2023, includes deposits of Nequi for COP 4,449,420 and COP 2,924,906, respectively

The following table details the time deposits issued by the Bank:

Time deposits	Effective interest rate (1)		December 31, 2024
Modality	Minimum	Maximum	Carrying Value
Less than 6 months	0.10%	10.60%	24,962,895
Between 6 months and 12 months	4.60%	12.00%	9,423,320
Between 12 months and 18 months	5.00%	14.35%	7,310,170
Greater than 18 months	3.30%	17.65%	21,941,556
Total			63,637,941

Time deposits	Effective interest rate (1)		December 31, 2023
Modality	Minimum	Maximum	Carrying Value
Less than 6 months	0.10%	15.52%	14,755,244
Between 6 months and 12 months	5.15%	16.89%	9,022,876
Between 12 months and 18 months	5.30%	20.56%	12,595,855
Greater than 18 months	1.85%	20.86%	24,732,169
Total			61,106,144

(1)    The intervention rate issued by Banco de la República went from 13.00% at the beginning of the year 2023 to 9.50% on December 31, 2024, which has an impact on the rates of CDT deposit operations.

The detail of the maturity of Term Deposits issued by the Bank as of December 31, 2024 and 2023, is as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Less than 1 year	47,346,967	41,575,609
Between 1 and 3 years	5,400,904	7,404,119
Between 3 and 5 years	1,085,237	1,533,206
Greater than 5 years	9,804,833	10,593,210
Total	63,637,941	61,106,144

NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS

The following table sets forth information regarding the money market operations recognized as liabilities in Statement of Financial Position:

	December 31, 2024	December 31, 2023
Repurchase agreements and other similar secured borrowing
Temporary transfer of securities (1)	481,111	-
Short selling operations	147,372	263,751
Total Repurchase agreements (2)	628,483	263,751
Total interbank deposits and repurchase agreements	628,483	263,751

(1)    The variation is mainly generated by repos in simultaneous operations with the Central Counterparty Risk Clearing House.
(2)Total repo liabilities have maturities of less than 30 days.

Offsetting of Repurchase and Resale Agreements

For the Bank substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.

The Bank does not offset repurchase and resale transactions with the same counterparty in the statement of financial position.

The table below presents repurchases and resale transactions included in the statement of financial position as of December 31, 2024 and 2023:

December 31, 2024
In millions of COP
	Assets / liabilities gross	Financial instruments as collaterals	Assets / liabilities net
Securities purchased under resale agreements (1)	5,613,041	(5,613,041)	-
Securities sold under repurchase agreements	(628,483)	628,483	-
Total repurchase and resale agreements	4,984,558	(4,984,558)	-

December 31, 2023
In millions of COP
	Assets / liabilities gross	Financial instruments as collaterals	Assets / liabilities net
Securities purchased under resale agreements (1)	7,792,496	(7,792,496)	-
Securities sold under repurchase agreements	(263,751)	263,751	-
Total repurchase and resale agreements	7,528,745	(7,528,745)	-

(1)See Note 3. Cash and cash equivalents.

NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

As of December 31, 2024 and 2023, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

	December 31, 2024	December 31, 2023
In millions of COP
Obligations granted by foreign banks (1)	6,555,063	6,555,231
Obligations granted by domestic banks (2)	4,002,801	5,445,038
Total	10,557,864	12,000,269

(1)In 2024, prepayments are made with foreign banks with Barclays Bank PLC for USD 50,000 and Bank of America for USD 150,000. See Note 4.3. Hedge accounting - Hedges of net investment in a foreign operation.
(2)Decrease generated by prepayments of rediscount obligations mainly with Banco de Comercio Exterior de Colombia (BANCOLDEX), due to liquidity strategy.
Obligations granted by foreign banks

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financing with Correspondent Banks	5.45%	7.45%	6,555,063
Total			6,555,063

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financing with Correspondent Banks (1)	1.21%	8.87%	6,555,231
Total			6,555,231

(1)USD 200,000 of the obligations with correspondent banks were designated as hedge of net investment abroad. See Note 4.3. Hedge accounting.

The contractual maturities of financial obligations with foreign entities are as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Short term (less than 1 year)	3,150,200	1,742,300
Long term (more than 1 year)	3,404,863	4,812,931
Total	6,555,063	6,555,231

Obligations granted by domestic Banks

Financial entity	Rate Minimum (1)	Rate Maximum (1)	December 31, 2024
In millions of COP
Financiera de desarrollo territorial (Findeter)	4.15%	17.21%	2,239,644
Fondo para el financiamiento del sector agropecuario (Finagro)	5.09%	13.59%	1,363,891
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	17.50%	399,266
Total			4,002,801

Financial entity	Rate Minimum (1)	Rate Maximum (1)	December 31, 2023
In millions of COP
Financiera de desarrollo territorial (Findeter)	8.15%	20.85%	2,530,570
Fondo para el financiamiento del sector agropecuario (Finagro)	8.37%	15.88%	1,509,595
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	21.46%	1,404,873
Total			5,445,038

(1)The intervention rate issued by Banco de la República went from 13.00% at the beginning of the year 2023 to 9.50% on December 31, 2024, which has an impact on the rates of operations in financial obligations.
The contractual maturities of financial obligations with domestic entities are as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Short term (less than 1 year)	125,568	213,557
Long term (more than 1 year)	3,877,233	5,231,481
Total	4,002,801	5,445,038

As of December 31, 2024 and 2023, there were covenants associated with the financial obligations described above, mainly related to capital ratios, past due loan portfolio and provisions. None of these obligations were past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE

The Bank, duly authorized by the SFC, has issued bonds as shown in the following table:

December 31, 2024
	Amount Issued		Carrying balance	E.A. Rate Range
Securities issued in foreign currency (1)	USD	1,269,707	5,556,796	5.2% -8.82%
Securities issued in local currency	COP	2,253,761	2,244,212	7.8% -12.49%
Total			7,801,008

December 31, 2023
	Amount Issued		Carrying balance	E.A. Rate Range
Securities issued in foreign currency (1)	USD	1,832,534	6,861,097	3.02% -7.03%
Securities issued in local currency	COP	4,029,882	4,097,726	12.87% -21.06%
Total			10,958,823

(1)During the year 2024, USD 1,320,327 in bonds were redeemed early. For debt securities issued in foreign currency, USD 884,544 were designated as hedges of net investment abroad as of December 31, 2024, and USD 1,392,034 as of December 31, 2023, See Note 4.3. Hedge accounting.

Issuance of Subordinated Bonds in foreign currency

On June 24, 2024, the Bank issued subordinated bonds for USD 800,000, maturing in 2034, which have an early redemption option that may be exercised after five years from the date of issue and a nominal coupon of 8.625% payable semiannually on December 24 and June 24 of each year, beginning on December 24 of this year.

Repurchase of foreign currency bonds maturing in 2025, 2027 and 2029.

On June 24, 2024, the Bank carried out a debt management operation offering to the market a repurchase of the ordinary bonds maturing 2025 and subordinated bonds maturing 2027 for USD 267,421 and USD 283,632 respectively.

On July 2, 2024, the second repurchase cut-off date of the debt management operation that began in June was met, for USD 2,013 of the ordinary bonds maturing in 2025 and USD 4,661 of the subordinated bonds maturing in 2027.

On November 12, 2024, the ordinary bonds maturing in 2025 were fully redeemed for USD 212,600.

On December 18, 2024, the Bank exercised the call option on the subordinated bonds maturing 2029, which were fully redeemed for USD 550,000.

Of the total nominal amount repurchased of the above transactions USD 1,320,327, USD 1,036,695 were part of the hedging relationship of net investment abroad, which was discontinued in the same proportion. See Note 4.3 Hedge Accounting.

The following is the detail of debt securities issued in foreign currency, as of December 31, 2024 and 2023:

December 31, 2024
Issuance date	Maturity date	Currency	Payment method (*)	Amount issued (in thousands of USD)	Carrying balance (in millions of COP)	EIR (1)
October 18, 2017	October 18, 2027	USD	SD	461,707	2,010,380	7.03%
January 19, 2024 (1)	January 22, 2025	USD	M	3,000	13,945	5.70%
January 29, 2024 (1)	February 25, 2025	USD	M	3,000	13,900	5.50%
June 24, 2024	December 24, 2034	USD	SD	800,000	3,509,728	8.82%
December 13, 2024 (1)	December 19, 2025	USD	M	2,000	8,843	5.20%
Total				1,269,707	5,556,796

December 31, 2023
Issuance date	Maturity date	Currency	Payment method (*)	Amount issued (in thousands of USD)	Carrying balance (in millions of COP)	EIR (1)
October 18, 2017	October 18, 2027	USD	SD	750,000	2,810,736	7.03%
December 18, 2019	December 18, 2029	USD	SD	550,000	2,011,536	4.68%
January 29, 2020	January 29, 2025	USD	SD	482,034	1,835,514	3.02%
January 13, 2023 (1)	January 26, 2024	USD	M	4,000	16,176	6.00%
January 26, 2020 (1)	July 26, 2024	USD	M	25,000	100,944	6.05%
January 26, 2023 (1)	January 26, 2024	USD	M	4,000	16,144	6.00%
March 9, 2023 (1)	March 8, 2024	USD	M	3,000	12,025	6.00%
March 14, 2023 (1)	March 14, 2024	USD	M	11,500	46,059	6.00%
March 29, 2023 (1)	April 2, 2024	USD	M	3,000	11,963	5.70%
Total				1,832,534	6,861,097

* SD: Semester due. M: At maturity

(1)Bonds issued by the Panama branch office.

The following is the detail of debt securities issued in local currency, as of December 31, 2024 and 2023:

December 31, 2024
Issuance date	Maturity date	Currency	Payment method (*)	Amount issued (in thousands of USD)	Carrying balance (in millions of COP)	E.A rate (1)
July 27, 2011	July 27, 2026	COP	QD	248,030	252,640	10.68%
November 2, 2011	November 2, 2026	COP	QD	224,050	227,844	10.70%
September 24, 2014	September 24, 2034	COP	QD	254,500	254,986	10.24%
September 24, 2014	September 24, 2029	COP	QD	360,000	360,713	10.09%
March 18, 2015	March 18, 2025	COP	QD	91,884	72,117	9.41%
September 16, 2021	September 16, 2033	COP	QD	251,500	252,300	9.08%
September 16, 2021	September 16, 2026	COP	QD	183,797	184,358	7.80%
October 25 de 2022	October 25, 2027	COP	MD	640,000	639,254	12.49%
Total				2,253,761	2,244,212

December 31, 2023
Issuance date	Maturity date	Currency	Payment method (*)	Amount issued (in thousands of USD)	Carrying balance (in millions of COP)	E.A rate (1)
March 4, 2009	March 4, 2024	COP	YD	209,000	245,539	21.06%
July 27, 2011	July 27, 2026	COP	QD	248,030	254,852	16.10%
November 2, 2011	November 2, 2023	COP	QD	224,050	229,659	16.12%
April 18, 2012	April 18, 2024	COP	QD	192,916	198,906	15.98%
July 23, 2014	July 23, 2024	COP	QD	178,750	183,844	15.71%
September 24, 2014	September 24, 2034	COP	QD	254,500	255,152	15.43%
September 24, 2014	September 24, 2029	COP	QD	360,000	360,945	15.27%
September 24, 2014	September 24, 2024	COP	QD	373,752	374,749	14.88%
March 18, 2015	March 18, 2025	COP	QD	91,884	92,333	14.56%
July 19, 2019	July 19, 2024	COP	MD	657,000	659,796	14.72%
September 16, 2021	September 16, 2033	COP	QD	251,500	252,719	14.21%
September 16, 2021	September 16, 2026	COP	QD	183,797	184,646	12.87%
September 16, 2021	September 16, 2024	COP	MD	164,703	165,589	14.39%
October 25, 2022	October 25 de 2027	COP	MD	640,000	638,997	16.01%
Total				4,029,882	4,097,726

* MD: Month due. QD: Quarterly due. SD: Semester Due. YD: Year due. M: At maturity
(1)Each of these issuances has different nominal rates; therefore, the effective rates presented herein correspond to the calculation made with each of the rates for each outstanding issuance. The form of payment varies according to the conditions established in each issuance; there are no real guarantees granted to third parties.

The following table shows the detail of the bonds classified by currency, term and type of issue:

As of December 31, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Ordinary bonds	-	-	-	1,628,513	1,628,513
Subordinated bonds (1)	-	-	-	615,699	615,699
Foreign currency
Ordinary bonds	-	36,688	-	-	36,688
Subordinated bonds (1)	-	-	-	5,520,108	5,520,108
Total		36,688		7,764,320	7,801,008

As of December 31, 2023

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Ordinary bonds	-	-	165,589	2,695,751	2,861,340
Subordinated bonds (1)	-	-	-	1,236,385	1,236,385
Foreign currency
Ordinary bonds	28,169	175,142	-	1,835,514	2,038,825
Subordinated bonds (1)	-	-	-	4,822,273	4,822,273
Total	28,169	175,142	165,589	10,589,923	10,958,823

(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the Bank, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

For more information related to the fair value disclosures of debt securities issued, see Note 29. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

	December 31, 2024	December 31, 2023
In millions of COP
Short term (less than 1 year)	108,805	2,031,732
Long term (more than 1 year)	7,692,203	8,927,091
Total	7,801,008	10,958,823

NOTE 19. PREFERRED SHARES

The Bank recognizes as a financial liability the obligation to pay in cash a preferred dividend to the holders of its preferred shares.

Details of the preferred stock liability as of December 31, 2024 and 2023 are described below:

	December 31, 2024	December 31, 2023
In millions of COP
Initial balance - minimum dividend on preferred shares	584,204	584,204
Interest expense on preferred shares	57,701	57,701
Payment of dividends declared during the period	(57,701)	(57,701)
Total	584,204	584,204

See detail in Note 23. Share Capital.

NOTE 20. EMPLOYEE BENEFIT PLANS

The following is a summary of the post-employment and long-term employee benefit plans as of December 31, 2024 and December 31, 2023:

Concept	December 31, 2024	December 31, 2023
In millions of COP
Post-employment benefits (1) (2)
Defined benefit pension plan and other benefits	103,247	101,778
Pension bonus	105,809	100,158
Severance obligation under the previous regime	9,351	14,360
Total post-employment	218,407	216,296
Long-term benefits (1) (3)
Seniority bonus	492,660	468,143
Total long-term benefits	492,660	468,143
Total	711,067	684,439

(1)See 20.1. Movement as of December 31, 2024 and December 31, 2023 in present value of benefit plan obligations.
(2)Ver 20.2. Post-employment benefit.
(3)Ver 20.3. Long-term benefits.

These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

20.1. Present value of defined benefit plan obligations in the statement of financial position

The annual changes in the present value of the defined benefit plan obligations in the statement of financial position are as follows:

	Defined benefit pension plan and other benefits	Pension bonus	Severance obligation under the previous regime	Seniority bonus
In millions of COP
Initial balance as of January 1, 2023	95,081	72,365	15,446	373,621
Cost per current service	-	6,146	357	41,786
Interest cost	11,408	10,077	1,566	47,693
Actuarial loss, net income	-	-	-	51,752
Actuarial loss, other comprehensive income	7,525	13,181	3,585	-
Benefits payments	(12,236)	(1,611)	(6,594)	(46,709)
Final Balance as of December 31, 2023	101,778	100,158	14,360	468,143
Cost per current service	-	7,118	267	49,958
Interest cost	10,459	10,655	1,116	48,831
Others	2,150	-	-	-
Actuarial gain, net income	-	-	-	(19,795)
Actuarial gain, other comprehensive income	1,863	(8,571)	(1,023)	-
Benefits payments	(13,003)	(3,551)	(5,369)	(54,477)
Final Balance as of December 31, 2024	103,247	105,809	9,351	492,660

20.2. Post-employment benefit

Defined benefit pension plan and other benefits

In accordance with Colombian law, employee pension obligations have been managed as a defined contribution plan since 1990. The Bank's legal obligation for retirement benefits at December 31, 2024 and 2023 corresponds to retired employees who rendered their services to the Bank prior to the entry into force of the current regulations. Under this open-ended plan, benefits are based on length of service and level of remuneration. As of December 31, 2024 and 2023, 478 and 498 participants, respectively, were covered by this plan.

For purposes of the projected valuation of the pension plan obligation, in the absence of a large market for high quality corporate debt, the Colombian government sovereign bond curve, rated as sovereign by one of the three major risk rating agencies, with a maturity similar to the remaining life of the projected benefit obligation, is used. The net pension cost is recorded in the Income Statement as "salaries and employee benefits".

Pension bonus

Under Colombian labor law, employees and employers have the right to negotiate private agreements. The Bank's employees participate in defined benefit plans under which they may receive a payment upon retirement.

Severance obligation under the previous regime

In accordance with Colombian labor regulations, employees hired before 1990 are entitled to receive a severance benefit equivalent to one month's salary for each year of service. This benefit accrues and is paid to employees at the time of termination or retirement from the Bank, calculated on the basis of the employee's last base salary; however, employees may request advances of this benefit at any time. In 1990, the Colombian government revised labor regulations for new employees to allow companies, subject to employee approval, to transfer this severance obligation annually to private pension and census funds independent of the employer. As of December 31, 2024 and 2023, 82 and 114 participants, respectively, were covered by this plan.

20.3. Long-term benefit

Seniority bonuses

In addition to the legal benefits and post-employment benefits mentioned above, the Bank provides its employees with additional benefits based on their length of service.

20.4. Assumptions

The Bank main actuarial assumptions

The assumptions used to determine the cost for the defined benefit pension plan, pension premium bonus, executive pension bonus, severance payments under the previous regime and seniority premium are as follows:

Defined benefit pension plan and other benefits

Main actuarial assumptions	December 31, 2024	December 31, 2023
Nominal discount rate	11.00%	11.75%
Rate of salary increase	5.40%	6.35%
Annual inflation rate	5.40%	6.35%

Pension bonus:

Main actuarial assumptions	December 31, 2024	December 31, 2023
Nominal discount rate	11.00%	11.75%
Rate of salary increase	7.90%	8.85%
Annual inflation rate	5.40%	6.35%

Severance obligation under the previous regime:

Main actuarial assumptions	December 31, 2024	December 31, 2023
Nominal discount rate	9.50%	11.25%
Rate of salary increase	7.90%	8.85%
Annual inflation rate	5.40%	6.35%

Seniority bonuses:

Main actuarial assumptions	December 31, 2024	December 31, 2023
Nominal discount rate	11.00%	11.75%
Rate of salary increase	7.90%	8.85%
Annual inflation rate	5.40%	6.35%

In 2024, the mortality assumption used in the preparation of the valuation of the liability is table RV-08 ("Valid Annuitants"). The discount rate used to bring to present value the obligation of the defined benefit plans to reflect the duration of the labor liability as of December 2024 corresponds to the curve of the sovereign of Colombia. The inflation rate assumption is based on the long-term projection of the Central Bank of Colombia.

Interest rate risks	A decrease in the rate of return on government bonds implies a decrease in the discount rate which in turn will increase the obligation of the plans. The same applies in reverse when the rate of return increases.
Longevity risk	The present value of the defined benefit plan liability is calculated using the mortality tables recommended by the national government. An increase in the life expectancy of the participants will also increase the liability.
Salary risk	The present value of the benefit plans' obligation includes the Bank's long-term salary increase expectation. As such, an increase in participants' salaries beyond what is forecasted will increase the obligation of the plans.

20.5. Estimated payment of future benefits

The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Year	Defined benefit pension plan and other benefits	Pension bonus	Severance obligation under the previous regime	Seniority bonuses
In millions of COP
2025	13,691	6,245	2,707	53,896
2026	13,761	4,415	1,944	66,444
2027	13,714	5,072	1,200	58,721
2028	13,679	5,389	724	68,835
2029	13,423	6,952	815	63,699
2030 a 2034	60,529	48,640	3,796	323,987

20.6. Sensitivity analysis

The defined benefit obligation (DBO) was calculated using the projected unit credit method. The obligations and expenses will change in the future as a result of future changes in actuarial methods and assumptions, participant information, plan provisions and regulation, or as a result of future gains and losses.

Defined benefit pension plan and other benefits		(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(2,916)
Discount rate	10.50%	0.50% decrease	3,089
Pension increase rate	5.90%	0.50% increase	3,456
Pension increase rate	4.90%	0.50% decrease	(3,285)
Mortality table Pension plan		One year increase in life expectancy.	4,245
Mortality table other benefits		Reducing the life expectancy of plan participants by one year.	36

Pension bonus		(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(5,426)
Discount rate	10.50%	0.50% decrease	5,898
Rate of Salary Increase	8.40%	0.50% increase	6,075
Rate of Salary Increase	7.40%	0.50% decrease	(5,628)

Severance obligation under the previous regime		(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	10.00%	0.50% increase	(114)
Discount rate	9.00%	0.50% decrease	117
Rate of Salary Increase	8.40%	0.50% increase	286
Rate of Salary Increase	7.40%	0.50% decrease	(280)

Seniority bonus		(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(14,357)
Discount rate	10.50%	0.50% decrease	15,240
Rate of Salary Increase	8.40%	0.50% increase	15,593
Rate of Salary Increase	7.40%	0.50% decrease	(14,809)

20.7. Disclosures under Decree 2131 of December 2016

As of December 22, 2016 the Ministry of Commerce, Industry and Tourism, issued Decree 2131, whereby:
Requires financial information preparers to disclose in the notes to their financial statements, the calculation of pension liabilities under their charge in accordance with the parameters established in Decree 1625 of 2016; reporting the variables used and the differences with the calculation made under IAS 19.

The following table shows the differences in the calculation of the defined benefit pension plan, between IAS 19 and Decree 1625 of December 2016, for the year 2024:

Liabilities calculation	IAS 19 (1)	Decree 1625 of December 2016
In millions of COP
Defined benefit pension plan	101,097	101,058

(1)Value taken for the update of the pension liability.

Assumptions	IAS 19 (1)	Decree 1625 of December 2016
Discount rate	11.00%	15.23%
Pension increase rate	5.40%	9.95%
Annual inflation rate	5.40%	9.95%

20.8. Defined contribution plans

The expense of the defined contribution plans for severance, current plan and pension are as follows:

Plan	December 31, 2024	December 31, 2023
In millions of COP
Pension	257,760	227,315
Severance obligations current regime	92,729	82,963

20.9. Short-term benefits

The detail of short-term benefit plans recognized in the Bank's statement of financial position is as follows. See Note 21. Other liabilities:

	December 31, 2024	December 31, 2023
In millions of COP
Bonuses and benefit plans (1)	461,139	520,342
Salaries and labor obligations (2)	335,761	315,038
Other benefits and short-term bonuses	796,900	835,380

(1)The increase corresponds mainly to bonuses for the Bank's employees, in accordance with the variable compensation model of the Bancolombia Group.
(2)Includes legal and extra-legal vacations.
NOTE 21. OTHER LIABILITIES

Other liabilities consist of the following:

	December 31, 2024	December 31, 2023
In millions of COP
Payables (1)	2,849,007	4,126,706
Suppliers	1,669,077	1,437,329
Dividends (2)	865,387	863,629
Deferred income	552,620	532,668
Withholdings and labor contributions	479,416	452,164
Bonuses and short-term benefits (3)	461,139	520,342
Collection services	453,541	764,080
Deposits delivered as security (4)	371,426	787,640
Salaries and other labor obligations (3)	335,761	315,038
Surplus to be applied	324,830	414,509
Advances in leasing operations	173,168	186,547
Provisions (5)	117,616	130,081
Credits for factoring operations	59,478	26,056
Liabilities from contracts with customers (6)	47,863	41,730
Others	21,831	20,563
Total	8,782,160	10,619,082

(1)The decrease corresponds to lower items with payment systems networks, mainly for Payments by Electronic Systems (PSE).
(2)Corresponds to the last installment pending payment January 2, 2025. See Statement of changes in equity, distribution of dividends.
(3)For more information related to other employee benefits, see Note 20.9 Short-term benefits.

(4)The variation is mainly generated by fluctuations in the valuation of open positions and trading volumes of transactions requiring collateral.
(5)See Note 22.1. Provisions and contingent liabilities.
(6)See Note 25.3.1. Income from commissions and other services, in the detail of accounts receivable and contract liabilities.

NOTE 22. PROVISIONS AND CONTINGENT LIABILITIES

22.1. Provisions

The following tables show the detail of the provisions:

As of December 31, 2024

	Judicial Proceedings (1)	Administrative Proceedings (2)	Financial guarantees and letters of credit (3)	Loan commitments (4)	Total provisions
In millions of COP
Balance as of January 1, 2024	29,231	92,380	1,831	6,639	130,081
Additional provisions recognized during the period	26,892	1,038	2,176	2,635	32,741
Provisions used during the period	(24,664)	(9,976)	-	-	(34,640)
Provisions reversed during the period	(6,770)	-	(1)	(5,402)	(12,173)
Effect of discounted cash flows	1,581	26	-	-	1,607
Final Balance as of December 31, 2024	26,270	83,468	4,006	3,872	117,616

(1)The balance includes: Provisions recognized during 2024 mainly with Tuvacol S.A.; payments executed in 2024 mainly in the processes of the Municipality of Purification Tolima and Fiscal Responsibility of the Departmental Comptroller of Cundinamarca.
(2)As of December 31, 2024 and 2023 the balance mainly includes environmental remediation of the Santa Elena property, see Note 22.2. Contingent Liabilities, Current judicial processes; and administrative litigation process on discussion due to difference in criteria in income tax according to the applicable tax law for COP 15,655.
(3)The balance corresponds mainly to financial guarantees as of December 31, 2024, its increase is due to new operations and as of December 31, 2023, its decrease is due to cancellation of operations.
(4)As of December 31, 2024 and 2023 the reversed provisions are due to the decrease in credit commitments.

As of December 31, 2023

	Judicial proceedings	Administrative Proceedings	Financial guarantees and letters of credit	Loan commitments	Total provisions
In millions of COP
Balance as of January 1, 2023	15,524	84,997	15,797	13,663	129,981
Additional provisions recognized during the period	24,644	11,535	-	1,722	37,901
Provisions used during the period	(4,613)	(3,865)	-	-	(8,478)
Provisions reversed during the period	(5,706)	(287)	(13,966)	(8,746)	(28,705)
Effect of discounted cash flows	(618)	-	-	-	(618)
Final Balance as of December 31, 2023	29,231	92,380	1,831	6,639	130,081

Judicial proceedings

Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2024 and 2023 which amount to COP 26,270 and COP 29,231 respectively. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 22.2 Contingent liabilities.

Financial guarantees, letters of credit and credit commitments

In order to meet customers' needs, the Bank issues credit commitments, letters of credit and bank guarantees.

•Financial guarantees

The Bank grants bank guarantees on behalf of customers. A bank guarantee represents an irrevocable commitment that the Bank will cover monetarily up to the maximum guaranteed amount, the nonperformance of the customer's contractual obligations to third parties for a specified period of time. These guarantees are issued mainly to back commitments established between parties in the energy sector, hydrocarbon sector, private sector and public works contracts. The provisions amount to COP 4,006 and COP 1,831 as of December 31, 2024 and 2023, respectively.

The events or circumstances that will require the Bank to meet the backed obligations are:

Guarantees for the energy sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

-Lack of energy supply due to low availability from the generating company (the guaranteed entity)
-Non-compliance with the contract signed by the guaranteed entity
-Non-compliance with the payment for energy supply
-Non-compliance with the construction and operating of power plants
-Non-compliance with the construction and operating of transmission lines

Guarantees for the hydrocarbons sector

The Bank is responsible before the guarantee’s beneficiary in the following situations:

-Non-compliance with the contractual obligations in the Minimum Exploration Program.
-Non-compliance with the contractual obligations in the Additional Exploratory Program.
-Non-compliance with the contractual obligations in the Post Exploratory Program.
-Non-compliance with the Technical Evaluation obligations.

Guarantees for public procurement

The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.

Private guarantees

These are those issued by the Bank for its customers on a private contract for goods and services in favor of a third party. The Bank must pay the third party what is established in the contract in the event of any breach of the agreement or in the event of the customer's economic insolvency.

•Letters of credit

It is a payment method used for the fulfillment of commercial obligations, exports and imports. It becomes a payment commitment, assumed by a bank (issuer or issuer), in favor of a third party (beneficiary), acting at the request and with instructions from a client (originator) using the services of a correspondent abroad (advisor/confirming). The provision as of December 31, 2024 and 2023 is worth less than COP 1.

Import letter of credit

They are issued by the Bank where it undertakes to pay in favor of a third party (exporter) acting under instructions from the client (importer) an international trade operation.

Provided that the required documents constitute a compliant presentation, the issuing bank is irrevocably bound to honor the obligation from the moment it issues the letter of credit.

Export Letter of Credit

It is issued by a bank abroad at the request of an importing client in favor of an exporting client in Colombia; in this case when Bancolombia acts as confirming bank, provided that the required documents constitute a compliant presentation it is irrevocably bound to honor the payment obligation from the moment the confirmation is added to the letter of credit.

•Loan commitments

Loan commitments are irrevocable business entered into with customers, where conditions are agreed from the time of signing the credit agreement until the maximum term of availability, such conditions must be respected and maintained for disbursements made during the entire term.

Both loan commitments and financial guarantee contracts are initially recognized as a liability at fair value, adjusted for transaction costs directly attributable to the issuance of the guarantee, if any. Generally, the fair value at initial recognition is equal to the value of the commission received at the time the product is opened. Subsequently, the liability is measured at the higher of the amount of the provision calculated in accordance with IFRS 9 Impairment and the amount initially recognized less, when applicable, the accumulated amortization recognized in accordance with IFRS 15 Revenue from contracts with customers. Provisions amount to COP 3,872 and COP 6,639 as of December 31, 2024 and 2023, respectively.

The detail of guarantees and letters of credit is as follows:

As of December 31, 2024

Ranges	Private guarantees and letters of credit
In millions of COP
Guarantees less than 1 month	522,590
Warranties greater than 1 month and up to 3 months (1)	765,066
Warranties greater than 3 months and up to 1 year (1)	3,891,220
Warranties longer than 1 year and up to 5 years (2)	2,030,722
Warranties longer than 5 years	602,640
Total	7,812,238

(1)The decrease compared to the previous year is mainly due to the cancellation of operations, with the following economic sectors: Energy, private, among others.
(2)The increase compared to the previous year is mainly due to reclassifications between ranges due to extension in the term or modifications in the expiration dates of the operations that arise in accordance with the needs and requests of the client, with the following economic sectors: Energy, private, state and commercial contracting.

As of December 31, 2023

Ranges	Private guarantees and letters of credit
In millions of COP
Guarantees less than 1 month	628,556
Warranties greater than 1 month and up to 3 months	1,048,867
Warranties greater than 3 months and up to 1 year	4,795,148
Warranties longer than 1 year and up to 5 years	1,625,168
Warranties longer than 5 years	472,725
Total	8,570,464

The maximum balance payable on guarantees represents the nominal balance COP 7,812,238 for 2024 and COP 8,570,464 for 2023.

The following table shows the maximum exposure of financial guarantees and letters of credit to credit risk and provisioning according to the Bank's internal credit rating system, the 12-month Basel PD range and the year-end stage rating.

As of December 31, 2024

Level	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal Risk	0% - 3.11%	7,605,050	-	-	-	-	-	7,605,050	-
Acceptable Risk	> 3.11% - 11.15%	8,547	-	225	-	8,000	2	16,772	2
Appreciable Risk	> 11.15% - 72.75%	201	-	664	-	48,221	-	49,086	-
Significant Risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad Risk	> 89.89% - 100%	-	-	-	-	141,330	4,004	141,330	4,004
Total		7,613,798	-	889	-	197,551	4,006	7,812,238	4,006

As of December 31, 2023

Level	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
In millions of COP
Normal Risk	0% - 3.11%	8,405,750	1	1,321	-	-	-	8,407,071	1
Acceptable Risk	> 3.11% - 11.15%	32,466	-	733	-	-	-	33,199	-
Appreciable Risk	> 11.15% - 72.75%	1,783	-	-	-	-	-	1,783	-
Significant Risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad Risk	> 89.89% - 100%	-	-	-	-	128,411	1,830	128,411	1,830
Total		8,439,999	1	2,054	-	128,411	1,830	8,570,464	1.831

The following table shows the changes in the provision for financial guarantees and letters of credit:

	Stage 1	Stage 2	Stage 3	Total
Balance as of January, 2024	1	-	1,830	1,831
Transfers	-	-	-	-
Transfer to stage 1	-	-	-	-
Transfer to stage 2	-	-	-	-
Transfer to stage 3	-	-	-	-
Provisions recognized during the period	-	-	2,176	2,176
Provisions reversed during the period	(1)	-	-	(1)
Translation adjustment	-	-	-	-
Balance as of December 31, 2024	-	-	4,006	4,006

	Stage 1	Stage 2	Stage 3	Total
Balance as of January, 2023	1	-	15,796	15,797
Transfers	-	-	-	-
Transfer to stage 1	-	-	-	-
Transfer to stage 2	-	-	-	-
Transfer to stage 3	-	-	-	-
Provisions recognized during the period	-	-	-	-
Provisions reversed during the period	-	-	(13,966)	(13,966)
Translation adjustment	-	-	-	-
Balance as of December 31, 2023	1	-	1,830	1,831

The following table shows the maturity loan commitments:

As of December 31, 2024

Maturity	Loan Commitments
In million of COP
Commitments under 1 month	588,172
Commitments greater than 1 month and up to 3 months	3,300
Commitments greater than 3 months and up to 1 years	2,115,537
Commitments greater than 1 year and up to 3 years	4,756,498
Commitments greater than 3 years and up to 5 years	353,124
Total	7,816,631

As of December 31, 2023

Maturity	Loan Commitments
In millions of COP
Commitments under 1 month	664,667
Commitments greater than 1 month and up to 3 months	5,227
Commitments greater than 3 months and up to 1 years	1,022,171
Commitments greater than 1 year and up to 3 years	4,109,339
Commitments greater than 3 years and up to 5 years	609,196
Total	6,410,600

The following table shows the changes in provision for loan commitments:

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2024	6,639	-	-	6,639
Transfers:	-	-	-	-
Transfer to stage 1	-	-	-	-
Transfer to stage 2	-	-	-	-
Transfer to stage 3	-	-	-	-
Provisions recognized during the period	2,635	-	-	2,635
Provisions reversed during the period	(5,402)	-	-	(5,402)
Balance as of December 31, 2024	3,872	-	-	3,872

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2023	12,663	-	1,000	13,663
Transfers:	-	-	-	-
Transfer to stage 1	-	-	-	-
Transfer to stage 2	-	-	-	-
Transfer to stage 3	-	-	-	-
Provisions recognized during the period	1,722	-	-	1,722
Provisions reversed during the period	(7,746)	-	(1,000)	(8,746)
Balance as of December 31, 2023	6,639	-	-	6,639

22.2. Contingent liabilities

Current legal proceedings

As of December 31, 2024, there are labor, ordinary civil, commercial, mortgage, class actions, civil actions and other proceedings brought by administrative authorities against the Bank with claims of approximately COP 578,106, with a total provision of COP 26,270, explained by commercial demands for COP 15,901 and labor demands for COP 10,369.

Please find below the contingencies due to judicial or administrative proceedings/litigations in which BANCOLOMBIA S.A. as of December 31, 2024, that represents a contingency superior to COP 28,516.

Some of the proceedings in which the claims are inferior and that were revelated in prior periods will be kept to providing information about its evolution.

Neos Group S.A.S. in reorganization proceeding and Inversiones Davanic S.A.S.

On November 3, 2022, Bancolombia S.A. was served of a lawsuit in which Neos Group S.A.S. and Inversiones Davanic S.A.S. alleges that a loan agreement was entered between them, rather than a lease agreement. Neos Group S.A.S. and Inversiones Davanic S.A.S. also requested the rescission of the purchase and sale agreement on the ground that the price of the property was lower than its fair price.

The Neos Group S.A.S. and Inversiones Davanic S.A.S.'s claims amount are COP 65,000. The contingency is qualified as remote because the parties always intended to celebrate a lease agreement and not a different type of contract. On December 7, 2022, Bancolombia S.A. filed a brief with its defenses.
As of December 31, 2024, the Court has not summoned the initial hearing. There is no provision for this proceeding.

Public Interest Class Action - Carlos Julio Aguilar and other

In this proceeding, a public interest class action was filed, in which the plaintiffs allege that due to the restructuring of Departamento del Valle's financial obligations and its performance plan, the Departamento del Valle's collective rights of the public administration and the public funds of the were breached. Bancolombia S.A. filed its defenses arguing that the agreement was made in accordance with the law.

On November 15, 2024, the First Instance Court issued a judgement in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgment. As of December 31, 2024, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

Contraloría Departamental de Cundinamarca against GEHS, Bancolombia and other natural persons (COMPLETED)

The development of the Water Treatment Plant PTAR Chía I Delicias Sur from Municipio de Chía, Colombia, was outlined through a lease agreement signed on September 28, 2015. The price agreed was COP 19,000. The object of the lease agreement was the financing of the Project, as well as the optimization, design, and construction of the Water Treatment Plant PTAR Chía I Delicias Sur. As of December 31, 2018, the lease agreement was at the advance payment stage (payment of interest on the principal amount). The

Municipio de Chía´s Mayor Office, has claimed that irregularities have been found during the execution of the Project. Due to these allegations, the Contraloría de Cundinamarca began a Fiscal Responsibility proceeding against GEHS Global Environment and Health Solutions de Colombia (Supplier), Guillermo Varela Romero, Rafael Antonio Ballesteros Gómez, Luís Alejandro Prieto González (Municipio de Chía´s former Mayor and employees of the municipal administration), and Bancolombia S.A., based on the alleged loss. Bancolombia S.A. has alleged in its defense, among other arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources.

The Contraloría de Cundinamarca at first and second instance held responsible five (5) individuals, including Bancolombia S.A., for a total amount of COP 7,650.

As of December 31, 2024, the proceeding before the Contraloría de Cundinamarca has ended due to the total payment of the awarded amount. Nevertheless, Bancolombia S.A. is going to file a lawsuit before the administrative to request the revocation of the Contraloría de Cundinamarca’s judgment and the devolution of the amount paid.

Remediation Plan for Santa Elena´s property

In 1987, Banco de Colombia (today Bancolombia S.A.) received a property located in Municipio de Cartagena, Colombia from the Federación Nacional de Algodoneros. After the transfer of the property to Bancolombia S.A., soil contamination from pesticides and herbicides was found on the property. Bancolombia S.A. commenced a civil responsibility judicial proceeding against the Federación Nacional de Algodoneros alleging environmental contamination.

On November 13, 2015, the Court issued the final judgment. In the judgment, the Court stated that the Federación Nacional de Algonoderos was liable for environmental damages and consequently, Bancolombia S.A. was not.

Despite not being liable for environmental damages, Bancolombia S.A. has assumed binding commitments to contract and pay for the property’s decontamination. As a result of these commitments, Bancolombia S.A. has conducted different decontamination processes over the years. Currently, Bancolombia S.A. has the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) for the execution of a remediation plan (plan de remediación) divided into 3 stages: Stage 1, Stage 2, and Stage 3.

As of December 31, 2024, Bancolombia submitted to the ANLA the results of the complementary studies of Stage I, the demolition activities of the warehouses foreseen in Stage II were completed and progress is being made in the extraction and disposal of the resulting material. Also, pre-feasibility activities are being carried out for Stage III and the social management plan continues to be executed with the communities in the area of influence of the remediation plan, emergency and contingency plan, hazardous waste management plan and biotic environment protection plan.

The estimated time for the execution of the Remediation Plan is 36 months from July 2023, with the possibility of adjustment according to the results of the pre-feasibility and feasibility stage of Stage 3 and the supervening requirements of the competent authorities. As of December 31, 2024, there is a provision of COP 64,800 to attend the execution of the pending activities of the plan.

Fredy Alberto Lara Borja (COMPLETED)

On December 13, 2023, Bancolombia S.A. was notified of a lawsuit filed by a former employee of the liquidated company Aluminio Reynolds Santo Domingo S.A, seeking the absolute nullity of the purchase agreement entered between Leasing Bancolombia and Bancolombia S.A. for two properties signed in 2011. Leasing Bancolombia acquired those properties through a purchase agreement with the company Armarcas E.U, which had received them as a payment from Sociedad Aluminio Reynolds Santo Domingo S.A. The plaintiff requested that the properties be returned to Aluminios Reynolds Santo Domingo´s assets so they can be used as payment of the company´s labor liabilities.

The amount of the claims was COP 103,943. As of December 31, 2024, the proceeding ended because the Court rejected the lawsuit.

Constructora Primar S.A.S

On June 7, 2022, Bancolombia S.A. was notified of a lawsuit filed by Incopav S.A.S., Constructora Primar S.A.S., Inversiones M & Galindo y Cía. S en C and Inversiones M & Baquero y Cía. S en C. The plaintiffs request the payment of the damages caused by Bancolombia S.A. for his decision not to fully finance of the Altos de San Jorge project.

The plaintiffs' claims amount are COP 107,344. The contingency is qualified as remote because the plaintiffs are not part of the mutual agreement entered into for the financing of the Altos de San Jorge project. On July 9, 2024, the First Instance Court ruled in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgement. As of December 31, 2024, the Second Instance Court has not issued a final decision. There is no provision for this proceeding.

Tuvacol S.A.

On July 18, 2024, Bancolombia S.A. was served of the lawsuit filed by Tuvacol S.A. Tuvacol S.A. is requesting the payment of the damages caused by the alleged irregular payment of checks charged to its checking account. Bancolombia S.A. argues that the payments of the checks were correct. The plaintiff’s claims are COP 56,769.

As of December 31, 2024, the initial hearing has not been held. The initial hearing was convened for June 17 and 18, 2025. The contingency is qualified as eventual and has a provision for COP 5,676.

NOTE 23. SHARE CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2024	December 31, 2023
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500.	452,122,416	452,122,416
Total shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914
Authorized shares (nominal value, in millions of COP)	700,000	700,000

Distribution and payment of dividends

Dividends must be approved at the ordinary general shareholders' meeting upon the recommendation of the Board of Directors. Except in the events indicated below, this approval corresponds to a simple majority of the shares represented at the Meeting.

In accordance with the legal regime applicable to the Bank, when the sum of the legal, statutory or occasional reserve exceeds one hundred percent (100%) of the subscribed capital, the corporation must distribute seventy percent (70%) of the net profits, unless the shareholders with a majority of seventy-eight percent (78%) of the shares represented at the meeting approve a different distribution amount. In the event of not obtaining the favorable vote of this number of shareholders, at least fifty percent (50%) of the net profits must be distributed.

The payment of dividends must be made in cash during the year following the applicable date for the annual general ordinary stockholders' meeting. . If the payment is made in the Bank’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding preferred shares.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to net income earned in:	Cash dividends per share
In millions of COP
2023	3,536
2022	3,536
2021	3,120
2020	260
2019	1,638

Common shares

The holders of common shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.

Also, the holders of common shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

Preferred shares with no voting rights

The holders of preferred shares are entitled to receive dividends based on the net profits of the previous year, after deducting the losses affecting the capital and after deducting the amount legally allocated to the legal reserve, but before creating or accruing any other reserve.

The minimum non-cumulative preferred dividend equal to one percent (1%) per annum of the subscription price of the preferred share, provided that this dividend is higher than the dividend assigned to the common shares. Otherwise, the dividend will be increased up to an amount equal to the dividend per share of common stock.

The payment of the preferred dividend will be made at the time and in the manner established by the general shareholders' meeting and with the priority established by Colombian law.

Any stock dividend requires the approval of 80% or more of the shares present at a shareholders' meeting, which shall include 80% or more of the outstanding preferred shares. In the absence of such holders of preferred stock, a stock dividend may only be payable to holders of common stock who approve such payment.

Reserved Shares

Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 24. APPROPRIATED RESERVES

As of December 31, 2024 and 2023, the appropriated retained earnings consist of the following:

	December 31, 2024	December 31, 2023
In millions of COP
Appropriation of net income (1) (2)	14,208,820	14,208,314
Occasional reserve (3)	8,689,362	6,084,140
Total Appropriated reserves (4)	22,898,182	20,292,454

(1)In compliance with Article 452 of the Commercial Code of the Republic of Colombia, which establishes that corporations shall constitute a legal reserve amounting to at least fifty percent of the subscribed capital, formed with ten percent of the net profits of each fiscal year. The constitution of such reserve will be mandatory until it reaches fifty percent of the subscribed capital. (1)    The legal reserve fulfills two objectives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)    Includes reclassification of unclaimed dividends under Article 85 of the Bank's Bylaws for COP 506 and COP 557, respectively.
(3)The variation corresponds to the occasional reserve for asset strengthening and future growth, approved by the General Shareholders' Meeting on March 15, 2024.
(4)See separate statement of changes in equity.

NOTE 25. OPERATING INCOME

25.1. Interest and valuation on financial instruments

The following table sets forth the detail of interest and valuations of financial instruments for the years ended December 31, 2024 and 2023, included in the calculation of the net margin:

	December 31, 2024	December 31, 2023
In millions of COP
Interest on debt securities through OCI	355,085	291,705
Debt securities held to maturity	279,830	299,236
Total interest on debt instruments measured by the effective interest method	634,915	590,941
Net income from activities measured at fair value through income statement
Debt securities (1)	869,336	331,032
Monetary market operations	239,754	132,149
Derivatives (2)	155,794	(167,887)
Cash operations	(13,812)	(48,373)
Hedging derivatives (3)	(81)	-
Total activities measured at fair value through income statement, net	1,250,991	246,921
Total interest and valuation of financial instruments	1,885,906	837,862

(1)Increase represented by valuation in the foreign currency portfolio for COP 789,750, mainly explained by Treasury Bonds for COP 751,809; Likewise, there was an increase in negotiable investments in Yankee bonds (USD) for COP 22,310 and public debt bonds (USD) for COP 15,726.
(2)Increase in Forward valuation for COP 229,279 offset by a decrease in Swaps for COP (7,233) and gain in purchase and sale of Futures for COP 101,635.
(3)See Note 4.3 Hedge accounting, number 2. Fair Value Hedges.

25.2. Interest expenses

The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2024 and 2023:

Interest expenses	December 31, 2024	December 31, 2023
In millions of COP
Deposits (1)	9,786,962	11,232,123
Debt securities issued (bonds)	1,014,710	1,241,398
Financial obligations (1)	955,236	1,190,779
Lease liabilities (2)	116,052	90,672
Preferred share	57,701	57,701
Interbank deposits purchased	3,651	17,413
Other interest	40,406	57,068
Total interest expenses	11,974,718	13,887,154

(1)The intervention rate issued by the Bank of the Republic from 13.00% at the beginning of the year 2023, to 9.50% on December 31, 2024, this has an impact on the rates of deposit operations and on financial obligation operations.
(2)Note 6.2.2. Lease liabilities, net.

The net interest income defined as: Interest on credit portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 14,446,471 y COP 15,021,294 as of December 31, 2024 and 2023, respectively.

25.3. Fees and commissions

25.3.1. Income from fees and commissions

The Bank has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the consolidated statement of income separated from the other income sources.

The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Ordinary activities from Contracts with Customers.

In the following table, the description of the main activities through which the Bank generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Debit and credit cards fees
In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed, given that no financing component exists, it is established on the basis of the national and international interbank rate, additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.
For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.
Other revenue received by the (issuer) credit card product, is advance commission; this revenue is the charge generated each time the customer makes a national or international advance, at owned or non-owned ATMs, or through a physical branch. The exchange bank fee is a revenue for the Issuing Bank of the credit card for the services provided to the business for the transaction effected at the point of sale, the commission is accrued and collected immediately at the establishment and has a fixed amount.
In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank, recognized it as a lower value of the revenue from the exchange bank fee.
The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Bancassurance	The Bank receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since the revenue will depend on the quantity of policies or calculations made by the insurance companies.
Payments	Service in which the Bank's customers can automatically perform whereby transactional channels, banking transactions for payroll payments, cancellation of invoices and credits, to beneficiaries of the Bank, as well as other financial entities affiliated to Automated Clearing House ACH, the commitment is satisfied once the Bank performs the transaction. The rate stipulated for this commission is variable, the income is recognized at a given time and acts as principal.
Collections	The Bank acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by the bank, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real-time to the account agreed with the customer. For the service, the Bank receives a fixed payment, which is received for each transaction once the contract is in effect.
Electronic services and ATMs	Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, and which are enabled by the Bank. These include online and real-time payments by the customers of the Bank holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by the Bank, through electronic equipment, generates consideration chargeable to the customer established contractually by the Bank as a fee. The Bank acts as principal and the revenue is recognized at a point in time.
Banking services	Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. The Bank acts as principal.
Letters of credit	Banking service corresponding to a documentary credit in which the Bank acquires the commitment to guarantee the fulfillment of financial, commercial or service obligations to a supplier of the contracting party, called beneficiary, in import or export operations through a correspondent bank. The consideration in this type of contract may include fixed amounts, variable amounts, or both, and is acted as principal.
Acceptances, guarantees and standby letters of credit	Bank service of acceptances guarantees and standby letters of credit that are not part of the Bank's portfolio. There are different performance obligations; the satisfaction of performance obligations occurs when the service is rendered to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and the Bank acts as principal. Revenue is recognized at a point in time.

Checks	Service through which the Bank offers its customers alternatives to avoid the risk of mobilizing cash, through the sale of domestic checks that can be exchanged in any place where the Bank has a presence. The consideration in this type of contract is fixed, the income is recognized at a determined time and acts as principal.
Deposits	Deposits are related to the services generated from the offices network of the Bank once a customer makes a transaction. The Bank generally commits to maintain active channels for the products that the customer has with the Bank, with the purpose of making payments and transfers, sending statements and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. The Bank acts as principal.
Gains on sale of assets	These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold. For a detail of the balance see Note 25.4. Other operating income, net

The following table represents in detail and categorized by nature the commissions and other services for the years ended December 31, 2024 and 2023:

Income from fees and commissions:

Ingreso por comisiones y otros servicios	December 31, 2024	December 31, 2023
In millions of COP
Debit and credit cards and affiliated establishments (1)	2,720,929	2,534,776
Bancassurance (2)	958,311	924,280
Collections	517,282	499,425
Electronic services and ATMs (3)	515,810	411,300
Payment (4)	506,814	450,742
Acceptances, guarantees and Standby Letters of Credit and commissions for operations in foreign currencies	198,976	195,538
Banking services	169,884	169,495
Placements	60,160	56,339
Checks	20,036	20,248
Others (5)	70,702	70,906
Ingresos por comisiones y otros servicios	5,738,904	5,333,049

(1)Increase generated by greater transactionality during the year 2024.
(2)Increase generated by greater collections and increase in sales made for this concept.
(3)Increase generated in digital banking commission.
(4)Increase in the transactionality of Bancolombia automatic payments (PAB).
(5)Mainly includes income from structuring commissions and reimbursement of fees.

For the determination of the transaction price, the Bank assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that the Bank determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.

In the transactions evaluated in the contracts, changes in the price of the transaction are not identified.

Contract assets with customers

The Bank receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When the Bank incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. As a practical measure, the Bank recognizes as an expense the incremental costs of obtaining a contract when the amortization period of the asset is equal to or less than one year.

Contract liabilities with customers

The contract liabilities constitute the obligation of the Bank to transfer the services to a customer, for which the Bank has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Accounts receivable from contracts with clients (1)	170,397	169,182
Liabilities from contracts with clients (2)	47,863	41,730

(1)An impairment of COP 24,017 and COP 23,681 is calculated on these accounts receivable as of December 31, 2024 and 2023, respectively.
(2)See Note 21. Other liabilities.

25.3.2. Fees and Commissions Expenses

Fees and Commissions Expenses	December 31, 2024	December 31, 2023
In millions of COP
Banking services (1)	1,026,309	901,112
Sales, collections and other services (2)	934,570	891,791
Correspondent banking (1)	619,856	504,227
ACH y PSE services (1)	177,420	136,939
Placements	63,217	63,970
Payments and collections	46,887	41,904
Other (3)	153,752	101,962
Total expenses for fees and commissions	3,022,011	2,641,905
Total income for fees and commissions, net	2,716,893	2,691,144

(1)Increase generated by greater transactionality during the year 2024.

(2)Increase caused by greater demand in customer service via telephone channel (contact center services), and greater collection management due to an increase in the overdue portfolio.
(3)The increase is generated mainly by the payment to Paypal, corresponding to the commission for transfers made by Nequi clients under this platform to the correspondent bank.

25.4. Other operating income, net

The following table sets forth the detail of other operating income net for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Operating leases (1)	936,787	999,207
Exchange difference and foreign exchange derivatives net (2)	395,690	1,159,575
Gain on sale of assets held for sale and inventories	133,659	140,668
Profit on portfolio sale (3)	112,128	271,834
Recoveries	89,122	59,898
Leases	81,854	57,754
Investment property valuation (4)	68,536	27,818
Gain on sale of assets held for sale (leasing) (5)	33,576	101,862
Gain on sale of property and equipment	3,673	5,527
Profit on sale of assets – Financial leasing	3,577	4,572
Penalties for noncompliance with leasing contracts	3,051	2,411
Other	67,364	72,205
Total other operating income, net	1,929,017	2,903,331

(1)Decrease in the activations of operational leasing contracts, carried out during the year 2024, see note. 6.1 The Bank as lessor.
(2)Variation generated by the depreciation of the peso against the dollar in 2024.
(3)There are lower profits on portfolio sales in 2024, see Note 5. Loan and advances to customers, net.
(4)Mainly due to the valuation of the Constellation Building for COP 25,543, Almacenes la 14 (Llanogrande) for $17,475 and Sanitas Building for COP 7,910. See Note 11. Investment properties.
(5)Variation that occurs mainly in profits on vehicle sales, this decrease is due to the generalized price behavior in the used vehicle market.

25.5. Dividends and other net income from equity participation

The following table sets forth the detail dividend income and equity participation for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Equity method (1) (2)	1,883,281	2,040,133
Valuation and sale of equity investments (3)	76,915	67,640
Dividends (4)	3,810	4,482
Investment impairment (5)	(121,788)	-
Total dividends and other net income from equity participation	1,842,218	2,112,255

(1)For more information related to the equity method, see Note 7. Investments in Subsidiaries and Note 8. Investments in Associates and Joint Ventures.
(2)The balance includes the equity method as of December 31, 2024, of subsidiary investments for COP 1,911,412, by associates COP 32,242 and joint ventures COP (60,373) as of December 31, 2023, of subsidiary investments for COP 2,092,317, by associates COP 19,260 and joint ventures COP (71,444).
(3)In November 2024, the Bank recognized the FCP Pactia Inmobiliario as a financial instrument; as of December 31, 2024, its valuation amounts to COP 44,851; Likewise, an income from the realization of residuals for COP 18,516 is recorded; A gain is recognized on advantageous purchase of the investment P.A. Sodimac for COP 13,520 and a profit on the valuation of fixed income investments for COP 28. As of December 31, 2023, includes income recognized in the acquisition of the autonomous assets NOMAD CABRERA and NOMAD CENTRAL for COP 31,118 and COP 23,756, respectively; profit in fixed income valuation for COP 3,212; residual realization product for COP 8,608; profit in BVC as a result of exchange of shares with Chilean Holding for COP 7,228 and realization of ORI of BVC for COP (6,282).
(4)Correspond to other equity instruments with changes in OCI, see Note 4.1. Financial investment instruments, net. Dividends received from equity instruments as of December 31, 2024, correspond to Cámara de Riesgo Central de Contraparte S.A. for COP 1,203; Credibanco S.A. for COP 1,193; Holding Bursátil Regional S.A. by COP 678; Banco Latinoamericano de Comercio Exterior S.A. - Bladex for COP 596 and Tecnibanca S.A. - Servibanca S.A. for COP 140. As of December 31, 2023, correspond to Bolsa de Valores de Colombia S.A. COP 1,720, Guild Association of Financial Institutions Credibanco S.A. COP 1,765, Central Counterpart Risk Chamber of Colombia S.A. COP 520, Latin American Foreign Trade Bank, S.A. Bladex COP 306 and Tecnibanca S.A.- Servibanca S.A. COP 171.
(5)Corresponds to impairment of investments in associates and joint ventures.

NOTE 26. OPERATING EXPENSES

The following is the composition of employee benefits for the years, as of December 31, 2024 and 2023:

26.1. Salaries and employee benefit

The detail for salaries and employee benefits for the years ended December 31, 2024 and 2023:

Salaries and employee benefit	December 31, 2024	December 31, 2023
In millions of COP
Salaries (1)	1,480,280	1,316,292
Bonuses (2)	558,806	603,095
Private premium	546,426	566,181
Social security contributions	473,792	419,843
Indemnization payment	204,104	134,526
Defined benefit severance obligation and interest	158,726	141,795
vacation expenses	99,638	98,368
Pension plan	10,459	11,408
Others (3)	256,304	213,442
Total salaries and employee benefit	3,788,535	3,504,950

(1)Corresponds mainly to salary increase for employees of the bylaws and employees who belong to the Collective Bargaining Agreement.
(2)Corresponds mainly to bonifications for bank employees regarding the Bancolombia Group compensation variable model.
(3)    Includes other benefits to the employees, like financial support for insurances policies, education and leisure activities.

26.2. Other administrative and general expenses

The detail for administrative and general expenses for the years ended December 31, 2024 and 2023:

Other administrative and general expenses	December 31, 2024	December 31, 2023
In millions of COP
Fees	660,703	663,492
Insurance (1)	524,543	499,754
Maintenance and repairs	440,149	404,924
Data processing	415,731	358,349
Fraud and claims	350,548	297,405
Transport	212,516	183,343
Advertising	115,044	110,183
Cleaning and surveillance services	79,317	71,568
Cleaning and security services	77,169	69,251
Useful and stationery (2)	76,494	36,159
Communications	76,268	74,685
Contributions and affiliations	70,838	61,185
Adaptation and installation	61,858	59,112
Real estate management	38,396	33,637
Disputes, fines and sanctions	31,748	27,572
Travel expenses	18,783	20,808
Warehouse service	17,845	16,321
Tax fee inspection and External audit	17,021	12,067
Transactional services	10,749	10,627
Minor furniture and fixtures	9,270	9,480
Legal expenses	5,560	4,814
Temporary services	5,558	4,218
Publishing and subscriptions	3,732	3,838
Exchange processing	3,283	3,209
Other	174,433	165,591
Total other administrative and general expenses	3,497,556	3,201,592
Taxes other than income tax (3)	1,182,868	1,183,244

(1)The increment is principally generated by Fogafin insurance deposit, mainly due to increase in deposits volume.
(2)In 2022 was constituted a provision for sanitation of batch in Santa Elena in Cartagena for COP 68,726 and 2023 provision for Ambiental remediation for COP 9,829 of the same asset. See note.22 Provisions and contingent liabilities.
(3)The increment is generated mainly due to industry and commerce taxes COP 459,955, IVA for COP 510,911 and Tax on financial transactions for COP 169,392, among others.

26.3. Impairment, depreciation and amortization

The detail for Impairment, depreciation and amortization for the years ended December 31, 2024 and 2023:

Impairment, depreciation and amortization	December 31, 2024	December 31, 2023
In millions of COP
Depreciation of premises and equipment (1)	547,139	533,855
Impairment of negotiable assets and inventories, net (2)	188,088	168,400
Depreciation of right-of-use assets, on lease (3)	131,303	133,943
Amortization of intangible assets (4)	70,592	61,204
Impairment of premises and equipment (1)	729	1,756
Impairment of right-of-use assets, on lease (3)	196	489
Total amortización, depreciación y deterioro	938,047	899,647

(1)Ver Note 10. Premises and equipment, net.
(2)Ver Note 13.1. Inventories, net COP 113,896 y COP 90,315; Nota 13.2. Assets held for sale, net COP 5,442 y COP 10,987 y Nota 14 Other assets, net COP 68,750 y CO 67,098.
(3)Ver Nota 6.2.1. Right-of use assets under lease, net.
(4)Ver Nota 9. Intangible assets, net.

NOTE 27. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires that an entity discloses:

(a)Transactions with its related parties; and

(b)Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.

Under IAS 24, an entity must disclose transactions with its related parties, outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:

•Shareholders who individually own more than 20% of the Bank's capital, i.e., Grupo de Inversiones Suramericana S.A.

•Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.

•Associates and joint ventures, for which the Bank provides commercial banking and deposit services. For these purposes, companies in which the Bank has significant influence (in all cases it has between 20% and 50% equity interest) have been included.

The Bank provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, the Bank operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.

Between the Bank and its related parties, during the periods ending as of December 31, 2024, 2023:

-Loans that imply for the borrower an obligation that does not correspond to the essence or nature of the loan contract.
-Loans with interest rates different from those that are ordinarily paid or charged to third parties under similar conditions of term, risk, etc.

-Operations whose characteristics differ from those carried out with third parties.
-No guarantees, promises and commitments were given or received with respect to the transactions carried out, which do not correspond to ordinary guarantees in the course of customer - Bank relations.

As of December 31, 2024

	Stockholders with an interest equal or higher than 20% of the Bank's capital (1)	Associates and joint ventures	Directly controlled subsidiaries	Indirectly controlled subsidiaries	Directors and senior management
In millions of COP
Assets
Cash and cash equivalents	-	-	319,678	-	-
Financial investment instruments, net	-	49,643	-	-	-
Investments in associates and joint ventures	-	205,312	-	-	-
Derivative financial instruments	1,283	53	913	779	729
Investments in subsidiaries	-	-	28,718,183	-	-
Loans and receivables and financial leasing operations	2,562,325	110,629	919,582	191,826	21,432
Provision for impairment of loans and receivables and financial leasing operations	(2,757)	(2,251)	(908)	(817)	(17)
Right-of-use lease assets, net	-	-	293,467	-	-
Other assets	12,807	332,279	5,617	9,051	9
Total assets	2,573,658	695,665	30,256,532	200,839	22,153
Liabilities
Customer deposits	1,278,064	146,896	712,953	194,959	8,597
Derivative financial instruments	53,050	10,116	285	-	183
Financial obligations	-	-	5,332,004	-	-
Lease liabilities, net	-	-	361,241	-	-
Other liabilities	2,179	68,559	2,821	13,246	87
Total liabilities	1,333,293	225,571	6,409,304	208,205	8,867
Income
Interest on loans and financial leases	265,052	15,527	146,489	47,097	1,772
Valuation on financial instruments	144	9,504	-	-	-
Fees and commissions income	740,719	6,196	-	-	97
Equity participation method	-	(28,131)	1,911,412	-	-
Investment impairment	-	(121,788)	-	-	-
Exchange difference and foreign exchange derivatives, net	(68,910)	(6,858)	-	-	1,442
Other operating income (2)	6,445	65,357	28,095	26,819	-
Total Income	943,450	(60,193)	2,085,996	73,916	3,311
Expenses
Interest expenses	126,206	5,941	415,172	11,823	757
Credit impairment charges, net	1,391	2,547	-	-	(31)
Fees and commissions expenses	477	186,370	-	-	-
Employee benefits (3)	98,307	-	-	-	131
Other administrative and general expenses	12,652	27,577	2,163	32,875	2,536
Total expenses	239,033	222,435	417,335	44,698	3,393

(1)    Includes Grupo Sura conglomerate.
(2)This balance includes the sale of written-off portfolio between the Bank and P.A. Reintegra.
(3)Includes the benefit provided to employees for insurance policies.
As of December 31, 2024 and 2023, fees were paid to Directors for COP 2,474 and COP 2,306 respectively, for attendance to Board of Directors and Support Committees meeting.

Payments to senior management in the same periods were COP 20,327 and COP 18,387 respectively. Short-term remuneration was COP 643 and COP 312 for long-term remuneration for COP 980 and COP 827 post-employment benefits.

As of December 31, 2023

	Stockholders with an interest equal or higher than 20% of the Bank's capital (1)	Associates and joint ventures	Directly controlled subsidiaries	Indirectly controlled subsidiaries	Directors and senior management
In millions of COP
Assets
Cash and cash equivalents	-	-	121,069	-	-
Financial investment instruments, net	-	50,270	-	-	-
Investments in associates and joint ventures	-	298,598	-	-	-
Derivative financial instruments	48,747	7,297	-	225	-
Investments in subsidiaries	-	-	24,751,945	-	-
Loans and receivables and financial leasing operations	1,850,296	125,253	1,092,075	325,904	22,428
Provision for impairment of loans and receivables and financial leasing operations	(1,456)	(479)	(623)	(533)	(50)
Right-of-use lease assets, net	-	-	322,068	-	-
Other assets	13,572	268,647	3,579	4,389	9
Total assets	1,911,159	749,586	26,290,113	329,985	22,387
Liabilities
Customer deposits	1,212,866	141,714	795,782	216,799	10,220
Derivative financial instruments	14	1,068	2,973	323	209
Financial obligations	-	-	4,524,872	-	-
Lease liabilities, net	-	-	389,536	-	-
Other liabilities	2,629	66,310	10,518	10,888	59
Total liabilities	1,215,509	209,092	5,723,681	228,010	10,488
Income
Interest on loans and financial leases	156,519	15,743	155,119	52,939	1,778
Valuation on financial instruments	-	11,919	-	-	-
Fees and commissions income	740, 880	5,918	-	-	70
Dividends and net income on equity investments	-	(52,184)	2,092,317	-	-
Net foreign exchange and Derivatives Foreign exchange contracts	63,059	27,174	-	-	(218)
Other operating income	7,191	2,307	30,176	7,868	-
Total Income	967,649	10,877	2,277,612	60,807	1,630
Expenses
Interest expenses	177,999	8,186	446,875	19,422	909
Credit impairment charges, net	(8,343)	(1,936)	-	-	4
Fees and commissions expenses	590	144,585	-	-	-
Employee benefits (2)	82,515	-	-	-	93
Other administrative and general expenses	13,423	23,883	2,840	21,837	2,415
Total expenses	266,184	174,718	449,715	41,259	3,421

(1)    Includes Grupo Sura conglomerate.
(2)Includes the benefit provided to employees for insurance policies.

NOTE 28. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2024:

	Balance as of January 1, 2024	Cash flows	Non-cash changes		Balance as of December 31, 2024
			Foreign currency translation adjustment	Interests accrued
In millions of COP
Liabilities from financing activities
Debt instruments in issue	12,000,269	(3,385,663)	988,022	955,236	10,557,864
Borrowings from other financial institutions	10,958,823	(5,299,720)	1,127,195	1,014,710	7,801,008
Interbank and repurchase agreements	263,751	364,732	-	-	628,483
Preferred shares (1)	584,204	(57,701)	-	57,701	584,204
Total liabilities from financing activities	23,807,047	(8,378,352)	2,115,217	2,027,647	19,571,559

(1) The cash flow of COP 57,701 corresponds to the minimum dividends paid to preferred stockholders and is included in the statement of cash flows in the line “dividends paid”, which includes the total dividends paid during the year to preferred and common stockholders.

NOTE 29. FAIR VALUE OF ASSETS AND LIABILITIES

The characteristics of the asset or liability are considered in determining fair value in the same manner as market participants would consider in pricing the asset or the liability at the measurement date.

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia) to the Bank.

All methodologies and procedures developed by the pricing services provider are supervised by the SFC, which has its authorization.

The following table shows the carrying value and fair value of assets and liabilities as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
In millions of COP
Assets
Debt securities negotiable investments and pledged financial assets (1)	13,866,824	13,866,824	6,942,468	6,942,468
Debt securities available for sale investments (1)	3,326,813	3,326,813	3,211,425	3,211,425
Debt securities held to maturity investments, net (1)	4,117,051	4,095,270	3,423,265	3,410,468
Equity instruments (1)	445,356	454,423	180,744	188,124
Derivative financial instruments (1)	2,924,434	2,924,434	6,215,942	6,215,942
Loans and leasing transactions (2) (3)	178,098,539	185,329,424	170,029,117	171,005,705
Investment property (4)	846,853	846,853	574,550	574,550
Total assets	203,625,870	210,844,041	190,577,511	191,548,682
Liabilities
Deposits by customers (5)	185,801,073	186,106,658	170,231,400	171,398,021
Repurchase agreements and other similar secured borrowing (6)	628,483	628,483	263,751	263,751
Derivative financial instruments (1)	2,667,439	2,667,439	6,699,521	6,699,521
Borrowings from other financial institutions (7)	10,557,864	10,557,864	12,000,269	12,000,269
Debt instruments in issue (8)	7,801,008	8,006,510	10,958,823	10,919,613
Preferred shares (9)	584,204	407,174	584,204	394,550
Total liabilities	208,040,071	208,374,128	200,737,968	201,675,725

(1)See Note 4.1 Financial investment instruments and derivatives.
(2)See Note 5. Loans and advances to customers, net.
(3)As of December 31, 2023, the fair value of the portfolio was undervalued by COP 333,672 due to the omission of a change in an input from observable rates in the market. Upon detecting the inaccuracy, the Administration proceeded to perform the recalculation, finding that the difference with the previously revealed value does not generate material impacts.
(4)See Note 11. Investment properties.
(5)See Note 15. Deposits by customers.
(6)See Note 16. Interbank deposits and repurchase agreements.
(7)See Note 17. Borrowings from other financial institutions.
(8)See Note 18. Debt instruments in issue.
(9)See Note 19. Preferred shares.

Fair value measurement

Assets and liabilities

a. Debt instruments

The Bank assigns prices to these debt investments, using the prices provided by the official pricing service provider (Precia) and assigns the appropriate level according to the procedure described at the beginning of this note. For securities not traded or over the counter such as certain bonds issued by other financial institutions, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described at the beginning of this note. Likewise, in order to determine the fair value of unquoted equity securities, the Bank affects the value of the investment in the corresponding percentage of participation, to the subsequent variations of the respective issuer's equity. Holdings in mutual funds, trusts and collective portfolios are valued taking into account the value of the holding as calculated by the management company.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the representative exchange rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, the Bank holds positions in Over The Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection of the Financial Superintendence of Colombia.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs.

d. Credit valuation adjustment

The Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow to offset or bring net amounts that are liabilities, derivates from transactions carried out by the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiation agreements between the same parties, some may have a monthly basis and others only apply at the time the agreements are terminated.

When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral.

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument.

The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency.

For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the Colombian financial market.

e. Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset.

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

f. Assets held for sale measured at fair value less cost of sale

The Bank measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases the fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

g. Mortgage backed securities (TIPS) and Asset-Backed securities

The Bank invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

TIPS are part of the Bank portfolio and its fair value is measured with published price by the official pricing services provider. These securities are leveled by margin and are assigned level 2 or 3 based on the Precia information.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned level 3.

h. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Fair value hierarchy

IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities by fair value hierarchy that are measured on a recurring basis as of December 31, 2024 and 2023:

ASSETS
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Negotiable and pledged financial assets
Treasury securities issued by the Colombian Government - TES	10,329,620	961,960	-	11,291,580	4,089,072	324,985	-	4,414,057
Mortgage-backed securities (TIPS)	-	79,665	63,280	142,945	-	10,214	74,087	84,301
Bonds	1,844,920	227,742	44,062	2,116,724	1,757,573	230,566	14,284	2,002,423
Other financial investment assets	-	315,575	-	315,575	-	441,687	-	441,687
Total negotiable securities and pledged financial assets	12,174,540	1,584,942	107,342	13,866,824	5,846,645	1,007,452	88,371	6,942,468
Available for sale
Solidarity Securities issued by the Colombian Government (TDS)	-	-	2,648,355	2,648,355	-	-	2,664,295	2,664,295
Bonds	-	51,275	81,784	133,059	-	-	-	-
Other public debt	-	-	545,399	545,399	-	547,130	-	547,130
Total available for sale	-	51,275	3,275,538	3,326,813	-	547,130	2,664,295	3,211,425
Total debt securities	12,174,540	1,636,217	3,382,880	17,193,637	5,846,645	1,554,582	2,752,666	10,153,893
Equity securities
Equity securities at fair value	11,080	23,707	402,510	437,297	29,719	2,701	140,815	173,235
Total equity securities	11,080	23,707	402,510	437,297	29,719	2,701	140,815	173,235
Derivative financial instruments
Forward
Exchange rate	-	608,625	465,512	1,074,137	-	3,307,711	1,069,966	4,377,677
Securities	-	298	51,347	51,645	-	151	2,863	3,014
Total forward	-	608,923	516,859	1,125,782	-	3,307,862	1,072,829	4,380,691
Swaps
Exchange rate	-	1,200,777	262,479	1,463,256	-	1,066,916	237,422	1,304,338

Interest rate	105,560	111,966	15,493	233,019	130,792	173,912	15,621	320,325
Total swaps	105,560	1,312,743	277,972	1,696,275	130,792	1,240,828	253,043	1,624,663
Options
Exchange rate	161	36,206	66,010	102,377	7	136,978	73,603	210,588
Total options	161	36,206	66,010	102,377	7	136,978	73,603	210,588
Total derivative financial instruments	105,721	1,957,872	860,841	2,924,434	130,799	4,685,668	1,399,475	6,215,942
Investment property
Buildings	-	-	846,853	846,853	-	-	574,550	574,550
Total investment properties	-	-	846,853	846,853	-	-	574,550	574,550
Total	12,291,341	3,617,796	5,493,084	21,402,221	6,007,163	6,242,951	4,867,506	17,117,620

LIABILITIES
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forward
Exchange rate	-	876,502	87,033	963,535	-	4,454,755	67,825	4,522,580
Securities	-	89	1,278	1,367	-	8,629	1,852	10,481
Total forward	-	876,591	88,311	964,902	-	4,463,384	69,677	4,533,061
Swaps
Exchange rate	-	1,264,594	67,838	1,332,432	-	1,388,113	102,973	1,491,086
Interest rate	102,701	157,276	27,646	287,623	126,728	304,981	11,078	442,787
Total swaps	102,701	1,421,870	95,484	1,620,055	126,728	1,693,094	114,051	1,933,873
Options
Exchange rate	421	82,061	-	82,482	19	232,568	-	232,587
Total options	421	82,061	-	82,482	19	232,568	-	232,587
Total derivative financial instruments	103,122	2,380,522	183,795	2,667,439	126,747	6,389,046	183,728	6,699,521
Total financial liabilities	103,122	2,380,522	183,795	2,667,439	126,747	6,389,046	183,728	6,699,521

Fair value of assets and liabilities that are not measured at fair value in the statement of financial position

The following table presents for each level of the fair value hierarchy the Bank's assets and liabilities that are not measured at fair value in the statement of financial position, however, the fair value as of December 31, 2024 and 2023 is disclosed:

ASSETS
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Fair value hierarchy
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investments to maturity
Agricultural Development Securities issued by the Colombian Government (TDA)	-	-	3,326,903	3,326,903	-	-	3,075,873	3,075,873
Mortgage-backed securities (TIPs)	-	-	-	-	-	-	-	-
Bonds	-	46,272	722,095	768,367	-	279,483	55,112	334,595
Total held to maturity investments	-	46,272	4,048,998	4,095,270	-	279,483	3,130,985	3,410,468
Equity securities	-	-	17,126	17,126	-	-	14,889	14,889
Loan portfolio and leasing operations, net	-	-	185,329,424	185,329,424	-	-	171,005,705	171,005,705
Total	-	46,272	189,395,548	189,441,820	-	279,483	174,151,579	174,431,062

LIABILITIES
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Fair value hierarchy
	Level 1	Level 2	Level 3		Level 2	Level 2	Level 3
In millions of COP
Deposits by customers	-	60,972,074	125,134,584	186,106,658	-	60,274,969	111,123,052	171,398,021
Repurchase agreements and other similar secured borrowing	-	-	628,483	628,483	-	-	263,751	263,751
Borrowings from other financial institutions	-	-	10,557,864	10,557,864	-	-	12,000,269	12,000,269
Debt instruments in issue	5,802,976	968,406	1,235,128	8,006,510	6,629,731	2,583,290	1,706,592	10,919,613
Preferred shares	-	-	407,174	407,174	-	-	394,550	394,550
Total	5,802,976	61,940,480	137,963,233	205,706,689	6,629,731	62,858,259	125,488,214	194,976,204

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting.

The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with no contractual maturities represents the amount payable on demand as of the statement of financial position date.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Bank’s deposit rates.

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Bancolombia S.A. and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and the Bank’s creditworthiness.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, the Bank uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by the Bank and growth at a constant rate considering the Bank’s own perspectives of the payout ratio.

Loans and advances to customers
Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments such as commercial, consumer, small business loans, mortgage and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items measured at fair value on a non-recurring basis

The Bank measures assets held for sale based on fair value less costs to sell. This category includes certain foreclosed assets and investments in associates held for sale. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	In millions of COP
Real estate different from residential properties	-	-	1,659	1,659	-	-	3,142	3,142
Real estate for residential purposes	-	-	28	28	-	-	3,188	3,188
Movable property	-	-	4,037	4,037	-	-	7,182	7,182
Total	-	-	5,724	5,724	-	-	13,512	13,512

Changes in level 3 fair-value category

The table below presents reconciliation for assets and liabilities measured at fair value, on a recurring basis using significant unobservable inputs as of December 31, 2024 and 2023:

As of December 31, 2024

	Balance, January 1, 2024	Included in earnings	OCI	Purchases	Settlement	Prepaids	Reclassifications	Transfers in to level 3	Transfers in to level 3	Balance December 31, 2024
In millions of COP
Assets
Debt securities
Investments negotiable
Mortgage backed securities (TIPs)	74,087	(920)	-	-	(7,515)	-	-	3,195	(5,567)	63,280
Bonds	14,284	520	-	12,814	-	-	-	16,444	-	44,062
Total negotiable investments	88,371	(400)	-	12,814	(7,515)	-	-	19,639	(5,567)	107,342
Available for- ale investments
Solidarity Securities issued by the Colombian Government (TDS)	2,664,295	-	-	2,648,355	(2,664,295)	-	-	-	-	2,648,355
Bonds	-	-	-	81,784	-	-	-	-	-	81,784
Other public debt	-	-	-	41,369	-	-	-	504,030	-	545,399
Total available for sale investments	2,664,295	-	-	2,771,508	(2,664,295)	-	-	504,030	-	3,275,538
Total debt securities	2,752,666	(400)	-	2,784,322	(2,671,810)	-	-	523,669	(5,567)	3,382,880
Derivative financial instruments
Exchange rate	1,380,991	(45,871)	-	590,691	(1,190,120)	-	(11,487)	155,582	(85,785)	794,001
Interest rate	15,621	(2,591)	-	6,910	(3,606)	-	(139)	3,909	(4,611)	15,493
Securities	2,863	-	-	51,347	(2,863)	-	-	-	-	51,347
Total derivative financial instruments	1,399,475	(48,462)	-	648,948	(1,196,589)	-	(11,626)	159,491	(90,396)	860,841
Equity securities at fair value	140,815	44,851	2,975	232,387	-	(18,516)	-	-	(2)	402,510
Investment property	574,550	68,536	-	203,767	-	-	-	-	-	846,853
Total assets	4,867,506	64,525	2,975	3,869,424	(3,868,399)	(18,516)	(11,626)	683,160	(95,965)	5,493,084
Liabilities
Derivatives
Exchange rate	170,798	48,127	-	114,412	(95,051)	-	(11,487)	3,193	(75,121)	154,871
Interest rate	11,078	(50)	-	206	(4,595)	-	(137)	27,432	(6,288)	27,646
Securities	1,852	-	-	1,278	(1,852)	-	-	-	-	1,278
Total derivatives	183,728	48,077	-	115,896	(101,498)	-	(11,624)	30,625	(81,409)	183,795
Total liabilities	183,728	48,077	-	115,896	(101,498)	-	(11,624)	30,625	(81,409)	183,795

As of December 31, 2023

	Balance, January 1, 2023	Included in earnings	OCI	Purchases	Settlement	Prepaids	Reclassifications (1)	Transfers in to level 3	Transfers in to level 3	Balance December 31, 2023
In millions of COP
Assets
Debt securities
Investments negotiable
Mortgage backed securities (TIPs)	2,928	(5,534)	-	848	(2,343)	-	77,773	415		74,087
Bonds	-	-	-	-	-	-	-	14,284	-	14,284
Total negotiable investments	2,928	(5,534)	-	848	(2,343)	-	77,773	14,699	-	88,371
Available for- ale investments
Solidarity Securities issued by the Colombian Government (TDS)	-	-	-	-	-	-	-	2,664,295	-	2,664,295
total available for sale investments	-	-	-	-	-	-	-	2,664,295	-	2,664,295
Total debt securities	2,928	(5,534)	-	848	(2,343)	-	77,773	2,678,994	-	2,752,666
Derivative financial instruments
Exchange rate	1,158,532	(60,699)	-	1,291,408	(804,780)	-	(13,559)	46,459	(236,370)	1,380,991
Interest rate	29,170	(10,693)	-	6,957	(4,593)	-	(39)	525	(5,706)	15,621
Securities	105	-	-	2,863	(105)	-	-	-	-	2,863
Total derivative financial instruments	1,187,807	(71,392)	-	1,301,228	(809,478)	-	(13,598)	46,984	(242,076)	1,399,475
Equity securities at fair value	148,169	-	20,055	-	(18,453)	(8,956)	-	-	-	140,815
Investment property	449,253	27,818	-	97,479	-	-	-	-	-	574,550
Total assets	1,788,157	(49,108)	20,055	1,399,555	(830,274)	(8,956)	64,175	2,725,978	(242,076)	4,867,506
Liabilities
Derivatives
Exchange rate	348,027	15,345	-	164,179	(329,858)	-	(13,559)	4,330	(17,666)	170,798
Interest rate	51,662	(6,296)	-	3,629	(41,002)	-	(39)	3,734	(610)	11,078
Securities	-	-	-	1,852	-	-	-	-	-	1,852
Total derivatives	399,689	9,049	-	169,660	(370,860)	-	(13,598)	8,064	(18,276)	183,728
Total assets	399,689	9,049	-	169,660	(370,860)	-	(13,598)	8,064	(18,276)	183,728

(1)Reclassifications during the period are presented by the valuation of derivatives, where the Bank records its derivatives as assets when the fair value is positive and liabilities when the fair value is negative. In addition, as of December 31, 2023, COP 90,589 of TIPS operations were reclassified, with the prior authorization of the SFC, from the classification to maturity to the classification of marketable investments.

Level 3 fair value – transfers

The following were the significant level 3 transfers at December 31, 2024:

Transfers between Level 1 and Level 2 to Level 3:

As of December 31, 2024, there were transfers to level 3 for COP 523,669 corresponding to Mortgage Securities – TIPS, bonds and other public debt. The securities do not mark price, the margin is updated and the marking days are greater than 365, therefore their current level is 3. As of December 31, 2023, there were transfers for COP 2,678,994.

Transfers of COP 128,866 and COP 38,920 were made as of December 31, 2024 and 2023, respectively, on the exchange rate and interest rate derivative contracts to level 3. They are mainly linked to the transfer of own credit risk to the credit risk of the counterparty.

Transfers between Level 3 and Level 1 and 2:

As of December 31, 2024 there were transfers from level 3 to level 2 for COP (5,567) corresponding to Mortgage Securities - TIPS. In December 2023 these securities did not register price marking and their margin was not registered by the Price Provider (Precia), therefore, their level was 3. However, for the month of December 2024 they registered historical margin provided by the Price Provider (Precia), therefore, the current level is 2. As of December 31, 2013, these transfers were not presented.

Transfer for COP (8,987) and COP (223,800) as of December 31, 2024 and 2023 respectively, of the exchange rate and interest rate derivative contracts from level 3 to level 2. It is mainly linked to a transfer of the credit risk of the counterparty to its own credit risk.

Transfers between Level 2 and Level 1 of the Fair Value hierarchy

As of December 31, 2024, the Bank transferred values from level 1 to level 2 for COP 202,779, due to the fact that in December 2023 these securities marked price in a higher proportion than that defined by the policy, therefore their level was 1; however, for December 2024 the margin is historical and provided by the price provider (Precia), therefore the current level is 2. As of December 31, 2023 the value of these transfers was COP 13,619.

All transfers are assumed to have occurred at the end of the reporting period.

Quantitative Information about Level 3 Fair Value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data.

Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized through income statement. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input.

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2024

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued by other financial institutions
TIPS	63,280	Discounted cash flow	Margin (1)	0% a 10.66%	3.61%	61,474	65,164
			Amortization table (2)	NA	NA	65,081	-
			Amortization table (2)	NA	NA	60,732	-
Solidarity Securities issued by the Colombian Government (TDS)	2,648,355	Discounted cash flow	Margin (1)	1.18%% a 1.18%	1.18%	2,639,349	2,660,301
Bonuses	167,215	Discounted cash flow	Margin (1)	0% a 5.25%	2.10%	164,781	172,140
Other bonuses	504,030	Discounted cash flow	Margin (1)	1.25% a 1.25%	1.25%	467,145	536,285
Equity securities
Equity securities	402,510	Price-based	Price	NA	NA	NA	NA
Derivative financial instruments, net
Options	66,010	Discounted cash flow	Counterparties COP (USD) (3)	0.12% a 34.75%	0.50%	65,512	66,242
Forward	428,548	Discounted cash flow	Counterparties COP (USD) (3)	0% a 20.80%	4.98%	427,979	429,124
Swaps	182,488	Discounted cash flow	Counterparties COP (USD) (3)	0% a 56.14%	4.03%	166,650	204,677

As of December 31, 2023

Financial instrument	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued by other financial institutions
TIPS	74,087	Discounted cash flow	Margin (1)	2.06% a 10.73%	5.48%	70,982	75,852
			Amortization table (2)	NA	NA	130,792	-
Solidarity Securities issued by the Colombian Government (TDS)	2,664,295	Discounted cash flow	Margin (1)	0% a 1.18%	1.17%	2,658,010	2,679,372
Bonuses	14,284	Discounted cash flow	Margin (1)	3.49% a 3.49%	3.49%	13,700	14,912
Equity securities
Equity securities	140,815	Price-based	Price	NA	NA	NA	NA
Derivative financial instruments, net
Options	73,603	Discounted cash flow	Counterparties COP (USD) (3)	0.13 % a 33.77%	0.57%	73,048	73,870
Forward	1,003,152	Discounted cash flow	Counterparties COP (USD) (3)	0% a 50.58%	7.22%	1,000,729	1,005,592
Swaps	138,992	Discounted cash flow	Counterparties COP (USD) (3)	0% a 63.39%	5.86%	139,451	138,577

(1)Margin: The margin reflects the risks not included in the reference rate, such as credit risk, and is that value which, when compounded with the reference rate, results in the discount rate used to obtain the price of the security in the transaction.
(2)Amortization table (Applies to TIPS): It is based on the cash flows generated monthly by the Colombian Securitization Company, which incorporate, among other assumptions, the delinquency and prepayment indicators, which correspond to inputs that are not observable in the market but are developed under statistical techniques and based on the history of mortgage loans in Colombia.
(3)Recovery rate and counterparties COP (USD): They refer to the recovery rates and probabilities of default of the counterparties, which are used in the estimation of the CVA/DVA adjustment in the measurement of the fair value of OTC derivative instruments.

The following table presents the valuation techniques used in measuring the fair value of the Bank's investment properties, the most significant unobservable inputs and the respective sensitivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity
Sales Comparison Approach - SCA
The process by which an indication of value is obtained for the properties under analysis by comparing them with similar properties that can be considered comparable to those under analysis, that have been recently sold (ideally) or that are on offer, identifying the appropriate units of comparison and making the necessary adjustments to make them comparable to those under appraisal, based on market-derived comparables.
Comparable Prices
The weighted average rates used in the income capitalization methodology for the third quarter of 2024 are:

•Direct capitalization: initial rate 8.14%
•Discounted cash flow: discount rate: 12,35%, terminal rate: 8,28%.

The same weighted rates for the fourth quarter of 2024 are:

•Direct capitalization: initial rate 8,13%.
•Discounted cash flow: discount rate: 12,27% terminal rate: 8,29%.

The ratio between monthly gross rent and the value of the properties managed directly by the FIC (rental rate) considering the differences in locations and individual factors between properties and on a weighted basis was 0.86% at the end of the third quarter of 2024 and 0.88% at the end of the fourth quarter of 2024.

An increase (Light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.

An increase (Light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach In this methodology the appraiser analyzes the capacity of a property to generate future benefits, which are brought to present value as an indication of value.	Direct Capitalization Discounted Cash Flows
Cost approach
A set of procedures by which an indication of the Market Value of the Full Property Right is obtained by estimating the cost of constructing, reproducing or replacing the property being appraised, including a reasonable profit, deducting depreciation from the total cost and adding the value of the land separately.
Replacement cost

There has been no change to the valuation technique during the year 2024 for each asset.

NOTA 30. CAPITAL MANAGEMENT

The Capital Management function oversees Shareholders’ equity and Bancolombia’s capital structure, aiming for value generation through businesses related to financial activities and investments.

The goal is to have the enough capital to cover unexpected losses, and developed the business plan. To do so, the Capital Management area oversees Bancolombia’s capital ratios and uses several mechanisms to optimize such ratios according to forecasted business conditions.

The monitoring of corporate investments and shareholders’equity, as well as different components of assets and associated risks, is executed for internal and external purposes. The results are presented to the Board of Directors and some support committees to make sure that all risks are properly managed and within risks appetite, guidelines, and regulation.

Bancolombia’s management has the goal of maintaining the balance between an adequate capital allocation and value generation for shareholders. This way, business opportunities can be financed with internal funding or capital markets resources.

Bancolombia’s lending and deposit-taking activities are supervisor by the SFC, and that implies complying with Decree 1477 of 2018.

This decree standardized the definitions of regulatory capital according to Basel III standards. It also updated the risk adjusted capital consumption of assets and added capital buffers. New capital measures will be implemented from the current 4.5% basic solvency level and the 9% total solvency level.

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2024.

Between 2021 and 2024, the new capital standards were fully implemented, which will require a minimum basic capital of 6% and a total capital ratio of 11.5%, according to the following formulas:

Management directs its efforts towards equity strength, maintaining solvency indicators above the regulatory requirements. In accordance with the provisions of paragraph 5 of External Circular 025 of 2020, the Bank applied the international standards of the Basel Committee on Banking Supervision (known as Basel III), for the calculation of the solvency and technical equity ratio, obtaining the following results for the year 2024:

Technical Capital
BANCOLOMBIA SA	December 31, 2024	December 31, 2023
Deductions Ordinary Basic Equity Net	34,262,695	30,509,621
Additional Basic Equity	-	-
Additional Equity	5,521,257	5,536,933
Technical Equity Deductions	-	-
Technical Equity	39,783,951	36,046,554
Total Assets Weighted by Level of Credit Risk	171,067,751	165,206,920
Total Market Risk	16,478,209	10,730,322
Total Operational Risk	26,985,742	23,426,846
Leverage Value	274,218,726	257,345,483
Capital ratio	12.49%	11.86%
Basic solvency ratio	15.97%	15.30%
Combined buffer	11.47%	10.80%
Additional Basic Solvency Ratio	15.97%	15.30%
Total Solvency Ratio	18.54%	18.08%

Calculations based on the new definitions of Decree 1477 of 2018.
NOTE 31. SUBSEQUENT EVENTS

The financial statements of Bancolombia S.A. for the year ended December 31, 2024 were approved by the Board of Directors for issuance on February 18, 2025.

On January 13, 2025, the Bank, in development of the procedures for the evolution of the corporate structure of Bancolombia and its subordinates through the creation of a parent company Grupo Cibest S.A. (“Grupo Cibest”), and the performance of corporate transactions (the “Changes in the Corporate Structure”), and in accordance with the provisions of the applicable regulations, announced: (i) the notice of merger by absorption by Bancolombia of the Beneficiary Company BC Panamá S.A.S., (ii) the notice of partial spin-off of Banca de Inversión Bancolombia S.A. for the benefit of Bancolombia, and (iii) the notice of partial spin-off of Bancolombia for the benefit of Grupo Cibest.

RISK MANAGEMENT
The Bank's comprehensive risk management is developed in compliance with current regulations and internal standards defined by the Board of Directors, in relation to credit and/or counterparty, market, liquidity and operational risk, among others.

Under the scope of the External Circular (CE018) issued by the SFC in September 2021 on the “Comprehensive Risk Management System (SIAR)”, the instructions contained in paragraph 10 of Part II of Chapter XXXI were incorporated into compliance. related to the aggregation of risk data and presentation of reports, which came into effect on December 31, 2023. In addition, the implementation of the instructions applicable to the management of the interest rate risk of the banking book (RTILB), considering the testing period and the entry into force in December 2024.

The Board of Directors knows and approves the resources referred to in CE 018, and the Bank's governance structure associated with risk management, and has the support of the Risk Committee to carry out its supervisory functions. as the body in charge of accompanying the Board in the approval, monitoring and control of policies, methodologies, tools, guidelines and strategies for the identification, measurement, control and mitigation of risks.

On the other hand, aware of the importance of human talent to promote a risk culture, the Corporate Risk Vice Presidency has highly qualified human talent to comprehensively and adequately manage the different risks to which the organization is exposed, to achieve this. has accomplished with the training plan in accordance with the defined knowledge maps, which it focuses on the development of competencies required to fulfill their responsibilities.

Credit Risk

Credit risk is the probability that the entity will incur losses due to i) non-compliance with the financial obligations taken by the counterparty, issuer or debtor, ii) deterioration due to the decrease in their risk rating, iii) the reduction of profits and remunerations and iv) the benefits delivered in restructuring and recovery costs.

The information included below presents the maximum exposure to credit risk as of December 31, 2024 and 2023:

In millions of Colombian pesos	December 31, 2024	December 31, 2023
Credit portfolio and financial leasing operations	191,927,705	182,921,469
Debt securities	21,310,688	13,577,158
Equity investments (1)	445,356	180,744
Derivatives (2)	917,173	1,791,164
Subtotal maximum credit risk exposure	214,600,922	198,470,535
Financial guarantees	7,812,238	8,570,464
Total maximum credit risk exposure	222,413,160	207,040,999

(1) For equity investments, the book value to be disclosed corresponds to the Other financial instruments.
(2) For derivative transactions, counterparty risk is revealed as long as the valuation is positive. Therefore, the value described here differs from the book value.
The maximum exposure to credit risk of the financial leasing portfolio and operations corresponds to its carrying amount at the end of the period without considering any guarantee received or other credit improvements.

The maximum exposure to credit risk of financial guarantees corresponds to the total balance granted at the end of the period, which is why it does not reflect the expected results.
The maximum exposure to credit risk of derivatives corresponds to the market value (mark to market) at the end of the period without considering any guarantee received or other credit improvements.

The maximum exposure to credit risk of debt securities and equity investments corresponds to their book amount at the end of the period without considering any guarantee received or other credit improvements.

Credit Risk Management – loan portfolio and Leasing operations

Risk management in the cycles of the different types of credit operations, it develops by complying with the policies, procedures and methodologies stipulated in the Credit Risk Management System, which also contains the general criteria for evaluating, qualifying, assuming, controlling and covering the mentioned risk. In addition, the administration has developed process and method manuals that specify the policies and procedures for the different products and segments served by the entity, and realize the strategy approved by the Board of Directors for the monitoring and control of credit risk.

In accordance with the above, part of the credit risk management policies are those stipulated for the credit exposure limit, credit origination, guarantees and securities, provisions, and portfolio monitoring and collections. Below is a brief description of the mentioned policies:

●Credit Exposure Limit Policy: contains the guidelines regarding the establishment of credit exposure limits and levels. Is set in compliance with legal requirements and in accordance with the entity's internal guidelines.

●Credit origination Policy: with this policy, the broad and sufficient knowledge of the characteristics of potential clients, the proper selection of these and the optimal granting levels consistent with their capacities is sought.

●Guarantees Policy: this policy specifies the guarantees provided by the clients to the entity, the characteristics, and criteria to accept and evaluate them to mitigate the risk associated with the non-compliance of the agreed upon obligations.

●Provisions Policy: this policy underlines the compliance of legal guidelines, what is stipulated by the Bank and the analysis of clients regarding the actions which must be taken, to cover the risk of losses due to credit exposure.

●Monitoring Policy*: It contains all the following activities that the bank use to monitoring the customer with their information, the purpose of this is review the correct evolution of credit risk. These activities require an specific classification process of credits operations and are consistent with the policies implemented for new credits.
* Follow-up: Knowledge of the client's situation during the life of the credit.

●Portfolio recovery policy**: through the definition of this policy, the Bank's objective is to establish those mechanisms that allow it to anticipate possible delays and carry out the recovery of the portfolio, that is, to minimize the impacts that result from late or non-compliance with payments, Additionally, this policy define all the activities and aspects that the bank has been considered as customer reconciliation management to make it possible to obtain information and create with this some models to make the necessary estimates for monitoring and estimating losses.
**Recovery: Collection management during the different stages of the same.
The Bank's credit risk management is carried out in all processes of the credit cycle, these processes are framed as follows:

●Credit origination: customer knowledge, payment capacity analysis, sectoral analysis, payment behavior and credit structuring.

●Behavior: knowledge of the client's situation during the credit life.

●Recovery: collection during the different stages.

Scoring and rating models based on statistical information or expert criteria are used to support credit origination processes. This allows a differentiation of the risk level of potential clients to support decision making.

The Vice Presidency of Risks defines and documents the characteristics of the models that are used in the process of credit origination. Also, defines parameters, variables and the cut-off points that applied in each model. At least every six months, the Vice Presidency of Risks must do the backtesting1 of the scoring and rating models, used in the credit origination process to validate their effectiveness. Additionally, monthly the entire credit portfolio
1 Statistical procedure used to validate the quality and accuracy of a model, by comparing actual results and risk measures generated by the models must be rated with the reference models and days past due, in order to assess the credit risk of each debtor and the allocation of bank provisions.

In addition to the evaluation and qualification of the portfolio, monthly provisions serve as a measure of the current condition of the portfolio, the parameters for their calculation are found in chapter 2 of Circular 100 of 1995 of the Financial Superintendence of Colombia, where define two matrices (A and B) for assigning the probability of default of the commercial and retail portfolio, a calculation that is made taking into account the rating, and in the commercial portfolio, the value of the client's assets, and in that of consumption, the historical behavior of the client's payments. For the remaining modalities, the portfolio is classified by risk level and then the provision percentage is calculated according to the days past due.

In order to guarantee compliance with the regulations established with respect to individual credit and concentration limits, the Bank carries out continuous monitoring of the concentration of risk groups, as well as daily control of the exposures of the different risk groups, evaluating the legal limits of indebtedness.

Additionally, there are internal concentration limits for the following classifications:

●Concentration analysis by country: the country risk for a client will be the one where the economic activity of the client take place to generate the resources to pay the credit obligation.

●Sector concentration analysis: carried out through the economic sector defined by the international ISIC code1

●Concentration analysis by modality: refers to the portfolio modality of each agreement (commercial, retail, microcredit and mortgage credit).

The Bank has models based on the optimization of risk and profitability, to determine the different levels of concentration of portfolios, also based on international references determined with external risk rating agencies that allow the analysis of concentration levels in different geographies.
Country Risk
The comprehensive risk management system (SIAR) includes the country risk management framework, which refers to the possibility of a company incurring losses as a result of financial operations abroad due to adverse economic and/or socio-political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.
The framework has guidelines, processes and methodologies that periodically evaluate the country risk to which it is exposed in its equity investments, such as those made in
1 ISIC: International Standard Industrial Classification of all economic activities.

jurisdictions other than Colombia that could have a high economic materiality, individually or aggregated by country, and whose purpose is to remain in the country.

Country risk management includes different stages to identify, measure, control and monitor the risk to which the bank is exposed. This management also takes into account the business plan, the nature of the operations, their materiality, the current and future vocation, as well as the characteristics of the country in which the investment is made. Similarly, the management is supported by policies and strategies that are proposed by the Vice Presidency of Risks and approved by the Board of Directors.

The definition of investment appetite takes into account the assessment of country risk as defined in the SIAR and must ensure compliance with solvency and liquidity indicators, seeking to be consistent with the strength and financial health of the entity.

At the end of 2024, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. A positive variation of 16% in the portfolio value was presented, mainly due to the operation results and exchange rate variation.

a.Credit Quality Analysis - loans and Financial Leases portfolio

Credit risk rating system

Its main goal is to determine the client’s credit risk profile, which is given by the result of a rating.

The institutional or legal entities portfolio rating is performed through a Rating model, based on the analysis of quantitative and qualitative variables, which could affect the payment of the financial commitments acquired by a client. This model is performed in the early stage of the credit process, it is updated every six months and includes credit risk variables, which could be summarized in the customer's financial performance measured from financial figures and payment capacity, payment behavior with the Bank and with other entities, and qualitative variables that are not explicit in the financial statements.

For the retail portfolio there is a rating model based on a score, which contains the last 12 months behavior variables, such as overdue, product counts, changes in the initial credit conditions, among others, gathering all this information the rating model gives a score, which will be categorized by a credit risk level, to identify the level of risk associated with the client.

For the Bank, the following credit risk levels have been determined to group customers according to their payment behavior:

Risk Level	Description
A – Normal Risk
Loans and financial lease operations that have an excellent payment behavior. The debtor's financial statements and cash flows forecast, as well as other available financial information, it allows inferring an adequate payment capacity.

B - Acceptable Risk
Loans and financial lease transactions, even though they have an acceptable payment behavior, present some weakness that could potentially temporarily or permanently affect the debtor's ability to pay.

C - Appreciable Risk	Loans and financial lease operations that present deficiencies in the debtor's payment capacity or in its cash flow forecast, which could affect the normal payment of the obligation.
D – Significant Risk	Loans and financial lease transactions that have the same deficiencies than category "C", for a longer period, therefore its payment probability is low.
E – Uncollectible	Loans and financial lease obligations in this category are considered uncollectible.

The Bank’s loan and financial lease portfolio distribution by the end of the period, according to the credit risk levels mentioned above, is shown below:

	December 31, 2024		December 31, 2023
In millions of COP
Risk Level	In Millions of COP	Amount %	In Millions of COP	Amount %
A – Normal Risk	173,994,888	91%	167,528,602	92%
B – Acceptable Risk	3,460,917	2%	3,485,959	2%
C – Appreciable Risk	3,144,840	2%	2,152,771	1%
D – Significant Risk	4,803,267	3%	4,205,323	2%
E – Uncollectible	6,523,793	3%	5,548,814	3%
Total	191,927,705	100%	182,921,469	100%

Additional provisions

Additional individual provisions:

An individual review is carried out on significant clients with impairment, to determine whether they need an additional individual provision, based on their risk. At the end of December 2024, this provision amounts to COP 436,345 MM.

Portfolio monitoring

•Retail and SME Banking:

At the end of December 2024, the total balance of the personal and SME portfolio increased by 1.3% compared to December 2023, while the non-performing loan portfolio decreased by 6.4% over the same period. This resulted in an NPL ratio of 6.9%, a reduction of 50 basis points compared to the NPL ratio in December of the previous year. Regarding the personal segment, these results are due to improved performance in the origination of vintage curves primarily in the consumer products category. Additionally, they are the outcome of strategies implemented for the containment and recovery of the portfolio with higher risk levels. Additionally, the past-due portfolio for the SME segment grew by 19% compared to December 2023, reflecting the macroeconomic challenges faced by small businesses in the country throughout 2024. For this reason, we will continue to implement portfolio monitoring and containment strategies in order to reduce deterioration an anticipate the different risks that may materialize in the portfolios.

•Corporate banking:

By December 2024, the Corporate Business has continued its trend in portfolio loans, increasing by 10.29% compared to December 2023. This increase is partly explained by an 8.47% rise in disbursements made by corporate clients during the same period.
However, a deterioration in credit quality was observed, with a 30-day past due portfolio indicator reaching 2.54% at the end of 2024, which represents an increase of 0.31 bp compared to December 2023.

Additionally, the coverage of past-due loans with provisions remains at healthy levels, exceeding 149.5% by December 2024, demonstrating a strong provision buffer.

Monitoring sectoral alerts, macroeconomic changes and political environment

During the year 2024 various monitoring and collection strategies were implemented across all segments to anticipate future risks and impacts on the portfolio. Comprehensive monitoring of the economic sectors in which the Bank participates continued, analyzing the behavior of macroeconomic, sectorial, financial and transactional variables to address the uncertain environment generated by the macroeconomic situation.
Throughout the past year, a greater impact was observed on clients in the SME segment and to a lesser extent in the business segment, where the main alerts continue to be a result of macroeconomic variables such as high interest rates and low economic growth, added to sectorial alerts that have been impacting portfolios such as health, construction and commerce.
On the other hand, the natural person portfolio has been showing a more stable behavior compared to what was observed in the previous year, showing a good recovery due to better originations and collection results.

Description of the credit portfolio and financial leasing operations portfolio

In order to carry out the evaluation and management of credit risk, credits and financial leasing operations have been classified into commercial and financial leasing (see Note 2-E.5.6.1.4), consumption (see Note 2-E..5.6.1.2), housing (see Note 2-E. 5.6.1.1) and microcredit (see Note 2-E.5.6.1.3).

Analysis of the behavior and deterioration of the loan portfolio and financial leasing operations

At the end of December 2024, the Bank's portfolio registered a growth of 4.92% compared to 2023. Below are the general aspects for each portfolio type:

•The commercial portfolio including Financial Leasing as of December 2024 stood at COP 128.9 billion, registering an increase of 6.01% compared to 2023, explained by a lower growth dynamic in the last year.

92.1% of the gross balance of the loan portfolio in this modality corresponds to a portfolio classified as normal credit risk.

The consumer portfolio closed at COP 37.1 billion with a decrease of 4.46% compared to the previous year, a situation that is due to the country's economy during the year.

84.29% of the portfolio is classified as normal credit risk.

•In microcredit, the portfolio stood at COP 656,350 million, registering an increase of 19.84% compared to 2023.

Regarding exposure to credit risk in this modality, 89.46% of the gross balance corresponds to normal credit risk.

•At the end of 2024, the housing portfolio closed at COP 25.1 billion, presenting a growth of 15.21% compared to the previous year.

93.82% of the portfolio is classified as normal credit risk.

The exposure registered in the watch list at the end of December 2024 and 2023 is consolidated with the Financial Leasing portfolio.

As 31 december of 2024

Watch List
In millions of COP
Risk Level	Amount		% Allowance
Level 1 – Low Risk	11,128,412	0.80%	89,178
Level 2 – Medium Risk	3,471,001	9.39%	325,842
Level 3 – High Risk	2,716,725	56.15%	1,525,474
Level 4 – High Risk	4,059,415	69.45%	2,819,124
Total	21,375,553	22.27%	4,759,618

As 31 december of 2023

Watch List
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	12,292,358	0.81%	99,252
Level 2 – Medium Risk	2,131,768	7.64%	162,766
Level 3 – High Risk	1,928,851	49.21%	949,254
Level 4 – High Risk	3,589,466	71.60%	2,569,887
Total	19,942,443	18.96%	3,781,159

Loan Portfolio Guarantees and Financial Leasing Operations

Guarantees refer to the collateral provided by clients that enable the organization to mitigate credit risk by serving as an alternative source for the payment of loans granted in events of client default. These are considered admissible and suitable when they meet the following conditions:

•Their economic value is sufficient to cover the amount of the obligation they support according to technical and objective criteria.
•They grant the entity a preference or a better right to obtain payment of the obligation, constituting an effective backup.
•A reasonable and effective guarantee that can be executed rapidly.
•They are a source of payment that sufficiently addresses the obligation upon the organization's request.
•Guarantees provided by the National Government that have certified budget appropriation and approved by the competent authority.

The Bank has developed criteria for the requirement of guarantees, which are established according to the modalities of the loan portfolio. Likewise, it has set the coverages by type of guarantees and the necessary aspects in their maintenance, such as their legalization and registration, the performance of appraisals by experts with objective criteria, the obligation to insure those assets that are susceptible to loss or deterioration, the exercise of their custody and the necessary procedures for their cancellation.

The information included in the table reveals the nature of the guarantees and the balances covered by them for the loan portfolio and financial leasing operations classified in the modalities of commercial, consumer, microcredit, housing, and financial leasing.

As of December 31, 2024

Nature of the Guarantee	Value Covered by Guarantee
	Commercial	Consumer	Mortgage	Small business loans	Financial Leasing	Total
In millions of COP
Real Estate and Residential Properties	10,484,908	515,931	22,124,987	2,600	128,293	33,256,719
Properties Given in Real Estate Leasing	-	-	-	-	15,810,680	15,810,680
Properties Given in Non-Real Estate Leasing	-	31	-	-	8,867,539	8,867,570
Standby Letters of Credit	1,521,903	-	-	-	-	1,521,903
Guarantee Fund	3,653,582	37	-	251,828	45,703	3,951,150
Collection Rights	6,558,731	34	-	-	80,729	6,639,494
Other Collaterals (Pledges)	1,932,363	3,969,318	-	24	3,855	5,905,560
Unsecured (Overdraft Balance)	78,672,084	32,645,100	3,038,211	401,898	1,217,336	115,974,629
Total Loan Portfolio and Financial Leasing	102,823,571	37,130,451	25,163,198	656,350	26,154,135	191,927,705

As of December 31, 2023

Nature of the Guarantee	Value Covered by Guarantee
	Commercial	Consumer	Mortgage	Small business loans	Financial Leasing	Total
In millions of COP
Real Estate and Residential Properties	10,367,215	563,856	19,550,039	4,999	162,364	30,648,474
Properties Given in Real Estate Leasing	-	-	-	-	15,786,804	15,786,802
Properties Given in Non-Real Estate Leasing	-	26	-	-	9,387,871	9,387,897
Standby Letters of Credit	1,046,563	-	-	-	45	1,046,608
Guarantee Fund	4,011,873	191	-	52,212	60,490	4,124,766
Collection Rights	6,269,408	18	-	-	33,518	6,302,944
Other Collaterals (Pledges)	1,653,431	3,812,053	-	77	25,007	5,490,568
Unsecured (Overdraft Balance)	72,266,332	34,486,369	2,290,219	490,389	600,100	110,133,410
Total Loan Portfolio and Financial Leasing	95,614,822	38,862,513	21,840,258	547,677	26,056,199	182,921,469

The Execution of Guarantees

Guarantees are recognized in the income statement when effective possession of the asset is held.

The guarantees represented in real estate or movable goods is received based on a commercial appraisal, and those transfers, such as shares or participations, are received based on market value.

As of December 31, 2024 and 2023, the guarantees that were taken possession during the period totaled COP 258,487 and COP 270,680, respectively.

The Bank classifies the guarantees after the exchange operation according to the intended use, as follows:

•Assets held for sale.
•Other marketable assets.
•Other non-marketable assets.
•Financial instruments (investments).
•Property and equipment.
•Inventories.

The guarantees classified as assets held for sale are those expected to be sold within the next 12 months. When market restrictions prevent their execution in less than 12 months and this period is extended, retroactive depreciation must be performed to decrease the net assets value.

c. Credit risk concentration of loan portfolio and financial leasing operations

The Bank performs its credit risk concentration analysis by monitoring the portfolio by groupings such as: maturity, age of default, rating, modality, sector and country as shown below:

•Concentration of credits due to maturation

The following table shows the maturation ranges, understood as the remaining term for the termination of the contract of the credit portfolio and financial leasing operations at the end of the year 2024, where it can be seen that the highest concentration (53%) is found in the portfolio with a maturity of 1 to 5 years:

December 31, 2024

Maturation	1 year o less	From 1 to 5 years	From 5 to 10 years	More than 10 years	Total
In millions of COP
Commercial	28,810,198	56,936,943	16,455,858	620,572	102,823,571
Consumption	1,286,194	31,948,291	3,755,342	140,624	37,130,451
Mortgage	34,787	1,661,104	4,541,722	18,925,585	25,163,198
Small business loans	37,514	611,789	6,974	73	656,350
Financial leasing	2,484,265	11,403,859	7,394,775	4,871,236	26,154,135
Total	32,652,958	102,561,986	32,154,671	24,558,090	191,927,705

December 31, 2023

Maturation	1 year o less	From 1 to 5 years	From 5 to 10 years	More than 10 years	Total
In millions of COP
Commercial	28,741,018	52,321,953	13,715,948	835,903	95,614,822
Consumption	1,933,889	33,080,576	3,820,686	27,362	38,862,513
Mortgage	29,035	1,515,918	4,183,643	16,111,662	21,840,258
Small business loans	52,708	484,864	10,024	81	547,677
Financial leasing	2,618,280	10,736,771	8,075,399	4,625,749	26,056,199
Total	33,374,930	98,140,082	29,805,700	21,600,757	182,921,469

•Concentration of credits by age of default

The details of the credits are shown below according to the days due, with overdue credits understood as those credits that are from the 31st day of maturity onwards. It is highlighted that 95.1% of the portfolio is concentrated in the range 0 to 30 days:

December 31, 2024

Expiration days
Period	0 - 30 days	31 - 90 days	91 - 120 days	121 - 360 days	Más de 360 days	Total
In millions of COP
Commercial	98,948,269	435,644	261,689	1,237,735	1,940,234	102,823,571
Consumption	34,070,598	1,215,039	429,235	1,253,258	162,321	37,130,451
Mortgage	23,754,127	510,838	136,023	414,029	348,181	25,163,198
Small business loans	604,112	17,278	7,117	23,807	4,036	656,350
Financial leasing	25,200,063	247,583	57,394	269,882	379,213	26,154,135
Total	182,577,169	2,426,382	891,458	3,198,711	2,833,985	191,927,705

December 31, 2023

Expiration days
Period	0 - 30 days	31 - 90 days	91 - 120 days	121 - 360 days	Más de 360 days	Total
In millions of COP
Commercial	92,422,930	358,041	173,983	1,498,621	1,161,247	95,614,822
Consumption	35,016,614	1,699,931	596,199	1,475,954	73,815	38,862,513
Mortgage	20,585,728	572,902	94,333	316,851	270,444	21,840,258
Small business loans	466,692	30,322	11,089	36,941	2,633	547,677
Financial leasing	25,212,587	251,600	56,146	195,133	340,733	26,056,199
Total	173,704,551	2,912,796	931,750	3,523,500	1,848,872	182,921,469

•Concentration of credits by modality

The composition of the credit portfolio in the commercial, consumption, Small business loans, Mortgage and financial leasing modalities for the period ending in December 2023 is as follows:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Commercial	102,823,571	95,614,822
Corporate	51,465,403	46,056,170
Pyme	13,331,823	13,264,333
Other	38,026,345	36,294,319
Consumption	37,130,451	38,862,513
Credit Card	7,743,666	7,902,173
Vehicle	4,397,615	4,431,696
Payroll loans	4,680,235	4,567,328
Other	20,308,935	21,961,316
Mortgage	25,163,198	21,840,258
VIS	9,920,821	7,992,579
No VIS	15,242,377	13,847,679
Small business loans	656,350	547,677
Financial leasing	26,154,135	26,056,199
Total gross credit portfolio and financial leasing operations	191,927,705	182,921,469
Total deterioration	(13,829,166)	(12,892,352)
Total Loan Portfolio and net Financial Leasing	178,098,539	170,029,117

•Concentration of credits by economic sector

The following is the detail of the credit portfolio by the debtor's main economic activity for the period ending in December 2024 and 2023:

As of December 31, 2024

Economic Sector	Loans			Provision			Total, net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Agriculture, forestry, fishing and hunting	6,172,992	111,839	218,690	492,571	31,211	14,687	5,965,052
Customer portfolio for natural person	59,919,891	673,649	553,646	5,673,167	149,810	58,976	55,265,233
Commerce, restaurants and hotels	20,737,173	262,407	196,473	1,734,186	86,469	30,370	19,345,028
Construction and civil works	13,509,454	300,365	96,554	1,547,237	144,993	26,980	12,187,163
Electricity, gas and water	13,076,543	197,055	15,374	302,760	8,585	304	12,977,323
Exploitation of mines and quarries	3,588,656	33,111	3,251	123,097	1,896	720	3,499,305
Government	8,083,245	111,663	24,077	97,297	1,587	427	8,119,674
Manufacturing	11,630,300	172,571	623,609	726,637	32,846	15,516	11,651,481
Paper, wood and cardboard	1,346,864	19,533	98,406	54,473	2,898	2,393	1,405,039
Plastics	1,444,102	14,001	59,816	51,686	1657	1,817	1,462,759
Chemical production	543,139	6,295	3,988	25,483	1,337	256	526,346
Social and personal communal services	8,452,677	99,921	322,871	567,351	17,972	10,723	8,279,423
Professional advisory services and business services	7,543,405	91,727	103,716	574,031	23,992	11,895	7,128,930
Financial services, real estate, business	19,618,895	190,881	380,409	394,020	16,539	14,662	19,764,964
Textile	1,690,302	18,723	39,140	174,601	6,030	3,263	1,564,271
Transport and communications	9,300,313	112,343	113,650	547,467	13,109	9,182	8,956,548
Total	186,657,951	2,416,084	2,853,670	13,086,064	540,931	202,171	178,098,539

As of December 31, 2023

Economic Sector	Loans			Provision			Total, net
	Capital	Interest and/or financial component	Other items	Capital	Interest and/or financial component	Other items
In millions of COP
Agriculture, forestry, fishing and hunting	6,072,106	127,878	196,145	407,931	19,565	10,532	5,958,101
Customer portfolio for natural person	57,428,453	820,820	202,054	5,929,537	167,815	46,959	52,307,016
Commerce, restaurants and hotels	21,114,766	311,416	156,400	1,416,761	65,724	24,089	20,076,008
Construction and civil works	15,395,250	394,429	98,553	1,357,966	70,472	25,778	14,434,016
Electricity, gas and water	11,553,630	214,982	73,064	263,090	7,483	980	11,570,123
Exploitation of mines and quarries	3,660,308	43,327	25,670	153,154	921	738	3,574,492
Government	5,890,945	113,309	20,513	71,829	1,750	499	5,950,689
Manufacturing	10,796,348	202,989	677,977	454,876	17,148	14,230	11,191,060
Paper, wood and cardboard	1,143,023	14,878	16,978	41,411	2,090	875	1,130,503
Plastics	1,304,004	17,062	53,315	30,348	694	1,054	1,342,285
Chemical production	456,178	8,928	24,779	25,445	1,563	490	462,387
Social and personal communal services	8,906,994	134,171	191,884	495,875	20,105	7,188	8,709,881
Professional advisory services and business services	7,616,205	115,893	148,570	503,129	22,186	10,519	7,344,834
Financial services, real estate, business	17,719,745	249,928	664,698	362,578	4,063	34,009	18,233,721

Textile	1,651,758	26,641	48,196	192,638	9,370	4,678	1,519,909
Transport and communications	6,654,758	83,943	77,608	569,707	10,259	12,251	6,224,092
Total	177,364,471	2,880,594	2,676,404	12,276,275	421,208	194,869	170,029,117

•Credit concentration by risk country

The information included below corresponds to the concentration of the credit portfolio and financial leasing operations, detailing the participation that the countries in which the Bank's clients are located have with respect to the total credit portfolio:

	December 31, 2024	December 31, 2023
Country	Stake	Stake
Colombia	98.92%	98.94%
Guatemala	0.55%	0.52%
Costa Rica	0.0%	0.0%
Perú	0.08%	0.07%
Panamá	0.37%	0.38%
Other countries	0.09%	0.09%
Total	100%	100%

d. Credit quality due to default and deterioration – loan portfolio and financial leasing operations

The information for current, delinquent or impaired financial assets is presented below:
As of December 31, 2024

Risk category	Loans current and without deterioration	Loans in default and without impairment	Current loans with some type of deterioration	Delinquent and impaired loans	Total
A – Normal risk	173,568,608	245,348	155,631	25,301	173,994,888
B – Acceptable risk	2,332,015	740,142	154,796	233,964	3,460,917
C – Appreciable risk	947,737	313,438	1,416,306	467,359	3,144,840
D – Significant risk	568,371	185,290	804,941	3,244,665	4,803,267
E – Unrecoverable risk	860,080	242,971	1,768,683	3,652,059	6,523,793
Total	178,276,811	1,727,189	4,300,357	7,623,348	191,927,705

As of December 31, 2023

Risk category	Loans current and without deterioration	Loans in default and without impairment	Current loans with some type of deterioration	Delinquent and impaired loans	Total
A – Normal risk	166,991,585	329,182	173,146	34,689	167,528,602
B – Acceptable risk	1,496,642	1,099,717	674,566	215,034	3,485,959
C – Appreciable risk	646,264	498,747	543,146	464,614	2,152,771
D – Significant risk	273,871	186,735	721,782	3,022,935	4,205,323
E – Unrecoverable risk	387,455	159,790	1,796,095	3,205,474	5,548,814
Total	169,795,817	2,274,171	3,908,735	6,942,746	182,921,469

To estimate the deterioration of the Bank's loan portfolio and financial leasing operations, the economic conditions and trends of the client's industry, the analysis of payments made against the contractual conditions, events that may negatively affect the client's payment capacity, among others.

The portfolio quality indicators show a variation compared to the previous year, since the overdue coverage (Total Capital Provision / Overdue Portfolio Capital Balance) at the end of the year amounts to 146.98%, compared to 139.76% in 2023. Regarding The provision levels (Total Capital Provision/Total Portfolio) at the end of the year amount to 7.01% and 6.92% in 2023. The variation in the level of coverage and the level of provision is mainly explained by the deterioration in the external ratings of clients presented during 2024. The B+ indicator for the end of 2024 amounts to a 9.21% increase compared to the end of 2023 where It stood at 8.3%, mainly explained by the increase in the indicator in the commercial and Consumption portfolio. Commercial goes from 6.7% to 7.90% in 2024, Consumption goes from 14.8% to 15.7%, Mortgage from 4.8% to 6.2% and Microcredit from 17.8% to 10.5%.

The evaluation of clients is carried out monthly based on the days of default at the end of each month, in order to assess the credit risk of each debtor, in accordance with what is established by the Financial Superintendency. Additionally, in the months of May and November, clients are reviewed in the Portfolio Rating process, in accordance with the provisions of the SIAR manual, Credit Risk Management Framework (Chapter 4).

e.Credit Risk Management – investment financial instruments

Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:

•Term Limits: each borrower is evaluated by the Risk Committee, in which the result of the authorized model for this type of borrower is reviewed (quantitative and qualitative variables), which allows the Committee to establish the maximum term for which the Bank wishes to have exposure.

•Credit Limits: limits approved under the model and with authorization from the Risk Committee, as well as the exposure, are monitored in line or batch, in such a way that the presentation of excesses is mitigated.

•Counterparty Limits: these limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.

•Master Agreement: these bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.

•Margin Agreements: for OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•Counterparty Alerts: there are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.

f.Credit Quality Analysis - Other Financial Instruments:

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Bank relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank.

External credit rating system: is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.

Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative and quantitative variables at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.
•Credit Quality Analysis of the Bank

Maximum Exposure to Credit Risk	Debt Instruments		Equity		Derivatives*
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In millions of COP
Low Risk	21,200,354	13,428,125	131,798	126,955	825,215	1,678,202
Medium Risk	107,402	146,155	-	-	1,782	316
Hihg Risk	2,932	2,879	-	-	3,739	17,327
Without Rating	-	-	313,558	53,788	86,437	95,319
Total	21,310,688	13,577,159	445,356	180,743	917,173	1,791,164
Note: A negative value corresponds to positions with a negative valuation.
In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: all investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.

Medium Risk: all speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.

High Risk: all positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

•Financial credit quality of other financial instruments that are not in default nor impaired in value

-Debt instruments: 100% of the debt instruments are not in default.
-Equity: the positions do not represent significant risks.
-Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•Maximum exposure level to the credit risk given:

Maximum Exposure to Credit Risk	Maximum Exposure		Collateral		Net Exposure
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In Millions of COP
Debt Instruments	21,310,688	13,577,159	(1,156,623)	(1,287,392)	20,154,065	12,289,767
Derivatives	917,173	1,791,164	589,098	698,663	328,075	1,092,502
Equity	445,356	180,743	-	-	445,356	180,743
Total	22,673,217	15,549,066	(1,745,721)	(588,729)	20,927,496	13,563,012

Note: In December of 2023 derivative collateral received from counterparties was COP 698,663 and in December of 2024 derivative collateral received from counterparties was COP 589,098. In debt instruments the collateral corresponds to Repo, Simultaneous or TTvs transactions.

•Analysis of the maturity of other financial instruments past due but not impaired
-Debt instruments: portfolio does not present past due nor impaired assets.
-Equity: portfolio does not present impaired assets.
-Derivatives: the past due assets are not material.

•The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:

Debt instruments

Maximum Exposure to Credit Risk	Exposure		Impairment		Final Exposure
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In millions of COP
Held for trading	13,866,824	6,942,468	-	-	13,866,824	6,942,468
Available-for-sale	3,326,813	3,211,425	3,395	3,208	3,323,418	3,208,217
Held-to-maturity	4,117,051	3,423,265	8,511	8,985	4,108,540	3,414,280
Total	21,310,688	13,577,158	11,906	12,193	21,298,782	13,564,965
Equity

Maximum Exposure to Credit Risk	Exposure		Impairment		Final Exposure
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In millions of COP
Fair Value through profit or loss.	279,966	2,701	-	-	279,966	2,701
Equity Value through other comprehensive income.	8,059	7,508	-	-	8,059	7,508
Equity Value through other comprehensive income.	157,331	170,534	-	-	157,331	170,534
Total	445,356	180,743	-	-	445,356	180,743

Collateral- other financial instruments:

Level of collateral: respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.

Assets held as collateral in organized markets: the only assets that can be received as collateral are those defined by the central counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by the Bank, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.

Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA) 1 and with fulfillment in cash in dollars and managed by Citibank N.A. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.

Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:

-    With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.

-    For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.

-    For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA (International Swaps and Derivatives Association)2 and GMRA (Global M
1 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over the counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).
2 ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.

aster Repurchase Agreement)1 both for OTC derivatives and securities financing transactions.

-    For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.

-    For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.

-    The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.
g. Credit risk concentration - other financial instruments:
According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank’s companies where the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of the Bank are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the Bank risk appetite.

•Risk exposure by economic sector and risk region:

Maximum Exposure to Credit Risk	Debt Instruments		Equity		Derivatives
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
In millions of COP
Sector Concentration
Corporate	1,484,877	1,025,184	23,530	36,816	359,546	947,891
Financial	4,142,512	3,821,860	143,572	141,226	309,248	840,694
Government	15,683,299	8,730,115	-	-	-	-
Funds ETF	-	-	278,254	2,701	248,379	2,579
Total	21,310,688	13,577,159	445,356	180,743	917,173	1,791,164
Concentration by Region
North America	1,467,673	1,424,466	-	-	130,081	313,114
Latin America	19,843,015	12,152,693	167,102	178,042	423,979	1,005,914
Europe	-	-	-	-	140,442	469,557
Others (Includes Funds and ETF)	-	-	278,254	2,701	222,671	2,579
Total	21,310,688	13,577,159	445,356	180,743	917,173	1,791,164

•Risk exposure by credit rating:
1 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

Maximum Exposure to Credit Risk
In millions of COP
Rating Risk	Rating Scale*	December 31, 2024		December 31, 2023
Low Risk	Sovereign Risk	14,192,240	62.6%	7,305,648	46.9%
Low Risk	AAA	7,241,893	31.9%	6,639,565	42.7%
Low Risk	AA+	196,918	0.9%	283,336	1.8%
Low Risk	AA	107,982	0.5%	201,229	1.3%
Low Risk	AA-	29,360	0.1%	168,942	1.1%
Low Risk	A+	123,794	0.5%	148,392	1.0%
Low Risk	A	33,982	0.1%	122,090	0.8%
Low Risk	A-	127,925	0.6%	149,047	1.0%
Low Risk	BBB+	67,966	0.3%	199,422	1.3%
Low Risk	BBB	17,999	0.1%	12,778	0.1%
Low Risk	BBB-	17,309	0.1%	2,832	0.0%
Medium Risk	BB+	107,759	0.5%	141,311	0.9%
Medium Risk	BB	1,426	0.0%	4,381	0.0%
Medium Risk	BB-	-	0.0%	780	0.0%
Hihg Risk	B+	3,410	0.0%	2,895	0.0%
Hihg Risk	B-	2,352	0.0%	1,445	0.0%
Hihg Risk	CCC+	677	0.0%	13,659	0.1%
Hihg Risk	CCC	-	0.0%	-	0.0%
Hihg Risk	C	213	0.0%	2,063	0.0%
Hihg Risk	D	18	0.0%	144	0.0%
Without Rating	SC	399,994	1.8%	149,107	1.0%
Total		22,673,217	100.0%	15,549,066	100.0%
Note: * Internal homologation
At the end of the year, Bank’s positions are not in excess of the concentration limit, according to the applicable laws.

Market Risk

Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value of equity as a result of a change in market interest rates.

Market risk stems from the following activities at the Bank:

1.Trading: includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.

2.Balance sheet management: Includes the Bank's assets and liabilities that are not part of the treasury and those operations intended to cover the banking book.. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the equity economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

In the Bank, the market risks are identified, measured, monitored, controlled and reported to support timely decision-making process for their mitigation, and to achieve risk-return profiles in line with the entity’s policies, keeping expected losses at tolerable levels.

The Board of Directors and Senior Management of the Bank have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within the Bank, and their interaction to ensure adequate market risk administration.

The separate functions between the business areas and the risk areas responsible for the identification, measurement, analysis, control, and reporting of market risks provide sufficient independence and autonomy for their proper control. Meanwhile, the Internal Audit Vice Presidency is responsible for periodically evaluating that the procedures and methodologies for risk measurement and control are correctly applied, in accordance with current regulations and the internal provisions defined by the Board of Directors and Senior Management.

The Bank’s Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, and controlling the market risk inherent in the Bank’s businesses: (b) the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors and Senior Management prior to the negotiation of the product.

Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of the 2005 Basel Committee. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR.

Additionally, extreme scenario measurements or stress tests are conducted to estimate potential losses that do not occur frequently but are still possible, by replicating past crises or, conversely, simulating hypothetical events. Adjustment tests or backtesting are also performed to determine how accurate the loss forecasts are compared to reality, leading to adjustments to the models if necessary.

The Bank’s VaR limits structure for trading activities, is sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is held. It ensures that the market risk is not concentrated in certain asset classes and maximizes the portfolio diversification effect. These limits are defined by companies, products or by risk takers. The majority of the limits are based on the maximum VaR values to which a certain portfolio can be exposed, nevertheless, loss triggers, stop loss and sensitivity warning levels are also set, especially in the derivatives portfolios. The limits are approved by the Board of Directors, and set based on factors such as tolerance for losses, capital resources and market´s complexity and volatility. They are monitored daily, and their excesses or violations are reported to the Board of Directors and the Risk Committee.

Within the control and monitoring processes of market risks, reports are elaborated on a daily, weekly and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established. These reports are taken as an input for the decision-making process in the different Committees and management of the Bank.

In 2024, the global economy demonstrated significant resilience and achieved a soft landing after the increase in interest rates to contain inflation. Despite this, factors such as climatic phenomena, trade tensions, geopolitical conflicts, and electoral processes in key economies added uncertainty to the evolution of macroeconomic indicators and financial asset prices. These elements increased inflationary risks, leading central banks, led by the Fed, to adopt fewer flexible stances in reducing interest rates. Political stability also influenced investor confidence and the implementation of economic reactivation policies.
Despite the volatility presented in the markets and the movements that were recorded within the investment portfolio to comply with the limits established by the Board of Directors, the Treasury recorded good performance in its management.

Market Risk and banking book's interest rate risk management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2024.

The Bank maintains trading instruments in its assets which are recorded in the treasury book and include, among others, fixed income instruments and derivatives, futures on bonds and exchange rates, as well as OTC plain vanilla derivatives (currency and securities forwards, interest rate swaps, exchange rate swaps, European and Asian options). Likewise, the Bank maintains instruments not intended for trading which are recorded in the banking book and mainly include loans, fixed-term deposits, savings accounts, current accounts, and investments to hold until maturity.

The Bank uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia.

For the management of the banking book's interest rate risk, the Bank estimates the impact of changes in market rates on the net interest income and the economic value of equity. Additionally, the exchange rate risk assumed by the banking book's positions is transferred to the treasury where it is aggregated and managed.

a.Measurement of market risk of trading instruments

The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the Superintendencia Financiera de Colombia (SFC).

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency the risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors. Such system will be described in detail in the following section.

The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 1771 of 2012 from the Ministry of Finance and Public Credit of Colombia.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.

The risk exposure categories for which VaR is computed by the Bank according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) collective investment funds risk and (v) credit default swaps risk (CDS).

Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of losses as a result of a decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC. In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

Zone	Band	Modified Duration		Changes in Interest Rates (bps)
		Lower Limit	Upper Limit	Moneda Legal	URV	Lower Limit
Zone 1	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
Zone 2	5	1	1.9	222	250	90
	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
Zone 3	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60

Once the sensitivity for each net position has been calculated, they are grouped into the zones and bands observed in the previous table using the modified duration of each investment. This procedure allows calculating a net sensitivity for each band and zone understood as the difference between the sensitivities associated with long positions (positive sensitivities) versus the sensitivities of short positions (negative sensitivities) of the instruments that make up each of the bands or zones.

However, when performing the direct sum of net sensitivities (positive and negative) for each of the bands and zones, it would be allowing the compensation of interest rate risk exposures between instruments that are clearly different, although these instruments share the same currency, they have differential exposures in relation to movements in interest rate curves for different terms. Therefore, interest rate risk cannot be compensated, at least in total, between different instruments, especially from the point of view of their duration.

To incorporate this fact into the measurement of interest rate risk, the calculation of a sensitivity adjustment charge has been implemented, which represents a portion of sensitivity that cannot be compensated between different instruments, bands, or zones.

The adjustment factors show an increasing behaviour as instruments whose duration differs to a greater extent are compensated.

It is important to highlight that both changes in interest rates and adjustment factors can be modified by the SFC when it so provides, to adequately reflect the sensitivity of each of the positions exposed to interest rate risk.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES), and other instruments issued by the Colombian government, recorded in the Bank’s treasury book.

•Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk

The VaR calculation methodology described in Appendix VI of Chapter XXXI of the Basic Accounting Circular issued by the SFC, the Bank quantifies exchange rate risks, stock price risks, and collective portfolio risks by applying a factor to the market value of positions exposed to these risks. This factor represents the maximum probable price variation and, as of December 31, 2024, was given by:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

Interest rate fluctuations and the risk sensitivity factors for exchange rate, stock prices and collective portfolios used in the model are established by the SFC in accordance to historical market performance.

•Total market risk

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk. Currently, the Bank not present exposure to credit default swaps risk.

The total market risk VaR had an increase of 53.6%, rising from COP 965,729 in December 2023 to COP 1,483,039 in December 2024. This behavior is mainly explained by increases in the exposure to exchange rate and interest rate risk factors. The increase in the exchange rate factor is primarily driven by greater exposure to the US dollar, followed by the interest rate factor, which is mainly driven by the increase in the portfolio of Colombian government debt securities and private debt. The collective investment fund factor increased due to the appreciation of investments.

The total variation of market risk, as well as that of its components, is observed below:

Risk factors	December 31, 2024 In millions of Colombian pesos
	End of Period	Average	Maximum	Minimum
Interest rate	413,000	405,330	452,682	351,696
Exchange rate	615,479	404,782	615,479	234,652
Stock price	14,996	15,638	26,578	11,674
Collective investment funds	439,564	417,525	439,564	401,821
Total VaR	1,483,039	1,243,275

Risk factors	December 31, 2023 In millions of Colombian pesos
	End of Period	Average	Maximum	Minimum
Interest rate	334,375	352,633	484,964	308,204
Exchange rate	203,244	128,096	239,366	42,283
Stock price	25,951	20,880	25,951	17,313
Collective investment funds	402,159	396,851	412,474	370,716
VaR Total	965,729	898,460

Between December 31, 2023 and 2024, the average Total VaR was COP 1,243 billion, the maximum value COP 1,498 billion, and the minimum value COP 1,042 billion.

•Assumptions and Limitations of VaR Models

Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.
b.Banking Book Interest Rate Risk Measurement

Interest rate risk is understood as the possibility of incurring losses due to a decrease in the economic value of assets or a reduction in the net interest margin, as a consequence of changes in interest rates. The impact of these variations could be reflected in the financial margin and, consequently, in equity due to the risks inherent in active and passive transactions, as well as in the administration of the resources that the Bank manages day to day.

Interest rate risk management consists of monitoring and controlling these possible impacts, seeking to maximize the risk/profitability relationship of the banking book. All the guidelines established for its management are defined in the SIAR Manual – Chapter 10 –Banking Book Interest rate risk, which is reviewed by the Board of Directors with a minimum annual periodicity.

The approval, monitoring and control of the methodologies, policies, guidelines and strategies for the administration of interest rate risks, including the assignment of powers and setting action limits for the different areas, is the responsibility of the Risk Committee. On the other hand, the GAP Committee supports the Board of Directors and the Presidency in the definition, monitoring and control of general policies on the management of assets and liabilities, and the assumption of liquidity risks, interest rate risks and exchange rate risks to which Bank is exposed.

Regarding methodologies, the Bank adopts the guidelines for Interest Rate Risk of the Banking Book (IRRBB) established in Chapter XXXI Integral Risk Management System (SIAR) of the Basic Accounting and Financial Circular 100 of 1995, Annex 15 Standard Methodology to determine the RTILB, on assets, liabilities and off-balance sheet positions indicated by the Financial Superintendency of Colombia (SFC).

In this regard, an IRRBB Management Framework has been designed, including the BBCSR (Bank Book Credit Spread Risk), which aims to measure its impact on the EVE (Economic Value of Equity) delta and on the NIM (Net Interest Margin) delta, considering behavioral models and optionality risk through the implementation of prepayment models, NMD (Non Maturity Deposits) maturity models and the calculation of KAO (Automatic Options) options under the scenarios set forth in the standard.

●Interest Rate Risk Exposure (Banking Book)

Net Interest Income Sensitivity (ΔNII)

The delta NIO allows measuring the impact of interest rate risk on the Bank's financial income and expenses over a one-year time horizon. This approach allows assessing the effect of changes in interest rates on projected interest income and interest expense flows, providing a view of the immediate impact on the Bank's profitability.

For the evaluation of the change in the NII, two specific shock scenarios are used: an upward parallel shock and a downward parallel shock. These shocks involve uniform upward or downward shifts of the interest rate curve, allowing us to analyze how these variations affect the net interest margin over the one-year horizon.

The shocks in basis points per currency are as follows:

Currency (c)	Parallel (+/-)
COP	400
UVR	200
USD	200

Table 1. Sensitivity of the NII

Positions	December 31, 2024
In millions of COP
Sensitivity of the asset	5,047,412
Sensitivity of liabilities	3,989,352
NII sensitivity (NII Delta)	1,058,060

The NIM Delta for december is COP 1.1 billions under a parallel decrease scenario, considering the positive mismatch of repricing and capital maturities of less than 1 year.

•Assumptions and limitations

• The analysis is performed under the assumption of a constant balance, which implies that the cash flows that mature/reprice are replaced by new flows with the current terms of each product. that the cash flows that mature are replaced by new flows with identical characteristics in terms of term and interest rate.

• The projection of the flows includes behavioral options such as the prepayment of the fixed-rate portfolio, the maturation of the deposit accounts and the implicit or explicit options of the fixed-rate commitments and the variable-rate prepayments of the wholesale portfolio segment.

Economic Value of Equity Delta (ΔEVE)
The delta EVE measurement evaluates the change in the net present value of cash flows of assets, liabilities and off-balance sheet items until maturity, under stress scenarios. The objective is to capture how changes in interest rates affect the economic value of the Bank's equity.

This calculation incorporates interest rate shocks applied to the risk-free zero-coupon curve, according to each currency, considering six scenarios, in order to evaluate the impact of interest rates under various market conditions on the present value of the cash flows of the banking book operations, which in turn determines the economic value of the Bank.

Shocks Scenarios

The shocks in basis points per currency are as follows:

Currency (c)	Parallel	Short	Long
COP	400	500	300
UVR	200	300	100
USD	200	300	150

Scenarios include:

1. Upward parallel shock.
2. Parallel downward shock.

3. Steepening shock (short term rates down and long term rates up).
4. Flattening shock (short term rates up and long term rates down).
5. Short-term upward shock.
6. Short-term downward shock.

Table 2. Sensitivity of the Economic Value of Equity (Delta EVE)1

Positions	December 31, 2024
In millions of COP
Sensitivity of the asset	6,848,837
Sensitivity of liabilities	4,985,977
Sensitivity EVE (Delta EVE)	1,862,860

For december, Bancolombia's Delta EVE is COP 1.9 billions for a scenario with a parallel upward behavior of changes in market rates.

Delta EVE represents 6% of the ordinary basic equity plus the additional basic equity, therefore, it complies with the regulatory limit established in Chapter XXXI Integral Risk Management System (SIAR) of the Basic Accounting and Financial Circular 100 of 1995, Annex 15, which is equivalent to 15% of the ordinary basic equity plus the additional basic equity.

Assumptions and Limitations

• The analysis is performed under the liquidation balance assumption, which implies that existing positions are amortized and not replaced by any new business.
• The projection of the flows includes behavioral options such as the prepayment of the fixed-rate portfolio, the maturation of the deposit accounts and the implicit or explicit options of the fixed-rate commitments and the variable-rate prepayments of the wholesale portfolio segment.

Liquidity Risk

Liquidity risk refers to the possibility of not being able to efficiently and timely meet payment obligations, both expected and unexpected, present and future, without affecting the normal course of daily operations or the financial condition of the entity. This risk occurs when there is a shortage of available liquid assets or when it is necessary to assume unusual financing costs.

For the Bank, liquidity prevails over any growth and profitability objectives. Liquidity management has always been a fundamental pillar of its business strategy, which supports its balance sheet strength along with capital.

1 The inclusion of Bancolombia's commercial margins increases the Delta VEP by $92 billion for a scenario of parallel rate increases. On the other hand, including RSCLB (Bank Book Credit Spread Risk) would increase the VEP by $8 billion without representing a significant amount of Banking Book Interest Rate Risk.

In line with best governance practices, the Bank has established a clear division between the execution of the financial management strategy, responsibility of the asset and liability management area; and its monitoring and control, responsibility of the liquidity and inter estrate risk area.

The policies and guidelines for liquidity risk management are defined by the different Senior Management levels. These bodies are made up of the Board of Directors, the Risk Committee, and the Bank's Senior Management, and are guided by the definition of the risk appetite and therefore the definition of the financial strategy to follow. The decision-making process is carried out through the GAP Committee (asset and liability management committee), which to carry out its functions is supported by the GAP Management and the liquidity and interest rate risk area, which present the analyzes and management proposals, and control compliance with the established limits.

The Vicepresidency of Risks, through the liquidity and interest rate risk area, is responsible for proposing the minimum amount of the liquidity reserve, the liquidity portfolio policies, defining premises and metrics to model the behavior of the cash flows, propose and monitor liquidity limits consistent with the Bank's risk appetite, simulate stress scenarios, evaluate and report the risks inherent to new products and operations; and report the reports required by internal decision-making bodies, as well as by regulatory entities. All the above activities are verified and evaluated by the area of audit.

Measures to control liquidity risk include the maintenance of an investment portfolio with the purpose of having a liquidity reserve, and the definition of early warnings and liquidity limits, which allow the Bank's level of exposure to be proactively evaluated.

The methodologies used to control liquidity risk include liquidity gaps and stress scenarios, sensitivity analysis, early liquidity alerts, among others. Regulatory models are applied, in which contractual expirations are used; and internal models in which cash flows are adjusted through the implementation of different indicators, which seek to reflect a more real behavior of cash flows.

As a complementary measure, stress scenarios are carried out, with the aim of identifying the critical aspects in potential crises and defining the most appropriate management measures.
The scenarios consider the additional liquidity needs that could arise in the event of different extreme, although possible, events; and that may affect the different balance sheet items in different ways, such as the degree of renewal of term deposits, withdrawal of deposits, among others.

The policies, limits, processes, methodologies and tools for evaluating exposure to liquidity risk are periodically validated, in order to establish their relevance and functionality, and make the necessary adjustments. The liquidity and interest rate risk area prepares daily, weekly and monthly reports to monitor the evolution of the levels of exposure to liquidity risk and the established limits and alerts, and support the decision-making process.

The Bank has a liquidity contingency plan to face critical events, which is tested annually.

a.Liquidity Risk Management

Liquidity risk management seeks to support financial management and support the Bank's liquidity management process on a day-to-day basis, providing sufficient information to know the degree of exposure that exists to illiquidity events. To do this, measurements are obtained that allow Senior Management to make decisions to correct situations in which high exposures to liquidity risk are evident, both in legal currency and in foreign currency.

The guidelines and policies for managing liquidity risk are defined by the different levels of Senior Management. These bodies are made up of the Board of Directors and different specialized Committees, which are guided by the definition of the risk appetite and the definition of the financial strategy to follow.

The management of liquidity risk in the Bank is carried out by a risk area, independent of the treasury negotiation, deposits and placement areas, which is responsible for the identification, measurement, monitoring and control of risks. There are policies and different methodologies that allow establishing limits and defining early warnings of liquidity risk.

Stress scenarios are periodically simulated to ensure that there is sufficient time to generate the funds necessary to operate under adverse market conditions. Likewise, daily reports are prepared for Senior Management in which the evolution of exposure to liquidity risk is monitored, as well as the degree of use of the limits and levels of established alerts.

●Liquidity Risk Exposure:
To estimate liquidity risk, a liquidity coverage indicator (IRL) is calculated that corresponds to the relationship between liquid assets and their net liquidity requirements for a horizon of 30 calendar days. This indicator allows you to know the liquidity coverage you have for the next month.

The net liquidity requirement is calculated from the flow of contractual maturities of the asset and the flow of contractual and non-contractual maturities of the liability, as defined in Chapter XXXI, of the CBCF of the SFC.

Below are the results of liquidity coverage for the Bank:

Liquidity Coverage Ratio	December 31, 2024	December 31, 2023
	In millions of COP
Net cash outflows into 30 days**	18,811,459	10,179,043
Liquid Assets	35,329,433	28,612,973
Liquidity coverage ratio*	187.80%	281.10%
* The minimum level required of the liquidity coverage ratio by the legal norm is 100%.
** Net cash outflows into 30 days: 30-day contractual maturities of the asset (portfolio, liquidity operations, investments that are not liquid assets, derivatives) less contractual maturities of the liability (term deposits, passive liquidity operations, bonds, passive portfolio, derivatives) less non-contractual maturities of deposit accounts.

The liquidity indicator was located at 187.80% at the close of December 2024, representing a reduction of 93.2%, due to the increase in the liquidity requirement, a result of the reduction in active liquidity operations, the reduction in 30-day portfolio projections, and fewer derivatives operations.

●Liquid Assets
One of the Bank's main guidelines is to maintain a solid liquidity position. Therefore, the GAP Committee, composed of members of the Senior Management, has established a minimum level of liquid assets, calculated based on liquidity requirements, in order to guarantee the proper operation of banking activities, such as the placement of loans and withdrawal of deposits, protecting capital and taking advantage of market opportunities.

The following table shows the liquid assets held by Bank:

Liquid Assets (1)	December 31, 2024	December 31, 2023
	In millions of COP
High quality liquid assets(2)
Cash	12,463,277	12,314,552
High quality liquid securities	20,622,441	14,197,252
Other Liquid Assets(3)
Other securities	2,243,715	2,101,169
Total Liquid Assets	35,329,433	28,612,973

(1)Liquid assets: Liquid assets will be considered those that are easily realized that form part of the entity's portfolio or those that have been received as collateral in active operations in the money market, and that have not been subsequently used in passive operations in the monetary market and do not have any mobility restrictions. The following are considered liquid assets: available assets, shares in open collective investment funds without a permanence agreement, shares registered on the Colombian stock exchange that are eligible to be subject to repo or repo operations, and negotiable investments available for sale. sale of fixed income securities.
(2)High quality liquid securities are considered to be those available and the shares that are eligible to be subject to repo or repo operations, additionally for those entities that are in the group of OMAS Placement Agents (ACO) those liquid assets that receive the Banco de la República for its monetary expansion and contraction operations described in section 3.1.1 of the External Regulatory Circular DODM-142 of the Banco de la República or otherwise (if it is not ACO) only those securities that are mandatory listing in the market maker program.
(3)Other Liquid Assets: Liquid assets that do not meet the quality characteristic are those included in this item.

•Contractual maturities of financial assets and liabilities
Below are the contractual maturities of capital and interest of the Bank's financial assets:
Contractual expirations of the asset 2024

Financial Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	More than 5 years
December 31, 2024		In millions of COP
Cash and balances with central bank	13,292,127	-	-	-	-
Interbank borrowings - Repurchase agreements	5,697,440	-	-	-	-
Financial assets investments	995,155	7,699,148	8,727,586	2,430,000	5,325,958
Loans and advances to customers	8,128,320	65,765,834	78,036,549	46,330,763	78,012,086
Derivative financial instruments	8,676,006	4,685,855	1,694,141	743,790	836,395
Total financial assets	36,789,048	78,150,837	88,458,276	49,504,553	84,174,439

Contractual expirations of the asset 2023

Financial Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	More than 5 years
December 31, 2023		In millions of COP
Cash and balances with central bank	12,863,332	-	-	-	-
Interbank borrowings - Repurchase agreements	11,485,003	-	-	-	-
Financial assets investments	1,225,370	7,508,962	2,763,994	1,031,008	2,763,672
Loans and advances to customers	9,299,459	67,075,512	76,991,280	44,292,725	73,095,556
Derivative financial instruments	3,779,140	12,521,300	4,131,390	1,690,432	1,395,199
Total financial assets	38,652,304	87,105,774	83,886,664	47,014,165	77,254,427

Below are the contractual maturities of capital and interest of the Bank’s liabilities:

Contractual maturities of liabilities 2024

Financial Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	More than 5 years
December 31, 2024		In millions of COP
Demand deposit from customers	115,768,639	-	-	-	-
Time deposits from customers	11,309,077	35,826,396	8,349,029	3,583,268	15,246,849
Interbank deposits-Repurchase agreements	646,806	-	-	-	-
Borrowings from other financial institutions	148,800	4,123,676	4,830,763	865,447	1,205,849
Debt securities in issue	40,491	759,393	4,581,252	1,131,868	5,761,272
Preferred Shares	-	57,701	115,403	115,403	295,697
Derivative financial instruments	8,444,434	4,517,066	1,559,856	763,789	754,418
Total financial liabilities	136,358,247	45,284,232	19,436,303	6,459,775	23,264,085

Contractual maturities of liabilities 2023

Financial Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	More than 5 years
December 31, 2023		In millions of COP
Demand deposit from customers	104,112,202	-	-	-	-
Time deposits from customers	9,530,808	33,349,972	11,476,688	4,809,582	18,199,529
Interbank deposits-Repurchase agreements	263,751	-	-	-	-
Borrowings from other financial institutions	300,957	3,322,380	7,182,852	1,538,962	1,915,030
Debt securities in issue	101,782	2,755,303	3,890,387	4,307,752	3,507,202
Preferred Shares	-	57,701	115,403	115,403	295,697
Derivative financial instruments	3,220,567	13,098,241	4,135,676	1,678,780	1,473,116
Total financial liabilities	117,530,067	52,583,597	26,801,006	12,450,479	25,390,574

The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:

•The demand deposits historically have maintained a tendency to remain stable.
•The mortgage loans, despite having contractual maturity terms of 15 and 20 years at a fixed rate and 30 years at UVR, the average life is less than these terms.Time deposits have maintained an average renewal level of 54%.

•Financial guarantees

Below are the financial guarantees:

December 31, 2024	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
		In millions of COP
Financial guarantees	522,590	4,656,286	1,894,900	135,821	602,640

December 31, 2023	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
		In millions of COP
Financial guarantees	628,556	5,844,015	1,185,076	440,092	472,725

•Net Stable Funding Ratio
The Net Stable Funding Ratio indicator seeks to limit excessive dependence on unstable sources of financing for strategic assets that are often illiquid. It also seeks for entities to maintain a stable funding profile in relation to their assets. The Net Stable Funding Ratio (CFEN) is a ratio between the stable funding required and the stable funding available.
The following are the results of the Net Stable Funding Ratio between december 2023 and 2024:

Net Stable Funding Ratio In millions of Colombian pesos
Item	December 31, 2024	December 31, 2023
Funding stable available (FED)	205,786,903	192,571,288
Funding stable Required (FER)	168,405,514	158,734,448
Net Stable Funding Ratio	122.20%	121.32%

The indicator has remained above adequate levels, without breaching the established limits. During the year to date, the indicator showed an increase of 88 bp considering the increase in Available Stable Funding due to the increase in technical assets and deposit accounts under the Retail and Wholesale segments, offset in turn by the increase in the Funding stable Required due to the dynamism of disbursements of the active portfolio.

Operational Risk

The Bank manages operational risk with the main objective of understanding and taking advantage of opportunities to generate profits, while reducing losses by knowing and attacking threats.

This management is framed in the main stages of risk administration such as risk identification, measurement, control and management. The Bank has the permanent identification and updating of the risks to which it is exposed.

The Bank closes the year 2024 with operating losses equivalent to COP 314.2 billion, representing a 19% increase in accumulated net economic losses compared to the previous year (COP 263.8 billion). This is due to the increase in external fraud events, customer impersonation, mainly in payment methods and digital channels, representing 82% of fraud losses; and technological failures that generated losses due to wrong balances in favor of clients that could not be recovered.

It should be noted that exposure to cybersecurity risk has remained at adequate levels, thanks to the measures that have been adopted in terms of controls, monitoring and mitigation actions to adjust to environmental threats.

Interest Rate Benchmark Reform

As part of the LIBOR benchmark reform that is being implemented since 2017 by the Financial Conduct Authority of the UK, it was announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2022, and the remaining USD LIBOR settings immediately after June 30, 2023.

Bancolombia has taken the necessary measures to identify and implement the action plans required to address de discontinuation process of the LIBOR rate. The replacement of the LIBOR rate in USD with the SOFR rate was approved by the Asset and Liability Management (ALM) Committee and the Risk Committee of the Board of Directors. The development of products indexed to the new reference rate (SOFR) has commenced.
The following table provide a breakdown by currency and nature of financial instruments exposed to the LIBOR rate for the period ending in December 2023:

December 31, 2023
In millions of COP
USD LIBOR[1]
Assets
Loans	-
Derivatives	41,818
Total Assets	41,818
Liabilities
Loans	323
Total Liabilities	323
1 Cessation date: USD LIBOR June 30,2023. Portfolio balances and market value of derivative transactions outstanding at December 31, 2023.
As of December 31, Bancolombia does not hold positions with exposure to the LIBOR rate, as these either matured or were transitioned to the SOFR rate, in accordance with the guidelines established by the ALM (Asset and Liability Management) Committee and the Risk Committee of the Board of Directors.